Filed pursuant to General
Instruction II.L. of Form F-10
File No. 333-240142
The information in this preliminary prospectus supplement and the accompanying base shelf prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying base shelf prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated September 15, 2020
Preliminary Prospectus Supplement
(To Prospectus dated August 6, 2020)
$800,000,000
  % Convertible Senior Notes due 2025

Shopify Inc. (“Shopify”, “us” or “we”) are offering $800,000,000 principal amount of our   % Convertible Senior Notes due 2025 (the “notes”) (“the Offering”). The notes will bear interest at a rate of   % per year, payable semiannually in arrears on May 1 and November 1 of each year, beginning on May 1, 2021. The notes will mature on November 1, 2025, unless earlier converted, redeemed or purchased in accordance with their terms.
Holders of the notes may convert their notes at their option at any time prior to the close of business on the business day immediately preceding August 1, 2025, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2021 (and only during such calendar quarter), if the last reported sale price on the New York Stock Exchange (the “NYSE”) of our Class A Subordinate Voting Shares (“Class A Subordinate Voting Shares”) for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the ten business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price on the NYSE of our Class A Subordinate Voting Shares and the conversion rate for the notes on each such trading day; (3) with respect to any notes we call for optional redemption, clean-up redemption or tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after August 1, 2025, holders may convert all or any portion of their notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions. Upon conversion, we will pay or deliver, as the case may be, cash, our Class A Subordinate Voting Shares or a combination of cash and our Class A Subordinate Voting Shares, at our election, as described in this Prospectus Supplement.
The conversion rate for the notes will initially be    Class A Subordinate Voting Shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $   per Class A Subordinate Voting Share). The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date or following our issuance of a notice of redemption, in each case as described in this Prospectus Supplement, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or its notes called for redemption during the related redemption period in certain circumstances.
We may not redeem the notes prior to September 15, 2023, except if less than $80 million aggregate principal amount of notes remains outstanding at any time or in the event of certain changes in Canadian tax law. We may redeem for cash all or any portion of the notes, at our option, on or after September 15, 2023 if the last reported sale price on the NYSE of our Class A Subordinate Voting Shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. We may also redeem the notes upon the occurrence of certain changes to the laws governing Canadian withholding taxes. No sinking fund is provided for the notes.
If we undergo a fundamental change prior to the maturity date, subject to limited exceptions, we are required to offer to purchase for cash all outstanding notes at a fundamental change purchase price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the fundamental change purchase date.
The notes will be our senior unsecured obligations and will rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the notes; equal in right of payment to any of our existing and future liabilities that are not so subordinated; effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of our current or future subsidiaries.
We expect that delivery of the notes will be made to investors in book-entry form through The Depository Trust Company on or about September   , 2020.
Book-Running Managers
Goldman Sachs & Co. LLC	Citigroup	Credit Suisse
September   , 2020
(cover continued on next page)

(cover continued from previous page)
Concurrently with the Offering, we are conducting a separate public offering (the “Concurrent Equity Offering”) of 1,100,000 Class A Subordinate Voting Shares (the “Offered Shares”) at a price of US$   per Offered Share. The closing of this offering of notes is not conditioned upon the closing of the Concurrent Equity Offering and the closing of the Concurrent Equity Offering is not conditioned upon the closing of this offering of notes. This Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy any securities being offered in the Concurrent Equity Offering.
	Per Note	Total Offering(3)
Price to the Public(1)	$	$
Underwriters’ Discounts and Commissions	$	$
Net Proceeds to the Company(2)	$	$
(1)	Price to the public does not include accrued interest, if any, from , 2020.
(2)
Before deducting the expenses of the Offering, estimated to be approximately $  , which, together with the Underwriters’ discounts and commissions, will be paid for by us out of the gross proceeds of the Offering. See “Underwriting”.

(3)
We have granted to the Underwriters an option (the “Over-Allotment Option”), exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to $120,000,000 aggregate principal amount of additional notes at the offering price listed above, less underwriting discounts and commissions. The Underwriters may exercise this option solely for the purpose of covering the Underwriters’ over-allocation position, if any, made in connection with the initial offering of the notes offered by this Prospectus Supplement and consequent market stabilization purposes. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Discounts and Commissions” and “Net Proceeds to the Company” will be $  , $   and $  , respectively.

An investment in the notes involves significant risks that should be carefully considered by prospective investors before purchasing the notes. The risks outlined in this prospectus supplement (the “Prospectus Supplement”), the accompanying short form base shelf prospectus dated August 6, 2020 (the “Shelf Prospectus”) and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in the notes. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors.”
NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
This Offering is being made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.
Purchasers of the notes should be aware that the acquisition of such notes may have tax consequences both in the United States and in Canada. This Prospectus Supplement may not describe these tax consequences fully. See “U.S. Federal Income Tax Considerations” and “Canadian Federal Income Tax Considerations.”
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada, and that all or a substantial portion of the assets of the Company and said persons are located outside of the United States. See “Enforceability of Civil Liabilities.”
We do not intend to apply to list the notes on any securities exchange or any automated dealer quotation system. Our Class A subordinate voting shares are listed on the NYSE and the Toronto Stock Exchange (the “TSX”), in each case under the symbol “SHOP.” The last reported sale price of our Class A Subordinate Voting Shares on September 14, 2020 was $931.83 per share on the NYSE and C$1,231.22 per share on the TSX.

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT
TABLE OF CONTENTS FOR THE SHELF PROSPECTUS
S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the accompanying Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purpose of the Offering.
Neither we nor the Underwriters have authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the notes or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The notes are not being offered in any jurisdiction where the offer or sale is not permitted.
Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.
This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the accompanying Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of the Offering.
Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Corporate Secretary of the Company at 150 Elgin Street, 8th Floor, Ottawa, Ontario, Canada, K2P 1L4, and are also available electronically at www.sedar.com (“SEDAR”) and www.sec.gov (“EDGAR”).
The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:
(a)
Shopify’s audited consolidated financial statements as at and for the years ended December 31, 2019 and December 31, 2018, together with the related notes thereto, management’s annual report on internal control over financial reporting and the report of our Independent Registered Public Accounting Firm thereon (the “2019 Annual Financial Statements”);

(b)	Shopify’s Management’s Discussion and Analysis for the year ended December 31, 2019 (the “2019 Annual MD&A”);
(c)	Shopify’s Annual Information Form dated February 12, 2020 (the “Annual Information Form”);
(d)	Shopify’s Management Information Circular dated April 16, 2020 in connection with the annual general meeting of the shareholders of Shopify held on May 27, 2020;
(e)
Shopify’s unaudited interim condensed consolidated financial statements as at June 30, 2020 and for the three and six months ended June 30, 2020 and 2019, together with the related notes thereto (the “Q2 2020 Financial Statements”); and

(f)	Shopify’s Management’s Discussion and Analysis as at and for the three and six months ended June 30, 2020 (the “Q2 2020 MD&A”).
Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the accompanying Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.
Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company, filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and during the period that this Prospectus Supplement is effective, shall be deemed to be incorporated by reference into this Prospectus Supplement. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Registration Statement, of which this Prospectus Supplement forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.
References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the accompanying Shelf Prospectus, and we disclaim any such incorporation by reference.
MARKETING MATERIALS
Before filing the final prospectus supplement in respect of the Offering, we and the Underwriters intend to hold road shows that potential investors in the United States and in certain of the provinces and territories of Canada will be able to attend. We and the Underwriters may provide marketing materials to those potential investors in connection with those road shows.
In doing so, we and the Underwriters are relying on a provision in applicable Canadian securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to those road shows on the SEDAR website at www.sedar.com or include or incorporate by reference those marketing materials in the final prospectus supplement in respect of the Offering. To rely on this exemption, we and the Underwriters must give a contractual right to Canadian investors in the event the marketing materials contain a misrepresentation.
Accordingly, we and the Underwriters signing the certificate contained in the Canadian Prospectus Supplement in respect of the Offering have agreed that in the event the marketing materials relating to the road shows described above contain a misrepresentation (as defined in securities legislation in each of the provinces and territories of Canada, other than Québec), a purchaser resident in a province or territory of Canada, other than Québec, who was provided with those marketing materials in connection with the road shows and who purchases notes under this Prospectus Supplement in respect of the Offering during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against us and each such Underwriter with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction of Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in this Prospectus Supplement in respect of the Offering.
However, this contractual right does not apply (i) to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in this Prospectus Supplement in respect of the Offering, and (ii) to any “comparables” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) in the marketing materials provided in accordance with applicable securities legislation.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated herein and therein by reference contain forward-looking statements about Shopify’s business outlook, objectives, strategies, plans, strategic priorities, results of operations and the expectation that the Concurrent Equity Offering will be completed, the aggregate gross proceeds of the Concurrent Equity Offering and the expected use of such proceeds as well as other statements that are not historical facts. A statement Shopify makes is forward-looking when it uses what Shopify knows and expects today to make a statement about the future. In some cases, you can identify forward-looking statements by words such as “may”, “might”, “will”, “should”, “could”, “would”, “expects”, “further”, “intends”, “plans”, “anticipates”, “believes”, “considers”, “estimates”, “predicts”, “projects”, “potential”, “continue”, “ensure”, “enable”, “support”, “allow” or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All such forward-looking statements are made under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and constitute forward-looking information within the meaning of applicable Canadian securities legislation.
Specifically, without limiting the generality of the foregoing, all statements included in this Prospectus Supplement and in the accompanying Shelf Prospectus, including the documents incorporated by reference herein and therein, that address activities, events or developments that Shopify expects or anticipates will or may occur in the future, and other statements that are not historical facts, are forward-looking statements. These statements are based upon our management’s perception of historic trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in these forward-looking statements are reasonable as at the date made, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors, including but not limited to the risks described in detail in the section entitled “Risk Factors” and elsewhere in documents incorporated by reference herein, that may cause our actual results to be materially different from any future results expressed or implied by these forward-looking statements. Without limiting the foregoing, we note that the impact of the novel coronavirus (“COVID-19”) pandemic and the degree to which COVID-19 will affect our results and operations is highly uncertain and cannot currently be predicted, and will depend upon, among other things, the duration, extent and severity of the COVID-19 pandemic, actions taken to contain the COVID-19 pandemic, the impact of the COVID-19 pandemic and related restrictions on economic activity and domestic and international trade, and the extent of the impact of these and other factors on our employees, partners and suppliers and our merchants and their customers. Accordingly, prospective purchasers should not place undue reliance on the forward-looking statements contained in this Prospectus Supplement and the accompanying Shelf Prospectus, or in the documents incorporated by reference herein or therein, and should take into account the impact of the risks described in detail under the heading “Risks Related to COVID-19” in the section entitled “Risk Factors”, which will affect all such forward-looking statements and in particular, those made prior to the date of this Prospectus Supplement.
Forward-looking statements made in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated herein and therein by reference are based on a number of assumptions that Shopify believed were reasonable on the day it made the forward-looking statements. Refer to the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus for certain assumptions that Shopify has made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

The forward-looking statements in this Prospectus Supplement and the accompanying Shelf Prospectus represent our views as of the date hereof and thereof and forward-looking statements contained in the documents incorporated herein and therein by reference represent our views as of the date of such documents, unless otherwise indicated in such documents. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law.
Prospective purchasers are cautioned that the risks referred to above are not the only ones that could affect Shopify. Additional risks and uncertainties not currently known to Shopify or that Shopify currently deems to be immaterial may also have a material adverse effect on Shopify’s financial position, financial performance, cash flows, business or reputation.
ENFORCEABILITY OF CIVIL LIABILITIES
We are a corporation incorporated under and governed by the Canada Business Corporations Act (the “CBCA”). Most of our directors and officers reside principally in Canada, and the majority of our assets and all or a substantial portion of the assets of these persons is located outside the United States. The Company has appointed an agent for service of process in the United States; however it may nevertheless be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or any such persons, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against us or any such persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.
We filed with the SEC, concurrently with our Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed The Corporation Service Company as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the Offering of securities under this Prospectus Supplement.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
We express all amounts in this Prospectus Supplement in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.
The following table sets forth, for the periods indicated, the high, low, average and end of period rates of exchange for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada during the respective periods.
	Year Ended December 31,		Six Months Ended June 30,
	2019	2018	2020	2019
High	1.3600	1.3642	1.4496	1.3600
Low	1.2988	1.2288	1.2970	1.3087
Average	1.3269	1.2957	1.3651	1.3336
Period end	1.2988	1.3642	1.3628	1.3087
On September 14, 2020, the Bank of Canada rate was $1.00 = C$1.3175.
WHERE YOU CAN FIND MORE INFORMATION
Shopify files certain reports with, and furnishes other information to, each of the SEC and certain securities regulatory authorities of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, Shopify is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Shopify’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Shopify’s reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services. Shopify’s Canadian filings are available on SEDAR at www.sedar.com.

Shopify has filed with the SEC under the Securities Act the Registration Statement relating to the securities being offered hereunder, of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.

THE OFFERING
The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. A more detailed description of the terms and conditions of the notes is contained under the heading “Description of Notes” in this Prospectus Supplement. As used in this section, “we,” “our,” and “us” refer to Shopify Inc. and not to its consolidated subsidiaries, and our Class A Subordinate Voting Shares of Shopify Inc. are referred to as the “Class A Subordinate Voting Shares.”
Issuer
Shopify Inc., a company incorporated under the laws of Canada.
Securities
$800,000,000 principal amount of   % Convertible Senior Notes due 2025 (the “notes”) (or $920,000,000 if the underwriters exercise their over-allotment option in full).
Maturity
November 1, 2025, unless earlier converted, redeemed or purchased.
Interest
The notes will bear cash interest at   % per year. Interest will accrue from September   , 2020 and will be payable semiannually in arrears on May 1 and November 1 of each year, beginning on May 1, 2021. We will pay additional interest, if any, at our election as the sole remedy relating to the failure to comply with our reporting obligations as described under “Description of Notes—Events of Default.”
Conversion Rights
Holders may convert their notes at their option prior to the close of business on the business day immediately preceding August 1, 2025, in multiples of $1,000 principal amount, only under the following circumstances:
•
during any calendar quarter commencing after the calendar quarter ending on March 31, 2021 (and only during such calendar quarter), if the last reported sale price on the NYSE of our Class A Subordinate Voting Shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price for the notes on each applicable trading day;

•
during the ten business day period after any ten consecutive trading day period (the “measurement period”) in which the “trading price” (as defined under “Description of Notes—Conversion Rights—Conversion upon Satisfaction of Trading Price Condition”) per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price on the NYSE of our Class A Subordinate Voting Shares and the conversion rate on each such trading day;

•
if we call such notes for optional redemption, clean-up redemption or tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

•	upon the occurrence of specified corporate events described under “Description of Notes—Conversion Rights—Conversion upon Specified Corporate Events.”
On or after August 1, 2025, to the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes at the applicable conversion rate at any time, in multiples of $1,000 principal amount regardless of the foregoing conditions.
The conversion rate for the notes will initially be    Class A Subordinate Voting Shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $   per Class A subordinate voting share), subject to adjustment as described in this Prospectus Supplement.
Upon conversion, we will pay or deliver, as the case may be, cash, our Class A Subordinate Voting Shares or a combination of cash and our Class A Subordinate Voting Shares, at our election. If we satisfy our conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and our Class A Subordinate Voting Shares, the amount of cash and our Class A Subordinate Voting Shares, if any, due upon conversion will be based on a daily conversion value (as described herein) calculated on a proportionate basis for each trading day in a 20 trading day observation period (as described herein). See “Description of Notes—Conversion Rights—Settlement upon Conversion.”
In addition, following certain corporate events that occur prior to the maturity date or if we issue a notice of redemption, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or who elects to convert its notes called for redemption during the related redemption period in certain circumstances as described under “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-whole Fundamental Change or during a Redemption Period.”
We will not make any payment or other adjustment on conversion with respect to any accrued interest (including additional interest, if any) on the notes, and we will not adjust the conversion rate to account for accrued and unpaid interest.

Optional Redemption
We may not redeem the notes prior to September 15, 2023, except if less than $80 million aggregate principal amount of notes remains outstanding as described under “Description of Notes—Cleanup Redemption” or in the event of certain changes in Canadian tax law as described under “Description of Notes—Redemption for Changes in Canadian Tax Law.” We may redeem for cash all or any portion of the notes, at our option, on or after September 15, 2023 if the last reported sale price on the NYSE of our Class A Subordinate Voting Shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. We will give written notice of any redemption not less than 25 scheduled trading days nor more than 45 scheduled trading days before the redemption date (provided that if we elect (or are deemed to elect) physical settlement for conversions that occur during the related redemption period, we may provide written notice not less than 5 scheduled trading days nor more than 45 scheduled trading days before the redemption date) to the trustee, the conversion agent (if other than the trustee), the paying agent and each holder of notes. See “Description of Notes—Optional Redemption.”
Cleanup Redemption
We may redeem for cash all (but not less than all) of the notes at any time if less than $80 million aggregate principal amount of notes remains outstanding at such time at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. We will give written notice of any redemption not less than 25 scheduled trading days nor more than 45 scheduled trading days before the redemption date (provided that if we elect (or are deemed to elect) physical settlement for conversions that occur during the related redemption period, we may provide written notice not less than 5 scheduled trading days nor more than 45 scheduled trading days before the redemption date) to the trustee, the conversion agent (if other than the trustee), the paying agent and each holder of notes. See “Description of Notes—Cleanup Redemption.”

Redemption of Notes for Changes in Canadian Tax Law
In the event of certain changes to the laws governing Canadian withholding taxes, we will have the option to redeem, in whole but not in part, the notes for a purchase price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest (including additional interest, if any), up to, but excluding, the redemption date but without reduction for applicable Canadian taxes (except in respect of certain excluded holders) as described under “Description of Notes—Redemption for Changes in Canadian Tax Law.” We will give holders of notes written notice not less than 25 scheduled trading days nor more than 45 scheduled trading days before the redemption date (provided that if we elect (or are deemed to elect) physical settlement for conversions that occur during the related redemption period, we may provide written notice not less than 5 scheduled trading days nor more than 45 scheduled trading days before the redemption date) of this tax redemption, except that (i) we will not give notice of tax redemption earlier than 90 days prior to the earliest date on or from which we would be obligated to pay any such additional amounts, and (ii) at the time we give the notice, the circumstances creating our obligation to pay such additional amounts remain in effect. Upon our giving a notice of tax redemption, a holder may elect not to have its notes redeemed, in which case such holder would not be entitled to receive the additional amounts referred to in “Description of Notes—Additional Amounts” below after the redemption date.
Additional Amounts
All payments made by us or with respect to the notes will be made without withholding or deduction for Canadian taxes unless we are legally required to do so, in which case we will pay such additional amounts as may be necessary so that the net amount received by holders of the notes (other than certain excluded holders) after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction.
Offer to Purchase upon a Fundamental Change
If we undergo a “fundamental change” (as defined under the heading “Description of Notes—Offer to Purchase upon a Fundamental Change” in this Prospectus Supplement) prior to the maturity date of the notes, we will, subject to limited exceptions, be required to offer to purchase for cash all outstanding notes in principal amounts of $1,000 or a multiple thereof. The fundamental change purchase price will be equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the fundamental change purchase date. See “Description of Notes—Offer to Purchase upon a Fundamental Change.”

Ranking
The notes will be our senior unsecured obligations and will rank:
•	senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the notes;
•	equal in right of payment to any of our unsecured indebtedness that is not so subordinated;
•	effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and
•	structurally junior to all indebtedness and other liabilities of our current or future subsidiaries (including trade payables).
As of June 30, 2020, we and our subsidiaries had no indebtedness for borrowed money, and our subsidiaries had approximately $98 million of liabilities (including trade payables, lease liabilities, and other liabilities, but excluding intercompany obligations, deferred revenue, and liabilities of a type not required to be reflected on a balance sheet of such subsidiaries in accordance with U.S. GAAP) to which the notes would have been structurally subordinated. After giving effect to the issuance of the notes (assuming no exercise of the underwriters’ over-allotment option), the aggregate principal amount of our consolidated indebtedness for borrowed money as of June 30, 2020 would have been $800 million.
The indenture governing the notes will not limit the amount of debt that we or our current or future subsidiaries may incur.
Use of Proceeds
We estimate that the net proceeds from the Offering will be approximately $   million (or $   million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discount and estimated offering expenses payable by us.
We currently expect to use the net proceeds from the Offering and the Concurrent Equity Offering to further strengthen our balance sheet, providing us flexibility to fund our growth strategies that may include: product innovation, future acquisitions and strategic partnerships. Pending their use, we intend to invest the net proceeds from the Offering and the Concurrent Equity Offering in short-term, investment grade, interest bearing instruments or hold them as cash.
See “Use of Proceeds.”

Book-Entry Form
The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.
Absence of a Public Market for the Notes
The notes are new securities and there is currently no established market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and they may discontinue any market making with respect to the notes without notice. We do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system.
Material U.S. and Canadian Federal Income Tax Consequences
The notes and our Class A Subordinate Voting Shares issuable upon conversion of the notes will be subject to special and complex tax rules. Holders are urged to consult their own tax advisors with respect to the U.S. and Canadian federal, state, provincial, local and foreign tax consequences of purchasing, owning and disposing of the notes and our Class A Subordinate Voting Shares issuable upon conversion of the notes. See “U.S. Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations.”
New York Stock Exchange and Toronto Stock Exchange Symbols for Our Class A Subordinate Voting Shares
Our Class A Subordinate Voting Shares are listed on The New York Stock Exchange and on the Toronto Stock Exchange, in each case under the symbol “SHOP.”
Trustee, Paying Agent and Conversion Agent
Computershare Trust Company, N.A.
Co-Trustee
Computershare Trust Company of Canada
Concurrent Equity Offering
Concurrently with the Offering, we are offering 1,100,000 of our Class A Subordinate Voting Shares (or 1,265,000 of our Class A Subordinate Voting Shares if the underwriters of such offering exercise in full their option to purchase at a price of $      per Offered Share additional Class A Subordinate Voting Shares) in the Concurrent Equity Offering, pursuant to a separate prospectus supplement filed under the Shelf Prospectus. We estimate that the net proceeds to us from the Concurrent Equity Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately

$   million (or approximately $   million if the underwriters in that offering exercise in full their option to purchase additional Class A Subordinate Voting Shares).
The Offering is not contingent upon the completion of the Concurrent Equity Offering and the Concurrent Equity Offering is not contingent upon the completion of the Offering. We cannot assure you that either or both of the offerings will be completed on the terms described above or at all.

RISK FACTORS
An investment in the notes involves risks. Before purchasing the notes, prospective investors should carefully consider the information contained in, or incorporated by reference into, this Prospectus Supplement and the accompanying Shelf Prospectus, including, without limitation, the risk factors disclosed in the Annual Information Form and the Q2 2020 MD&A. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the notes could be materially adversely affected.
Risks Relating to the Offering
Discretion in use of proceeds.
We will have broad discretion concerning the use of the net proceeds of the Offering and the Concurrent Equity Offering as well as the timing of any expenditures. As a result, a purchaser of notes will be relying on the judgment of management with respect to the application of the net proceeds of the Offering and the Concurrent Equity Offering. Management may use the net proceeds of the Offering and the Concurrent Equity Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, our financial performance and financial condition may be adversely affected and the notes and the Class A Subordinate Voting Shares underlying the notes could lose value.
Although the notes are referred to as convertible senior notes, they are effectively subordinated to any of our secured debt and any liabilities of our subsidiaries.
The notes will rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the notes; equal in right of payment to any of our liabilities that are not so subordinated; effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of our current or future subsidiaries. In the event of a bankruptcy, liquidation, receivership reorganization or other winding up involving us or our assets, our assets that secure debt ranking senior or equal in right of payment to the notes will be available to pay obligations on the notes only after the secured debt has been repaid in full from these assets, and the assets of our subsidiaries will be available to pay obligations on the notes only after all claims senior to the notes have been repaid in full. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The indenture governing the notes will not prohibit us from incurring additional senior debt or secured debt, nor will it prohibit any of our current or future subsidiaries from incurring additional liabilities.
As of June 30, 2020, we and our subsidiaries had no indebtedness for borrowed money, and our subsidiaries had approximately $98 million of liabilities (including trade payables, lease liabilities, and other liabilities, but excluding intercompany obligations, deferred revenue, and liabilities of a type not required to be reflected on a balance sheet of such subsidiaries in accordance with U.S. GAAP) to which the notes would have been structurally subordinated. After giving effect to the issuance of the notes (assuming no exercise of the underwriters’ over-allotment option), the aggregate principal amount of our consolidated indebtedness for borrowed money as of June 30, 2020 would have been $800 million.
The notes are our obligations only and are not guaranteed by any of our subsidiaries.
The notes are our obligations exclusively and are not guaranteed by any of our subsidiaries. A portion of our operations are conducted through, and a portion of our assets are held by, our subsidiaries. Our ability to service our debt, including the notes, could depend on the results of operations of such subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the notes. Any such subsidiaries are and will be separate and distinct legal entities and will have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans or other distributions to us from such subsidiaries could be subject to contractual and other restrictions and would be subject to other business considerations.
Recent and future regulatory actions and other events may adversely affect the trading price and liquidity of the notes.
We expect that many investors in, and potential purchasers of, the notes will employ, or seek to employ, a convertible arbitrage strategy with respect to the notes. Investors would typically implement such a strategy by selling short our Class A Subordinate Voting Shares underlying the notes and dynamically adjusting their short position while continuing to hold the notes. Investors may also implement this type of strategy by entering into swaps on our Class A Subordinate Voting Shares in lieu of or in addition to short selling our Class A Subordinate Voting Shares.

The SEC and other regulatory and self-regulatory authorities have implemented various rules and taken certain actions, and may in the future adopt additional rules and take other actions, that may impact those engaging in short selling activity involving equity securities (including our Class A Subordinate Voting Shares). Such rules and actions include Rule 201 of SEC Regulation SHO, the adoption by the Financial Industry Regulatory Authority, Inc. and the national securities exchanges of a “Limit Up-Limit Down” program, the imposition of market-wide circuit breakers that halt trading of securities for certain periods following specific market declines, and the implementation of certain regulatory reforms required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Any governmental or regulatory action that restricts the ability of investors in, or potential purchasers of, the notes to effect short sales of our Class A Subordinate Voting Shares, borrow our Class A Subordinate Voting Shares or enter into swaps on our Class A Subordinate Voting Shares could adversely affect the trading price and the liquidity of the notes.
There is currently no market through which the notes may be sold.
There is currently no market through which the notes may be sold and purchasers of notes may not be able to resell the notes. The price offered to the public for the notes and the aggregate principal amount of notes to be issued have been determined by negotiations among the Company and the Underwriters. The price paid for each note may bear no relationship to the price at which the notes will trade in the public market subsequent to the Offering. The Company cannot predict at what price the notes will trade and there can be no assurance that an active trading market will develop for the notes or, if developed, that such market will be sustained.
Volatility in the market price and trading volume of our Class A Subordinate Voting Shares could adversely impact the trading price of the notes.
We expect that the trading price of the notes will be significantly affected by the market price of our Class A Subordinate Voting Shares. The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price of our Class A Subordinate Voting Shares could fluctuate significantly for many reasons, including in response to the risks described in this section, elsewhere in this Prospectus Supplement or the documents incorporated by reference in this Prospectus Supplement or for reasons unrelated to our operations, many of which are beyond our control, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability. A decrease in the market price of our Class A Subordinate Voting Shares would likely adversely impact the trading price of the notes. The market price of our Class A Subordinate Voting Shares could also be affected by possible sales of our Class A Subordinate Voting Shares by investors who view the notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our Class A Subordinate Voting Shares. This trading activity could, in turn, affect the trading price of the notes.
We may still incur substantially more debt in the future or take other actions which would intensify the risks discussed above.
We and our subsidiaries may be able to incur substantial additional debt in the future, subject to any restrictions that may be contained in future debt instruments, some of which may be secured debt. We will not be restricted under the terms of the indenture governing the notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the indenture governing the notes that could have the effect of diminishing our ability to make payments on the notes when due.
We may not have the ability to raise the funds necessary to settle conversions of the notes in cash or to purchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or purchase of the notes.
We will, subject to limited exceptions, be required to offer to purchase all of the outstanding notes upon the occurrence of a fundamental change before the maturity date at a purchase price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, if any, as described under “Description of Notes—Offer to Purchase upon a Fundamental Change.” In addition, upon conversion of the notes, unless we elect to deliver solely our Class A Subordinate Voting Shares to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the notes being converted as described under “Description of Notes—Conversion Rights—Settlement upon Conversion.” However, we may not have enough available cash or be able to obtain financing at the time we are required to make purchases of notes surrendered therefor or pay cash with respect to notes being converted.
In addition, our ability to purchase notes or to pay cash upon conversions of notes may be limited by law, regulatory authority or agreements governing our future indebtedness. Our failure to offer to purchase notes (or to purchase such notes) when required by the indenture or to pay cash upon conversions of notes as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. Moreover, the occurrence of a fundamental change under the indenture could constitute an event of default under any such agreement. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and purchase the notes or to pay cash upon conversions of notes.
The conditional conversion feature of the notes, if triggered, may adversely affect our financial condition and operating results.
In the event the conditional conversion feature of the notes is triggered, holders of the notes will be entitled to convert their notes at any time during specified periods at their option. See “Description of Notes—Conversion Rights.” If one or more holders elect to convert their notes, unless we elect to satisfy our conversion obligation by delivering solely our Class A Subordinate Voting Shares (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation in cash, which could adversely affect our liquidity. In addition, even if holders of notes do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.
In certain circumstances, holders may receive “prescribed securities” instead of the conversion consideration that they would otherwise receive.
As described under “Description of Notes—Conversion Rights— Recapitalizations, Reclassifications and Changes of Our Class A Subordinate Voting Shares,” under certain circumstances, if holders of notes would otherwise be entitled to receive, upon conversion of the notes, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied for the 2007 taxation year (referred to herein as “ineligible consideration”), such holders shall not be entitled to receive such ineligible consideration but we or a successor or acquirer, as the case may be, shall have the right (at the sole option of us or the successor or acquirer, as the case may be) to deliver either such ineligible consideration or “prescribed securities,” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied for the 2007 taxation year, with a market value equal to the market value of such ineligible consideration. In general, “prescribed securities” would include our Class A Subordinate Voting Shares and other shares which are not redeemable by the holder within five years of the last date of issuance of the notes. Because of this requirement, certain transactions may result in the notes being convertible into prescribed securities that are highly illiquid. This could have a material adverse effect on the value of the notes.
The accounting method for the notes could adversely affect our reported financial condition and results.
The accounting method for reflecting the notes on our balance sheet, accruing interest expense for the notes and reflecting the underlying shares of our common stock in our reported diluted earnings per share may adversely affect our reported earnings and financial condition.
We expect that, under applicable accounting principles, the initial liability carrying amount of the notes will be the fair value of a similar debt instrument that does not have a conversion feature, valued using our cost of capital for straight, unconvertible debt. We expect to reflect the difference between the net proceeds from the Offering and the initial carrying amount of the notes as a debt discount for accounting purposes, which will be amortized into interest expense over the term of the notes. As a result of this amortization, the interest expense that we expect to recognize for the notes for accounting purposes will be greater than the cash interest payments we will pay on the notes, which will result in lower reported income or higher reported loss. The lower reported income or higher reported loss resulting from this accounting treatment could depress the trading price of our common stock and the notes. However, in August 2020, the Financial Accounting Standards Board published an Accounting Standards Update (“ASU”) eliminating the separate accounting for the debt and equity components as described above. The

ASU will be effective for SEC-reporting entities for fiscal years beginning after December 15, 2021 (or, in the case of smaller reporting companies, December 15, 2023), including interim periods within those fiscal years. However, early adoption is permitted in certain circumstances for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. When effective, we expect the elimination of the separate accounting described above to reduce the interest expense that we expect to recognize for the notes for accounting purposes.
In addition, we expect to be eligible to use the treasury stock method to reflect the shares underlying the notes in our diluted earnings per share. Under this method, if the conversion value of the notes exceeds their principal amount for a reporting period, then we will calculate our diluted earnings per share assuming that all the notes were converted and that we issued shares of our common stock to settle the excess. However, if reflecting the notes in diluted earnings per share in this manner is anti-dilutive, or if the conversion value of the notes does not exceed their principal amount for a reporting period, then the shares underlying the notes will not be reflected in our diluted earnings per share. However, the Financial Accounting Standards Board’s ASU described above amends these accounting standards, effective as of the dates referred to above, to eliminate the treasury stock method for convertible instruments and instead require application of the “if-converted” method. Under that method, diluted earnings per share would generally be calculated assuming that all the notes were converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive. The application of the if-converted method may reduce our reported diluted earnings per share.
Holders of notes will not be entitled to any rights with respect to our Class A Subordinate Voting Shares, but they will be subject to all changes made with respect to them to the extent our conversion obligation includes our Class A Subordinate Voting Shares.
Holders of notes will not be entitled to any rights with respect to our Class A Subordinate Voting Shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our Class A Subordinate Voting Shares) prior to the conversion date relating to such notes (if we have elected to settle the conversion by delivering solely our Class A Subordinate Voting Shares (other than paying cash in lieu of delivering any fractional share)) or the last trading day of the observation period (if we elect to pay and deliver, as the case may be, a combination of cash and our Class A Subordinate Voting Shares in respect of the relevant conversion), but holders of notes will be subject to all changes affecting our Class A Subordinate Voting Shares. For example, if an amendment is proposed to our articles of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the conversion date related to a holder’s conversion of its notes (if we have elected to settle the relevant conversion by delivering solely our Class A Subordinate Voting Shares (other than paying cash in lieu of delivering any fractional share)) or the last trading day of the observation period (if we elect to pay and deliver, as the case may be, a combination of cash and our Class A Subordinate Voting Shares in respect of the relevant conversion), such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting our Class A Subordinate Voting Shares.
The conditional conversion feature of the notes could result in your receiving less than the value of our Class A Subordinate Voting Shares into which the notes would otherwise be convertible.
Prior to the close of business on the business day immediately preceding August 1, 2025, you may convert your notes only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the cash, Class A Subordinate Voting Shares or a combination of cash and Class A Subordinate Voting Shares, as applicable, into which your notes would otherwise be convertible.
Upon conversion of the notes, you may receive less valuable consideration than expected because the value of our Class A Subordinate Voting Shares may decline after you exercise your conversion right but before we settle our conversion obligation.
Under the notes, a converting holder will be exposed to fluctuations in the value of our Class A Subordinate Voting Shares during the period from the date such holder surrenders notes for conversion until the date we settle our conversion obligation. There can be no assurance that the market price of the Class A Subordinate Voting Shares will equal or exceed the conversion price of the notes, and consequently, whether it will ever be profitable for holders of the notes to convert such notes.
Upon conversion of the notes, we have the option to pay or deliver, as the case may be, cash, our Class A Subordinate Voting Shares, or a combination of cash and our Class A Subordinate Voting Shares. If we elect to satisfy our conversion obligation in cash or a combination of cash and our Class A Subordinate Voting Shares, the amount of consideration that you will receive upon conversion of your notes will be determined by reference to the volume weighted average prices of our Class A Subordinate Voting Shares for each trading day in a 20 trading day observation period. As described under “Description of Notes—Conversion Rights—Settlement upon Conversion,” this period would be: (i) subject to clause (ii), if the relevant conversion date occurs prior to August 1, 2025, the 20 consecutive trading days beginning on, and including, the second trading day immediately succeeding such conversion date; (ii) if the relevant conversion date occurs during a redemption period with respect to the notes as described under “Description of Notes—Optional Redemption,” “Description of Notes—Cleanup Redemption” or “Description of Notes—Redemption for Changes in Canadian Tax Law,” the 20 consecutive trading days beginning on, and including, the 21st scheduled trading day immediately preceding such redemption date; and (iii) if the relevant conversion date occurs on or after August 1, 2025, the 20 consecutive trading days beginning on, and including, the 21st scheduled trading day immediately preceding the maturity date. Accordingly, if the price of our Class A Subordinate Voting Shares decreases during this period, the amount and/or value of consideration you receive will be adversely affected. In addition, if the market price of our Class A Subordinate Voting Shares at the end of such period is below the average of the daily volume weighted average prices of our Class A Subordinate Voting Shares during such period, the value of any of our Class A Subordinate Voting Shares that you will receive in satisfaction of our conversion obligation will be less than the value used to determine the number of shares that you will receive.
If we elect to satisfy our conversion obligation solely in our Class A Subordinate Voting Shares upon conversion of the notes, we will be required to deliver the our Class A Subordinate Voting Shares, together with cash for any fractional share, on the second business day following the relevant conversion date (provided that, with respect to any conversion date occurring during a redemption period, or on or after August 1, 2025, we will settle any such conversion for which physical settlement is applicable on the relevant redemption date or the maturity date, as applicable. Accordingly, if the price of our Class A Subordinate Voting Shares decreases during this period, the value of the shares that you receive will be adversely affected and would be less than the conversion value of the notes on the conversion date.
The notes are convertible into our Class A Subordinate Voting Shares, and not our Class B multiple voting shares, and our dual class structure has the effect of concentrating voting control and the ability to influence corporate matters with those shareholders who held our shares prior to our initial public offering, including our executive officers and directors and their affiliates.
Our Class B multiple voting shares have 10 votes per share and our Class A Subordinate Voting Shares have one vote per share. As of September 11, 2020, shareholders who hold Class B multiple voting shares, including our executive officers and directors and their affiliates, together hold approximately 53.75% of the voting power of our outstanding voting shares, on a fully diluted basis, and therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including election of directors and significant corporate transactions.
In addition, because of the 10-to-1 voting ratio between our Class B multiple voting shares and Class A Subordinate Voting Shares, the holders of our Class B multiple voting shares collectively continue to control a majority of the combined voting power of our voting shares even where the Class B multiple voting shares represent a substantially reduced percentage of our total outstanding shares. The concentrated voting control of holders of our Class B multiple voting shares limits the ability of our Class A subordinate voting shareholders to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amendment of our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, holders of Class B multiple voting shares have the ability to influence many matters affecting us and actions may be taken that our Class A subordinate voting shareholders may not view as beneficial. The market price of our Class A Subordinate Voting Shares could be adversely affected due to the significant influence and voting power of the holders of Class B multiple voting shares. Additionally, the significant voting interest of holders of Class B multiple voting shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Class A Subordinate Voting Shares, might otherwise receive a premium for the Class A Subordinate Voting Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Class B multiple voting shares.

The market price of our Class A Subordinate Voting Shares may be volatile.
The market price of our Class A Subordinate Voting Shares has fluctuated in the past and we expect it to fluctuate in the future, and it may decline. For example, from September 11, 2019 to September 11, 2020, our share price on the NYSE ranged from US$282.16 to US$1,145.00. We cannot assure you that an active trading market for our Class A Subordinate Voting Shares will be sustained, and we therefore cannot assure you that you will be able to sell your shares of our Class A Subordinate Voting Shares when you would like to do so, or that you will obtain your desired price for your shares, and you could lose all or part of your investment. Some of the factors that may cause the market price of our Class A Subordinate Voting Shares to fluctuate include:
•	significant volatility in the market price and trading volume of comparable companies, including in relation to the overall market volatility connected to uncertainty regarding the COVID-19 pandemic;
•	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;
•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
•	short sales, hedging and other derivative transactions in our shares;
•	announcements of technological innovations, new products, strategic alliances or significant agreements by us or by our competitors;
•	changes in the prices of our solutions or the prices of our competitors’ solutions;
•	litigation or regulatory action against us;
•	breaches of security or privacy, and the costs associated with any such breaches and remediation;
•	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with the SEC, and Canadian securities regulators;
•	fluctuations in quarterly results;
•	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
•	changes in general political, economic, geopolitical, industry, social and market conditions and trends;
•	sales of our Class A Subordinate Voting Shares and Class B multiple voting shares by our directors, executive officers and existing shareholders;
•	recruitment or departure of key personnel; and
•	the other risk factors described in the Annual Information Form and the Q2 2020 MD&A.
In addition, the stock markets have historically experienced substantial price and volume fluctuations, particularly in the case of shares of technology companies. Such fluctuations have been heightened during recent months and may continue and this volatility and other broad market and industry factors may harm the market price of our Class A Subordinate Voting Shares. Hence, the price of our Class A Subordinate Voting Shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the share price of our Class A Subordinate Voting Shares regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare our disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.
As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we have four months after the end of each fiscal year to file our Annual Information Form with the SEC and are not be required under the Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.
In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We currently rely on this exemption with respect to requirements regarding the quorum for any meeting of our shareholders. We may in the future elect to follow home country practices in Canada with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.
Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.
The Investment Canada Act (Canada) subjects an acquisition of control of us by a non-Canadian to government review if the value of our assets or enterprise value, as applicable, as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be of net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Class A Subordinate Voting Shares.
Provisions of our charter documents and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current senior management and affect the market price of our Class A Subordinate Voting Shares.
Our restated articles of incorporation authorize our board of directors to issue an unlimited number of preferred shares without shareholder approval and to determine the rights, privileges, restrictions and conditions granted to or imposed on any unissued series of preferred shares. Those rights may be superior to those of our Class A Subordinate Voting Shares and Class B multiple voting shares. For example, preferred shares may rank prior to Class A Subordinate Voting Shares and Class B multiple voting shares as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into Class A Subordinate Voting Shares or Class B multiple voting shares. If we were to issue a significant number of preferred shares, these issuances could deter or delay an attempted acquisition of us or make the removal of management more difficult, particularly in the event that we issue preferred shares with special voting rights. Issuances of preferred shares, or the perception that such issuances may occur, could cause the trading price of our Class A Subordinate Voting Shares to drop.
In addition, provisions in the CBCA and in our restated articles of incorporation and by-laws may have the effect of delaying or preventing changes in our senior management, including provisions that:
•	require that any action to be taken by our shareholders be effected at a duly called annual or special meeting and not by written consent;
•	establish an advance notice procedure for shareholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors; and

•
require the approval of a two-thirds majority of the votes cast by shareholders present in person or by proxy in order to amend certain provisions of our restated articles of incorporation, including, in some circumstances, by separate class votes of holders of our Class A Subordinate Voting Shares and Class B multiple voting shares.

These provisions may frustrate or prevent any attempts by our shareholders to launch a proxy contest or replace or remove our current senior management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our senior management. Any of these provisions could have the effect of delaying, preventing or deferring a change in control which could limit the opportunity for our Class A Subordinate Voting Shareholders to receive a premium for their Class A Subordinate Voting Shares, and could also affect the price that investors are willing to pay for Class A Subordinate Voting Shares.
An optional redemption, clean-up redemption or tax redemption may adversely affect your return on the notes.
We may not redeem the notes prior to September 15, 2023, except if less than $80 million aggregate principal amount of notes remains outstanding or in the event of certain changes in Canadian tax law. We may redeem for cash all or any portion of the notes, at our option, on or after September 15, 2023 if the last reported sale price on the NYSE of our Class A Subordinate Voting Shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. As a result, we may choose to redeem the notes or, in the case of optional redemption, some of the notes, including at times when prevailing interest rates are relatively low. As a result, you may not be able to reinvest the proceeds you receive from the optional redemption, clean-up redemption or tax redemption in a comparable security at an effective interest rate as high as the interest rate on your notes being redeemed. See “Description of Notes—Optional Redemption,” “Description of Notes—Cleanup Redemption” and “Description of Notes—Redemption for Changes in Canadian Tax Law.”
The notes are not protected by restrictive covenants.
The indenture governing the notes will not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or purchase of securities by us or any of our subsidiaries. The indenture will not contain covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change or other corporate transaction involving us except to the extent described under “Description of Notes—Offer to Purchase upon a Fundamental Change,” “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period” and “Description of Notes—Consolidation, Merger and Sale of Assets.”
The increase in the conversion rate for notes converted in connection with a make-whole fundamental change or during a redemption period may not adequately compensate you for any lost value of your notes as a result of such transaction or redemption.
If a make-whole fundamental change occurs prior to the maturity date or upon our issuance of a notice of redemption, under certain circumstances, we will increase the conversion rate by a number of additional Class A Subordinate Voting Shares for notes converted in connection with such make-whole fundamental change or for notes called for redemption and converted during the related redemption period. The increase in the conversion rate will be determined based on the date on which the specified corporate transaction becomes effective or the redemption notice date, as applicable, and the price paid (or deemed to be paid) per Class A subordinate voting share in such transaction or on such redemption notice date, as described below under “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period.” The increase in the conversion rate for notes converted in connection with a make-whole fundamental change or during a redemption period may not adequately compensate you for any lost value of your notes as a result of such transaction or redemption. In addition, if the price of our Class A Subordinate Voting Shares paid (or deemed to be paid) in the transaction or on the related redemption notice date, as applicable, is greater than $   per share or less than $   per share (in each case, subject to adjustment), no additional shares will be added to the conversion rate. Moreover, in no event will the conversion rate per $1,000 principal amount of notes as a result of this adjustment exceed Class A Subordinate Voting Shares, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.”

Our obligation to increase the conversion rate for notes converted in connection with a make-whole fundamental change or during a redemption period could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.
The conversion rate of the notes may not be adjusted for all dilutive events.
The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of certain dividends of share capital on our Class A Subordinate Voting Shares, the issuance of certain rights or warrants, subdivisions, combinations, distributions of share capital, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.” However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of our Class A Subordinate Voting Shares for cash, that may adversely affect the trading price of the notes or our Class A Subordinate Voting Shares. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.
Provisions in the indenture for the notes may deter or prevent a business combination that may be favorable to you.
If a fundamental change occurs prior to the maturity date, subject to limited exceptions, we will be required to offer to purchase all of the outstanding notes. In addition, if a make-whole fundamental change occurs prior the maturity date, we will in some cases be required to increase the conversion rate for a holder that elects to convert its notes in connection with such make-whole fundamental change. Furthermore, the indenture for the notes will prohibit us from engaging in certain consolidations, mergers, amalgamations, arrangements, binding share exchanges or transfers or leases of all or substantially all of our assets unless, among other things, the resulting or surviving entity assumes our obligations under the notes. These and other provisions in the indenture could deter or prevent a third party from acquiring us even when the acquisition may be favorable to you.
Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to purchase the notes.
Upon the occurrence of a fundamental change, subject to limited exceptions, we will be required to offer to purchase all outstanding notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of other transactions that could adversely affect the notes. For example, transactions such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us may not constitute a fundamental change requiring us to offer to purchase the notes. In the event of any such transaction, we would not be required to offer to purchase the notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes. See “Description of Notes—Offer to Purchase upon a Fundamental Change.”
Any adverse rating of the notes may cause their trading price to fall.
We do not intend to seek a rating on the notes. However, if a rating service were to rate the notes and if such rating service were to lower its rating on the notes below the rating initially assigned to the notes or otherwise announces its intention to put the notes on credit watch, the trading price of the notes could decline.
You may be subject to U.S. tax if we make or fail to make certain adjustments to the conversion rate of the notes even though you do not receive a corresponding cash distribution.
The conversion rate of the notes is subject to adjustment in certain circumstances, including the payment of cash dividends. If the conversion rate is adjusted as a result of a distribution that is taxable to our Class A subordinate voting shareholders, such as a cash dividend, you may be deemed to have received a dividend subject to U.S. federal income tax without the receipt of any cash. In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases your proportionate interest in us could be treated as a deemed taxable dividend to you. If a make-whole fundamental change occurs prior to the maturity date or we issue a notice of redemption, under some circumstances, we will increase the conversion rate for notes converted in connection with the make-whole fundamental change or during the related redemption period. Such increase may also be treated as a distribution subject to U.S. federal income tax as a dividend. See “U.S. Federal Income Tax Considerations.” If you are a non-U.S. holder (as defined under “U.S. Federal Income Tax Considerations”), any deemed dividend would generally be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty, which may be set off against subsequent payments on the notes. See “U.S. Federal Income Tax Considerations.”

The Concurrent Equity Offering may not be completed.
Completion of the Offering is not conditional on the completion of the Concurrent Equity Offering and closing of the Offering may occur in circumstances where the Concurrent Equity Offering is not completed. The completion of the Concurrent Equity Offering is subject to certain customary conditions. There can be no certainty, nor can we provide any assurance, that the Concurrent Equity Offering will be completed.
Risks Related to COVID-19
The COVID-19 pandemic could materially adversely affect our business, financial condition and results of operations.
The COVID-19 pandemic, the measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, quarantines, shelter-in-place orders, shutdowns and restrictions on trade, and the resulting changes in merchant and consumer behaviours continue to disrupt our normal operations and impact our employees, suppliers, partners, and our merchants and their customers. We have modified our business practices in response to the COVID-19 pandemic and we may take further actions as required by government authorities or that we determine are warranted. However, there is no certainty that such measures will be sufficient to mitigate the direct and indirect effects of the virus and our business, financial condition and results of operations could be affected. Additionally, the impact of new products and initiatives launched in response to COVID-19 and other future initiatives on our operations and results is uncertain and we may be subject to additional risks in connection with such products and initiatives, including increased regulatory risks related to Shopify Capital.
The degree to which COVID-19 will affect our results and operations will depend on future developments that are highly uncertain and cannot currently be predicted, including, but not limited to, the duration, extent and severity of the COVID-19 pandemic, actions taken to contain the virus, the impact of the COVID-19 pandemic and related restrictions on economic activity and domestic and international trade, and the extent of the impact of these and other factors on our employees, partners and suppliers and our merchants and their customers. The COVID-19 pandemic and related restrictions could limit our merchants’ ability to continue to operate (limiting their abilities to obtain inventory, generate sales, or make timely payments to Shopify), lead to disruption in our supply chain (including in the supply chain for the collaborative warehouse fulfillment solutions provided by 6RS and the supply chain for technology and products used by our employees), disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, cause delays or disruptions in services provided by key suppliers and vendors, cause increased demand for Shopify Fulfillment Network which we may not be able to satisfy, increase vulnerability of Shopify and our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. Since the onset of COVID-19, we have seen an increase in merchants engaging in illegal or prohibited activities in violation of the terms of our Acceptable Use Policy and our results of operations may be negatively impacted if a large number of stores are terminated from the platform or these activities may subject us to liability or damage our brand.
COVID-19 has also caused heightened uncertainty in the global economy. If economic growth slows further or if a recession develops, consumers may not have the financial means to make purchases from our merchants and may delay or reduce discretionary purchases, negatively impacting our merchants (many of which are SMBs that may be more susceptible than larger businesses to general economic conditions) and our results of operations. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks or increased losses for Shopify Capital, which could adversely affect our business and may require us to recognize an impairment related to our assets in our financial statements. Since the impact of COVID-19 is ongoing, the effect of the COVID-19 pandemic and the related impact on the global economy may not be fully reflected in our results of operations until future periods. Further, volatility in the capital markets has been heightened during recent months and such volatility may continue, which may cause declines in the price of our Class A Subordinate Voting Shares, increasing the risk that securities class action litigation could be instituted against us, and may also impact our investment portfolio of marketable securities, which is subject to general credit, liquidity, market, foreign exchange, and interest rate risks.
Shifting our operations to be “digital-by-default” may adversely affect our business, including our culture, and may adversely affect our financial position and operating results.
In the second quarter of 2020, we announced that employees will continue to work remotely for the remainder of 2020 and, beyond 2020, Shopify will embrace a digital-first way of thinking, working, and operating with the intention that the majority of employees will work remotely permanently. While most of our operations can be performed remotely, there is no guarantee that we will be as effective while working remotely over the long term or that we will be able to fully scale our operations to support effective global remote work. Shifting to remote work may negatively impact our ability to attract, train, and retain talent. In addition, as new remote employees join our company, the risk of fraud and security breaches may also increase. To the extent our current or future measures result in decreased employee satisfaction or team productivity, impact our product development and research & development functions, impact our company culture or otherwise negatively affect our business, our financial position and operating results could be adversely affected. In connection with this shift, in the second quarter of 2020, Shopify recorded an impairment of right-of-use assets and leasehold improvements, due to the impact of future plans on leased office space. However, our plans may continue to change as we adapt to the evolving circumstances driven by the COVID-19 pandemic.

SHOPIFY INC.
Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Shopify builds web- and mobile-based software and lets merchants easily set up beautiful online storefronts that are rich with retail functionality. Merchants use our software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting and access financing, all from one integrated back office.
In an era where social media, cloud computing, mobile devices and data analytics are creating new possibilities for commerce, Shopify provides differentiated value by offering merchants:
A multi-channel front end. Our software enables merchants to easily display, manage and sell their products across over a dozen different sales channels, including web and mobile storefronts, physical retail locations, pop-up shops, social media storefronts, native mobile apps, buy buttons and marketplaces. More than two-thirds of our merchants use two or more channels. The Shopify application program interface (“API”) has been developed to support custom storefronts that let merchants sell anywhere, in any language.
A single integrated back end. Our software provides one single integrated, easy-to-use back end that merchants use to manage their business and buyers across these multiple sales channels. Merchants use their Shopify dashboard, which is available in 20 languages, to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing.
A data advantage. Our software is delivered to merchants as a service, and operates on a shared infrastructure. With each new transaction processed, we grow our data proficiency. This cloud-based infrastructure not only relieves merchants from running and securing their own hardware, it also consolidates data generated by the interactions between buyers and merchants’ shops, as well as those of our merchants on the Shopify platform, providing rich data to inform both our own decisions as well as those of our merchants.
Shopify also enables merchants to build their own brand, leverage mobile technology, and handle massive traffic spikes with flexible infrastructure.
Brand ownership. Shopify is designed to help our merchants own their brand, develop a direct relationship with their buyers and make their buyer experience memorable and distinctive. We recognize that in a world where buyers have more choices than ever before, a merchant’s brand is increasingly important. The Shopify platform is designed to allow a merchant to keep their brand present in every interaction to help build buyer loyalty and competitive advantage. While our platform is designed to empower merchants first, merchants benefit when buyers are confident that their payments are secure. We believe that an increasing awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants in an increasingly competitive market. For merchants using Shopify Payments, buyers are already getting a superior experience, and, with our investments in additional touchpoints with their buyers, such as retail, fulfillment and shipping, brands that sell on Shopify can offer buyers an end-to-end, managed shopping experience that previously was only available to much larger businesses.
Mobile. As ecommerce expands as a percentage of overall retail transactions, today’s buyers expect to be able to transact anywhere, anytime, on any device through an experience that is simple, seamless and secure. As transactions over mobile devices represent the majority of transactions across online stores powered by Shopify, the mobile experience is a merchant’s primary and most important interaction with online buyers. For several years Shopify has focused on enabling mobile commerce, and the Shopify platform now includes a mobile-optimized checkout system, designed to enable merchants’ buyers to more easily buy products over mobile websites. Our merchants are able to offer their buyers the ability to quickly and securely check out by using Shopify Pay, Apple Pay and Google Pay on the web, and we continue to explore other new ways to accelerate checkout. Shopify’s mobile capabilities are not limited to the front end: merchants who are often on-the-go find themselves managing their storefronts via their mobile devices, as Shopify continues to strive to make it ever easier to do so.

Infrastructure. We build our platform to address the growing challenges facing merchants with the aim of making complex tasks simple. The Shopify platform is engineered to enterprise-level standards and functionality while being designed for simplicity and ease of use. We also design our platform with a robust technical infrastructure able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons and flash sales. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.
This combination of ease of use with enterprise-level functionality allows merchants to start with a Shopify store and grow with our platform to almost any size. Using Shopify, merchants may never need to re-platform. Our Shopify Plus subscription plan was created to accommodate larger merchants, with additional functionality, scalability and support requirements. Shopify Plus is also designed for larger merchants not already on Shopify who want to migrate from their expensive and complex legacy solutions and get more functionality.
A rich ecosystem of app developers, theme designers and other partners, such as digital and service professionals, marketers, photographers, and affiliates has evolved around the Shopify platform. Approximately 30,300 of these partners have referred merchants to Shopify over the last year, and this strong, symbiotic relationship continues to grow. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our API and the approximately 4,600 apps available in the Shopify App Store. The partner ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.
Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes, from aspirational entrepreneurs to large enterprises, and all retail verticals realize their potential at all stages of their business life cycle. While our platform can scale to meet the needs of large merchants, we focus on selling to small and medium-sized businesses and entrepreneurs. Most of our merchants are on subscription plans that cost less than $50 per month, which is in line with our focus of providing cost effective solutions for early stage businesses. This merchant-focused philosophy has supported the growth of our business over the past several years. For the full year 2015, Shopify reported revenue of $205.2 million and Gross Merchandise Volume (“GMV”) of $7.7 billion. Monthly recurring revenue (“MRR”) has grown at a compound annual rate of 46% over the five years since the second quarter of 2015, when MRR was $8.5 million. Since 2006, Shopify has cumulatively facilitated more than $200 billion in GMV. GMV is the total dollar value of orders facilitated through our platform and on certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee, which excludes variable platform fees, in effect on the last day of that period, assuming they maintain their subscription plans the following month.
Shopify’s principal and registered office is located at 150 Elgin Street, 8th Floor, Ottawa, Ontario, Canada K2P 1L4. Additional information about our business is included in the documents incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus.
COVID-19
In light of the ongoing COVID-19 pandemic, we have continued to focus on the health and well-being of our employees, partners, service providers, and communities. We have also accelerated products that we believe will best serve our merchants as they deal with the challenges of COVID-19.
In the first quarter of 2020, we launched several initiatives to support our merchants in this difficult time, including offering an extended 90-day free trial for all new standard plan sign-ups from March 21, 2020 through May 31, 2020, availability of gift card capabilities to merchants on all plans, local in-store or curbside pick up and delivery for POS merchants, and an increased funding commitment of $200 million above the March 31, 2020 level for the remainder of 2020 to increase funding for Shopify Capital in the United States and expand Shopify Capital to the United Kingdom and Canada, where we are working with partners who share in the revenue and risk.
The extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance remains uncertain. While we ended the second quarter of 2020 with a strong liquidity profile with $4 billion in cash, cash equivalents and marketable securities on our balance sheet, in response to the changing macroeconomic environment triggered by the COVID-19 pandemic, we increased our allowances and provisions for impairment related to credit losses related to merchant cash advances and loans through Shopify

Capital, transaction losses on Shopify Payments, and trade and other receivables to account for a potential increase in losses (the actual loss percentages in the quarter were in line with historical loss ratios and expectations). During the first half of 2020, use of Shopify Capital increased, with $315 million of merchant cash advances and loans advanced to merchants compared to $180 million in the first half of 2019.
With the onset of COVID-19, ecommerce was increasingly leveraged by consumers to purchase items safely. Year-over-year growth rates for revenue and GMV accelerated from 47% and 46%, respectively, in the first quarter of 2020 to 97% and 119%, respectively, for the second quarter of 2020. Adoption of Shopify Shipping increased, with 49% of eligible merchants in the United States and Canada utilizing Shopify Shipping in the second quarter of 2020, versus 45% in the fourth quarter of 2019. Shopify Fulfillment Network volume increased in the second quarter of 2020 by 2.5 times over the first quarter of 2020. In the second quarter of 2020, we continued to focus on supporting merchants with additional products and features, including enhanced curbside pickup and local delivery capabilities, and the Express theme, as well as tipping capabilities, aimed at helping local restaurants and coffee shops and other merchants looking to connect with customers online. While MRR growth in the second quarter was impacted by the extended free trial period offered from March 21, 2020 to May 31, 2020, new stores created on the Shopify platform grew 71% in the three months ended June 30, 2020 compared with the three months ended March 31, 2020 driven by the shift of commerce to online as well as the extension of the free trial. GMV, in the three months ended June 30, 2020, grew 119% compared to the three months ended June 30, 2019. Going forward, we may experience a decrease in GMV as a result of lower consumer spending, but also expect that any decrease would be at least partially offset by more traditional retail businesses expanding or migrating their operations online with our platform and services. The effect of COVID-19 on other aspects of our results of operations and financial performance, such as revenues, remains uncertain and may only be reflected in future periods.
The effects of COVID-19 have led us to reimagine the way we work resulting in the decision to be a “digital-by-default” company. Shopify employees will continue to work remotely for the remainder of 2020 and beyond 2020 Shopify will embrace this digital-first way of thinking, working, and operating with the intention that the majority of employees will work remotely permanently. We believe the near-term costs of reducing our leased footprint and transitioning remaining space from offices to workspace for office hoteling and events will yield longer-term benefits, including leveling the playing field for employees who already work from home, helping our employees stay healthy and safe, opening a diverse global talent pool, eliminating unnecessary commutes and fast-tracking new and better ways to work together that are more productive and rewarding. As a result of this decision, we are in the process of terminating lease agreements or seeking to sublet space at certain office locations resulting in an impairment charge of $31.6 million in the three months ended June 30, 2020. The remaining offices will need to be repurposed to accommodate physical distancing measures and new uses. We have accelerated depreciation of certain leasehold improvements and furniture, totaling $40.5 million, in order to reflect these expected changes which will be depreciated over the next two to three years.
USE OF PROCEEDS
The net proceeds from the sale of the notes to be received by us are estimated to be approximately $    (assuming no exercise of the Over-Allotment Option) and $    (if the Over-Allotment Option is exercised in full) after deducting the Underwriters’ discounts and commissions of $    (assuming no exercise of the Over-Allotment Option) and $    (if the Over-Allotment Option is exercised in full), respectively, but before deducting estimated expenses of the Offering.
The net proceeds from the sale of the Offered Shares to be received by us in connection with the Concurrent Equity Offering, if completed, are estimated to be approximately $   (assuming no exercise by the underwriters in the Concurrent Equity Offering of the over-allotment option to purchase additional Class A Subordinate Voting Shares) and $    (assuming exercise by the underwriters in the Concurrent Equity Offering of the over-allotment option to purchase additional Class A Subordinate Voting Shares), after deducting the underwriters’ discounts and commissions of $    (assuming no exercise by the underwriters in the Concurrent Equity Offering of the over-allotment option to purchase additional Class A Subordinate Voting Shares) and $    (assuming exercise by the underwriters in the Concurrent Equity Offering of the over-allotment option to purchase additional Class A Subordinate Voting Shares), respectively, but before deducting estimated expenses of the Concurrent Equity Offering. The completion of the Offering is not conditional upon the completion of the Concurrent Equity Offering and the completion of the Concurrent Equity Offering is not conditional upon the completion of the Offering.
We currently expect to use the net proceeds from the Offering and the Concurrent Equity Offering to further strengthen our balance sheet, providing us flexibility to fund our growth strategies that may include: product innovation, future acquisitions and strategic partnerships. Pending their use, we intend to invest the net proceeds from the Offering and the Concurrent Equity Offering in short-term, investment grade, interest bearing instruments or hold them as cash.
While we currently anticipate that we will use the net proceeds from the Offering and the Concurrent Equity Offering as outlined above, the actual use of the net proceeds may vary depending upon numerous factors, including but not limited to our operating costs and capital expenditure requirements, our strategy relative to the market and other conditions in effect at the time. See “Risk Factors”.
DESCRIPTION OF THE SHARE CAPITAL OF THE COMPANY
Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, of which 108,737,214 were issued and outstanding as of September 11, 2020, an unlimited number of Class B multiple voting shares, of which 11,875,644 were issued and outstanding as of September 11, 2020, and an unlimited number of preferred shares, issuable in series, none of which were issued and outstanding as of September 11, 2020.
The Class B multiple voting shares carry a greater number of votes per share relative to the Class A Subordinate Voting Shares. The Class A Subordinate Voting Shares are therefore “restricted securities” within the meaning of such term under applicable Canadian securities laws. After giving effect to the Concurrent Equity Offering, (assuming no exercise by the underwriters in the Concurrent Equity Offering of the over-allotment option to purchase additional Class A Subordinate Voting Shares) the holders of Class A Subordinate Voting Shares will hold approximately 46.5% of the voting power of our outstanding voting shares, on a fully diluted basis. We are entitled to file this Prospectus Supplement and the accompanying Shelf Prospectus on the basis that we comply with Section 12.3(b) of National Instrument 41-101 – General Prospectus Requirements.
Except as described in the accompanying Shelf Prospectus, the Class A Subordinate Voting Shares and the Class B multiple voting shares have the same rights, are equal in all respects and are treated by the Company as if they were one class of shares. See “Description of the Share Capital of the Company” in the accompanying Shelf Prospectus for a detailed description of the attributes of our Class A Subordinate Voting Shares and Class B multiple voting shares.

CONSOLIDATED CAPITALIZATION
The following table sets forth the cash, cash equivalents and marketable securities and the consolidated capitalization of the Company as at June 30, 2020 on (i) an actual basis; (ii) an as-adjusted basis to give effect to the Offering (assuming no exercise of the Over-Allotment Option) and the use of the net proceeds to the Company therefrom, after deducting estimated expenses and the underwriters’ discounts and commissions of the Offering; and (iii) an as further adjusted basis to give effect to the Concurrent Equity Offering (assuming no exercise by the underwriters in the Concurrent Equity Offering of the over-allotment option to purchase additional Class A Subordinate Voting Shares), after deducting estimated expenses and the underwriters’ discounts and commissions of the Offering and the use of the net proceeds to the Company therefrom. The completion of the Offering is not conditional upon the completion of the Concurrent Equity Offering and the completion of the Concurrent Equity Offering is not conditional upon the completion of the Offering.
This table should be read in conjunction with the Q2 2020 Financial Statements, the 2019 Annual Financial Statements, the Q2 2020 MD&A and the 2019 Annual MD&A, each of which is incorporated by reference in this Prospectus Supplement. There have been no material changes in the Company’s share and loan capital since June 30, 2020.
	As at June 30, 2020
	Actual	As Adjusted	As Further Adjusted
	($ thousands)
Cash, cash equivalents and marketable securities	$4,000,955	$	$
Long-term debt	$—	$—	$—
Notes(1)	—	—
Total long-term debt
Shareholders’ equity
— Class A Subordinate Voting Shares and Class B multiple voting shares	$4,859,950	$	$
— Additional paid-in-capital	73,578
— Accumulated deficit and accumulated other comprehensive income	(304,589)
— Total shareholders’ equity	4,628,939	—
Consolidated capitalization	$4,628,939	$	$
(1)
The entire proceeds of the Offering have been included in this figure. As noted in our risk factors, under current applicable accounting principles, a component will be bifurcated to equity to account for the conversion feature in the instrument. The initial liability carrying amount for the notes will be the fair value of a similar debt instrument that does not have a conversion feature, valued using our cost of capital for straight, unconvertible debt.

DESCRIPTION OF NOTES
We will issue the   % Convertible Senior Notes due 2025 (the “notes”) under a base indenture (the “base indenture”) to be dated as of the date of initial issuance of the notes among us, Computershare Trust Company, N.A., as trustee (the “trustee”), and Computershare Trust Company of Canada, as co-trustee (the “co-trustee”), as supplemented by a supplemental indenture (the “supplemental indenture”) with respect to the notes. In this section, we refer to the base indenture as supplemented by the supplemental indenture collectively as the “indenture.” This description of the notes supplements and, to the extent it is inconsistent, replaces the Description of Debt Securities and the form of base indenture in the Shelf Prospectus. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).
The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all of the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read these documents because they, and not this description, define your rights as a holder of the notes.
You may request a copy of the indenture from us as described under “Available Information.” A copy of the indenture will be available electronically on the SEDAR website at www.sedar.com.
For purposes of this description, references to “we,” “our” and “us” refer only to Shopify Inc. and not to its subsidiaries.
General
The notes will:
•	be our general unsecured, senior obligations;
•	initially be limited to an aggregate principal amount of $800 million (or $920 million if the underwriters’ option to purchase additional notes solely to cover over-allotments is exercised in full);
•	bear cash interest at an annual rate of % from September , 2020, payable semiannually on May 1 and November 1 of each year, beginning on May 1, 2021;
•
be subject to redemption at our option, in whole or in part, on or after September 15, 2023 if the last reported sale price (as defined under “—Conversion Rights—Conversion upon Satisfaction of Sale Price Condition”) of our Class A subordinate voting shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide written notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date as described under “—Optional Redemption;”

•
be subject to redemption at our option, in whole and not in part, at any time if less than $80 million aggregate principal amount of notes remains outstanding at such time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date as described under “—Cleanup Redemption;”

•	be redeemable at our option, in whole but not in part, as described under “—Redemption for Changes in Canadian Tax Law;”
•	mature on November 1, 2025 unless earlier converted, purchased or redeemed in accordance with their terms;
•
be subject to a requirement that we offer to purchase all of the outstanding notes upon a fundamental change, as described under “—Offer to Purchase Upon a Fundamental Change,” occurring prior to the maturity date (and the fundamental change purchase price will be equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the relevant fundamental change purchase date);

•	be issued in minimum denominations of $1,000 and multiples of $1,000; and

•	be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See “Book-Entry, Settlement and Clearance.”
All cash payments on the notes will be made in U.S. dollars.
Subject to satisfaction of certain conditions and during the periods described below, the notes may be converted at an initial conversion rate of   Class A subordinate voting shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $  per Class A subordinate voting share). The conversion rate is subject to adjustment if certain events occur.
We will settle conversions of notes by paying or delivering, as the case may be, cash, our Class A subordinate voting shares or a combination of cash and our Class A subordinate voting shares, at our election, as described under “—Conversion Rights—Settlement upon Conversion.”
The indenture will not limit the amount of debt, including secured debt, that may be issued by us or our subsidiaries under the indenture or otherwise. The indenture will not contain any financial covenants and will not restrict us from paying dividends or issuing or repurchasing our securities or indebtedness. Other than provisions described under “—Offer to Purchase upon a Fundamental Change,” “—Consolidation, Merger and Sale of Assets” and “—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period,” the indenture will not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, arrangement, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders.
We may, without the consent of, or notice to, the holders, reopen the indenture for the notes and issue additional notes under the indenture with the same terms as the notes offered hereby (other than differences in the issue date, the issue price and interest accrued prior to the issue date of such additional notes and, if applicable, restrictions on transfer in respect of such additional notes) in an unlimited aggregate principal amount; provided that if any such additional notes are not fungible with the notes initially offered hereby for Canadian and U.S. federal income tax purposes, such additional notes will have one or more separate CUSIP numbers (or no CUSIP numbers). The notes offered by this Prospectus Supplement and any additional notes would rank equally and ratably and would be treated as a single series for all purposes under the indenture.
We do not intend to list the notes on any securities exchange or any automated dealer quotation system.
Except to the extent the context otherwise requires, we use the term “notes” in this Prospectus Supplement to refer to each $1,000 principal amount of notes. We use the term “Class A subordinate voting shares” in this Prospectus Supplement to refer to our Class A subordinate voting shares. References in this Prospectus Supplement to a “holder” or “holders” of notes that are held through The Depository Trust Company (“DTC”) are references to owners of beneficial interests in such notes, unless the context otherwise requires. However, we, the trustee and the co-trustee will treat the person in whose name the notes are registered (Cede & Co., in the case of notes held through DTC) as the owner of such notes for all purposes. Except to the extent the context otherwise requires, references herein to “DTC” include references to any other applicable securities depositary. References herein to the “close of business” refer to 5:00 p.m., New York City time, and to the “open of business” refer to 9:00 a.m., New York City time.
Purchase and Cancellation
We may cause all notes properly surrendered for payment, purchase by us, optional redemption, cleanup redemption, tax redemption, registration of transfer or exchange or conversion, if surrendered to any person other than the trustee (including any of our agents, subsidiaries or affiliates), to be delivered to the trustee. Upon receipt of a written order from us, all notes delivered to the trustee shall be cancelled promptly by the trustee. Except for notes surrendered for transfer or exchange, no notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.
We may, to the extent permitted by law, and directly or indirectly (regardless of whether such notes are surrendered to us), purchase notes in the open market or otherwise, whether by us or our subsidiaries or through a private or public tender or exchange offer or through counterparties to private agreements, including by cash-settled swaps or other derivatives, in each case, without prior written notice to the holders of the notes. We may not resell any notes so repurchased.

Payments on the Notes; Paying Agent and Registrar; Transfer and Exchange
We will pay or cause the paying agent to pay the principal of, and interest on, notes in global form registered in the name of or held by DTC or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.
We will pay or cause the paying agent to pay the principal of any certificated notes at the office or agency designated by us for that purpose. We have initially designated the trustee as our paying agent and registrar and its offices as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest on certificated notes will be payable (i) to holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each holder or, upon application by such a holder to the registrar not later than the relevant regular record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.
A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption (or tax redemption) or surrendered for conversion or required purchase. Any transfer or exchange of beneficial interests in a global note will be subject to the applicable procedures of DTC. See “—Book-Entry, Settlement and Clearance.”
The registered holder of a note will be treated as its owner for all purposes.
Interest
The notes will bear cash interest at a rate of    % per year until maturity. Interest on the notes will accrue from and including September    , 2020 or from and including the most recent date on which interest has been paid or duly provided for. Interest will be payable semiannually in arrears on May 1 and November 1 of each year, beginning on May 1, 2021.
Interest will be paid to the person in whose name a note is registered at the close of business on April 15 or October 15 (whether or not a business day), as the case may be, immediately preceding the relevant interest payment date (each, a “regular record date”). Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months, and, for partial months, on the basis of the number of days actually elapsed in a 30-day month. For purposes of the Interest Act (Canada), whenever any interest or fee under the notes or the indenture is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by the number of days based on which such rate is calculated. The principle of deemed reinvestment of interest does not apply to any interest calculation under the notes or the indenture. The rates of interest stipulated in the notes and the indenture are intended to be nominal rates and not effective rates or yields.
If any interest payment date, the maturity date, any redemption date or any required fundamental change purchase date of a note falls on a day that is not a business day, the required payment will be made on the next succeeding business day with the same force and effect as if made on such scheduled payment date, and no interest on such payment will accrue in respect of the delay. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York or banking institutions in the City of New York or the City of Toronto, Ontario are authorized or required by law or executive order to close or be closed.
Unless the context otherwise requires, all references to interest in this Prospectus Supplement include additional interest, if any, payable at our election as the sole remedy relating to the failure to comply with our reporting obligations as described under “—Events of Default.”

Ranking
The notes will be our general unsecured obligations that rank senior in right of payment to all of our indebtedness that is expressly subordinated in right of payment to the notes. The notes will rank equal in right of payment with all of our existing and future liabilities that are not so subordinated. The notes will effectively rank junior to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness. In the event of a bankruptcy, liquidation, receivership, reorganization or other winding up involving us or our assets, our assets that secure secured debt will be available to pay obligations on the notes only after all indebtedness under such secured debt has been repaid in full from such assets. The notes will rank structurally junior to all indebtedness and other liabilities of our subsidiaries (including trade payables). We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.
As of June 30, 2020, we and our subsidiaries have no indebtedness for borrowed money, and our subsidiaries had approximately $98 million of liabilities (including trade payables, lease liabilities, and other liabilities, but excluding intercompany obligations, deferred revenue, and liabilities of a type not required to be reflected on a balance sheet of such subsidiaries in accordance with U.S. GAAP) to which the notes would have been structurally subordinated. After giving effect to the issuance of the notes (assuming no exercise of the underwriters’ option to purchase additional notes solely to cover over-allotments), the aggregate principal amount of our consolidated indebtedness for borrowed money as of June 30, 2020 would have been $800 million. The ability of our subsidiaries to pay dividends and make other payments to us may be restricted by, among other things, our future debt instruments, applicable corporate and other laws and regulations as well as agreements to which our subsidiaries may become a party. We may not be able to pay the cash portion of any settlement amount upon conversion of the notes, or to pay cash for the fundamental change purchase price if we are required to offer to purchase notes upon a fundamental change as described below. See “Risk Factors—Risks Relating to the Offering—We may not have the ability to raise the funds necessary to settle conversions of the notes in cash or to purchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or purchase of the notes.”
Optional Redemption
No “sinking fund” is provided for the notes, which means we are not required to redeem or retire the notes periodically. Prior to September 15, 2023, the notes will not be redeemable, except if less than $80 million aggregate principal amount of notes remains outstanding as described under “—Cleanup Redemption” or upon the occurrence of certain changes to the laws governing withholding taxes in a Relevant Jurisdiction as described under “—Redemption for Changes in Canadian Tax Law.” On or after September 15, 2023, we may redeem all or part of the notes, at our option, if the last reported sale price of our Class A subordinate voting shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide written notice of redemption. The date of any such notice of redemption shall be a redemption notice date. In the case of any optional redemption, we will provide not less than 25 scheduled trading days’ nor more than 45 scheduled trading days’ written notice before the redemption date (provided that if we elect (or are deemed to elect) physical settlement for conversions that occur during the related redemption period, we may provide not less than 5 scheduled trading days’ nor more than 45 scheduled trading days’ written notice before the redemption date) to the trustee, the conversion agent (if other than the trustee), the paying agent and each holder of notes, and we will redeem the notes at a redemption price equal to 100% of the principal amount of such notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Any notes redeemed by us will be paid for in cash. The redemption date must be a business day.
If we decide to redeem fewer than all of the outstanding notes, the notes to be redeemed will be selected according to DTC’s applicable procedures, in the case of notes represented by a global note, or, in the case of notes in certificated form, the trustee shall select, in such manner as it shall deem appropriate and fair, notes to be redeemed in whole or in part.
If the trustee selects a portion of your notes for redemption and you convert a portion of such notes, the converted portion will be deemed to be from the portion selected for redemption.
In the event of any redemption in part, we will not be required to register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any such note being redeemed in part.

Unless context requires otherwise, all references to redemption dates, redemption notice dates, redemption periods and redemption prices in this Prospectus Supplement refer to redemption dates, redemption notice dates, redemption periods and redemption prices under “—Optional Redemption,” “—Cleanup Redemption” or “—Redemption for Changes in Canadian Tax Law,” as applicable, in each case other than in connection with any increase in the conversion rate for the notes described under “—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period.”
Notwithstanding the foregoing, if we set a redemption date between a regular record date and the corresponding interest payment date, we will not pay accrued interest to any holder of notes to be redeemed, and will instead pay the full amount of the relevant interest payment on such interest payment date to the holder of record on such regular record date. With respect to any notes that are converted during a redemption period as described under “—Conversion Rights—General,” we will, under certain circumstances, increase the conversion rate for the notes so surrendered for conversion by a number of additional shares as described under “—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period.”
No notes may be redeemed if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to the redemption date (except in the case of an acceleration resulting from a default by us in the payment of the redemption price with respect to such notes). For a discussion of certain tax considerations applicable to a holder upon a redemption of notes, see “U.S. Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations.”
Cleanup Redemption
We may redeem for cash all (but not less than all) of the notes at any time if less than $80 million aggregate principal amount of notes remains outstanding at such time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.
In the case of any cleanup redemption, we will provide not less than 25 scheduled trading days’ nor more than 45 scheduled trading days’ written notice before the redemption date (provided that if we elect (or are deemed to elect) physical settlement for conversions that occur during the related redemption period, we may provide not less than 5 scheduled trading days’ nor more than 45 scheduled trading days’ written notice before the redemption date) to the trustee, the conversion agent (if other than the trustee), the paying agent and each holder of notes. The date of any such notice of redemption shall be a redemption notice date. Any notes redeemed by us will be paid for in cash. The redemption date must be a business day.
Notwithstanding the foregoing, if we set a redemption date between a regular record date and the corresponding interest payment date, we will not pay accrued interest to any holder of notes to be redeemed, and will instead pay the full amount of the relevant interest payment on such interest payment date to the holder of record on such regular record date. With respect to any notes that are converted during a redemption period as described under “—Conversion Rights—General,” we will, under certain circumstances, increase the conversion rate for the notes so surrendered for conversion by a number of additional shares as described under “—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period.”
No notes may be redeemed if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to the redemption date (except in the case of an acceleration resulting from a default by us in the payment of the redemption price with respect to such notes). For a discussion of certain tax considerations applicable to a holder upon a redemption of notes, see “U.S. Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations.”
Redemption for Changes in Canadian Tax Law
We may redeem all, but not less than all, of the notes if we have or would become obligated to pay to the holder of any note “additional amounts” (which are more than a de minimis amount) as a result of any change from the date of this Prospectus Supplement in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority (a “Relevant Jurisdiction”), or any change from the date of this Prospectus Supplement in an official interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided, however, that we may not redeem the notes pursuant to this section if we can avoid paying additional amounts by taking reasonable measures available to us. We refer to this redemption as “tax redemption” and the term “additional amounts” is defined under “—Additional

Amounts.” The redemption price would be at 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date but without reduction for applicable Canadian taxes (except in respect of certain excluded holders). We will give holders of notes not less than 25 scheduled trading days’ nor more than 45 scheduled trading days’ written notice (provided that if we elect (or are deemed to elect) physical settlement for conversions that occur during the related redemption period, we may provide not less than 5 scheduled trading days’ nor more than 45 scheduled trading days’ written notice) of this tax redemption, except that (i) we will not give notice of tax redemption earlier than 90 days prior to the earliest date on or from which we would be obligated to pay any such additional amounts, and (ii) at the time we give the notice, the circumstances creating our obligation to pay such additional amounts remain in effect. The date of any such notice of tax redemption shall be a redemption notice date.
Upon receiving such notice of tax redemption, each holder who does not wish to have us redeem its notes will have the right to elect to:
(a)	convert its notes; or
(b)	not have its notes redeemed, provided that no additional amounts will be payable on any payment of interest or principal with respect to the notes.
All future payments will be subject to the deduction or withholding of any Canadian taxes required by law to be deducted or withheld in respect of the relevant change in Canadian tax law.
Where no election is made, the holder will have its notes redeemed without any further action. The holder must deliver to the paying agent a written notice of election so as to be received by the paying agent no later than the close of business on a business day at least five business days prior to the redemption date (or if, as permitted under “—Optional Redemption,” we deliver a notice of redemption not less than 5 scheduled trading days nor more than 25 scheduled trading days prior to the related redemption date, at least two business days prior to the redemption date).
A holder may withdraw any notice of election by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day prior to the redemption date.
Notwithstanding the foregoing, if we set a redemption date between a regular record date and the corresponding interest payment date, we will not pay accrued interest to any holder of notes to be redeemed, and will instead pay the full amount of the relevant interest payment on such interest payment date to the holder of record on such regular record date.
No notes may be redeemed if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to the redemption date (except in the case of an acceleration resulting from a default by us in the payment of the redemption price with respect to such notes). For a discussion of certain tax considerations applicable to a holder upon a redemption of notes, see “U.S. Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations.”
Additional Amounts
We will make payments on account of the notes, including but not limited to deliveries of Class A subordinate voting shares upon conversion, without withholding or deducting on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of a Relevant Jurisdiction (“Relevant Taxes”) unless we are required by law or the interpretation or administration thereof, to withhold or deduct Relevant Taxes. If we are required to withhold or deduct any amount on account of Relevant Taxes, we will make such withholding or deduction and pay as additional interest the additional amounts (“additional amounts”) necessary so that the net amount received by each holder of notes after the withholding or deduction (including with respect to additional amounts) will not be less than the amount the holder would have received if the Relevant Taxes had not been withheld or deducted. We will make a similar payment of additional amounts to holders of notes (other than in respect of excluded taxes) that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding. However, no additional amounts will be payable with respect to:
•	Canadian taxes imposed on a payment made to a holder of notes with which we do not deal at arm’s length (within the meaning of the Tax Act) at the time of making such payment;

•
Canadian taxes that are assessed or imposed on a payment to a holder of notes made in respect of a debt or other obligation to pay an amount to a person with whom we do not deal at arm’s length (within the meaning of the Tax Act) at the time of making such payment;

•
Canadian taxes that are assessed or imposed by reason of the holder of the note being a “specified shareholder” as defined in subsection 18(5) of the Tax Act of us or not dealing at arm’s length (within the meaning of the Tax Act) with a “specified shareholder” of us;

•
Canadian taxes that would not have been imposed but for the failure of the holder to comply with a timely request from us or the relevant paying agent for any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirements which applies generally to holders of notes who are not residents of Canada, at least 60 days prior to the effective date of any such imposition or change, we shall give written notice, in the manner provided in the indenture, to the trustee and the holders of the notes then outstanding of such imposition or change, as the case may be, and provide the trustee and such holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation or other reporting requirements);

•
Canadian taxes imposed by reason of the holder of notes carrying on business in or otherwise being connected with Canada or any province or territory thereof otherwise than by the mere holding of such notes or the receipt of payment, or exercise of any enforcement rights thereunder; or

•	any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge (collectively, the “excluded taxes”).
We will remit the amount we withhold or deduct to the relevant authority. Additional amounts will be paid in cash semi-annually in the same manner and at the same time as interest payments on the notes, at maturity, on any redemption date or on any fundamental change purchase date. With respect to references in this Prospectus Supplement to the payment of principal or interest on any note, such reference shall be deemed to include the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable.
We will furnish to the trustee, within 30 days after the date the payment of any Canadian taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made. We will indemnify and hold harmless each holder of notes and upon written request reimburse each such holder for the amount of (i) any Relevant Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Relevant Taxes levied or imposed and paid by such holder with respect to any reimbursement under (i) and (ii) above, but in all such cases excluding any excluded taxes.
Conversion Rights
General
Prior to the close of business on the business day immediately preceding August 1, 2025, the notes will be convertible only upon satisfaction of one or more of the conditions described under the headings “—Conversion upon Satisfaction of Sale Price Condition,” “—Conversion upon Satisfaction of Trading Price Condition, “—Conversion upon Redemption” and “—Conversion upon Specified Corporate Events.” On or after August 1, 2025 to the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes at any time irrespective of the foregoing conditions.
The conversion rate for the notes will initially be   Class A subordinate voting shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $   per Class A subordinate voting share). Upon conversion of a note, we will satisfy our conversion obligation by paying or delivering, as the case may be, cash, our Class A subordinate voting shares or a combination of cash and our Class A subordinate voting shares, at our election, all as set forth below under “—Settlement upon Conversion.” If we satisfy our conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and our Class A subordinate voting shares, the amount of cash and Class A subordinate voting shares, if any, due upon conversion will be based on a daily conversion value (as defined below) calculated on a proportionate basis for each trading day in a 20 trading day observation period (as defined below under “—Settlement upon Conversion”). Except as described above, we will not make any payment or other adjustment on conversion with respect to any accrued interest (including additional interest, if any) on the notes, and we will not adjust the conversion rate to account for accrued and unpaid interest. The trustee will initially act as the conversion agent, but will have no liability or responsibility for any calculation in connection with or relating to the conversion of notes to the Company’s Class A subordinate voting shares nor will the conversion agent have any liability or responsibility to monitor the trading price or related items in connection with such conversion.
A holder may convert fewer than all of such holder’s notes so long as the notes converted are a multiple of $1,000 principal amount.
If we call notes for optional redemption under “—Optional Redemption,” for cleanup redemption under “—Cleanup Redemption,” or for tax redemption under “—Redemption for Changes in Canadian Tax Law,” a holder of notes may convert all or any portion of its notes called (or deemed called) for redemption only until the close of business on the second scheduled trading day immediately preceding the redemption date unless we fail to pay the redemption price (in which case a holder of notes may convert such notes until the redemption price has been paid or duly provided for). If a holder elects to convert notes from, and including, the redemption notice date until the close of business on the second scheduled trading day immediately preceding the related redemption date (any such period, a “redemption period”), we will, under certain circumstances, increase the conversion rate for the notes as described under “—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period.” If a holder of notes has submitted notes for purchase upon a fundamental change, the holder may convert those notes only if that holder first withdraws its fundamental change purchase notice.
If notes are converted after the close of business on a regular record date for the payment of interest, holders of such notes at the close of business on such regular record date will receive the full amount of interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes surrendered for conversion during the period from the close of business on any regular record date to the open of business on the immediately following interest payment date must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made:
•	for conversions following the regular record date immediately preceding the maturity date;
•	if we have specified a fundamental change purchase date that is after a regular record date and on or prior to the business day immediately succeeding the corresponding interest payment date;
•	if we have specified a redemption date that is after a regular record date and on or prior to the business day immediately succeeding the corresponding interest payment date; or
•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.
Therefore, for the avoidance of doubt, all record holders on the regular record date immediately preceding the maturity date will receive the full interest payment due on the maturity date in cash regardless of whether their notes have been converted following such regular record date.
If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on any issuance of any of our Class A subordinate voting shares upon the conversion, unless the tax is due because the holder requests any such shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.
Holders may surrender their notes for conversion only under the following circumstances:
Conversion upon Satisfaction of Sale Price Condition
Prior to the close of business on the business day immediately preceding August 1, 2025, a holder may surrender all or any portion of its notes for conversion at any time during any calendar quarter commencing after the calendar quarter ending on March 31, 2021 (and only during such calendar quarter), if the last reported sale price of our Class A subordinate voting shares for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day.

The “last reported sale price” of our Class A subordinate voting shares (or other security for which a last reported sale price must be determined) on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which our Class A subordinate voting shares (or such other security) are traded. If our Class A subordinate voting shares (or such other security) are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price” will be the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the Toronto Stock Exchange (the “TSX”) on which our Class A subordinate voting shares (or such other security) are traded. If our Class A subordinate voting shares (or such other security) are not listed for trading on the TSX on the relevant date, the “last reported sale price” will be the last quoted bid price for our Class A subordinate voting shares (or such other security) in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If our Class A subordinate voting shares (or such other security) are not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our Class A subordinate voting shares (or such other security) on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose. The “last reported sale price” will be determined without regard to after-hours trading or any other trading outside of regular trading session hours.
Except for determining amounts due upon conversion, “trading day” means a day on which (i) trading in our Class A subordinate voting shares (or other security for which a closing sale price must be determined) generally occurs on the New York Stock Exchange (the “NYSE”) or, if our Class A subordinate voting shares (or such other security) are not then listed on the NYSE, on the principal other U.S. national or regional securities exchange on which our Class A subordinate voting shares (or such other security) are then listed or, if our Class A subordinate voting shares (or such other security) are not then listed on a U.S. national or regional securities exchange, on the principal other market on which our Class A subordinate voting shares (or such other security) are then traded and (ii) a last reported sale price for our Class A subordinate voting shares (or closing sale price for such other security) is available on such securities exchange or market. If our Class A subordinate voting shares (or such other security) are not so listed or traded, “trading day” means a “business day.”
Conversion upon Satisfaction of Trading Price Condition
Prior to the close of business on the business day immediately preceding August 1, 2025, a holder of notes may surrender all or any portion of its notes for conversion at any time during the ten business day period after any ten consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of notes, as determined following a written request by a holder in accordance with the procedures described below, for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our Class A subordinate voting shares and the conversion rate on each such trading day.
The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the bid solicitation agent for $1,000,000 principal amount of notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select for this purpose; provided that if three such bids cannot reasonably be obtained by the bid solicitation agent but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the bid solicitation agent, that one bid shall be used. If the bid solicitation agent cannot reasonably obtain at least one bid for $1,000,000 principal amount of notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of our Class A subordinate voting shares and the conversion rate. Any such determination will be conclusive absent manifest error. If (x) we are not acting as bid solicitation agent, and we do not, when we are required to, instruct the bid solicitation agent to obtain bids, or if we give such instruction to the bid solicitation agent, and the bid solicitation agent fails to make such determination, or (y) we are acting as bid solicitation agent and we fail to make such determination, then, in either case, the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of our Class A subordinate voting shares and the conversion rate on each trading day of such failure.
The bid solicitation agent (if other than us) shall have no obligation to determine the trading price per $1,000 principal amount of notes unless we have requested such determination in writing; and we will have no obligation to make such request (or, if we are acting as bid solicitation agent, we shall have no obligation to determine the trading price) unless a holder of at least $5,000,000 aggregate principal amount of notes provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the last reported sale price of our Class A subordinate voting shares and the conversion rate. At such time, we will instruct the bid solicitation agent (if other than us) to determine, or if we are acting as bid solicitation agent, we shall determine the trading price per $1,000 principal amount of notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of our Class A subordinate voting shares and the conversion rate. If the trading price condition has been met, following a request as described above, we will so notify the holders, the trustee and the conversion agent (if other than the trustee). If, at any time after the trading price condition has been met, following a request as described above, the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of our Class A subordinate voting shares and the conversion rate for such date, we will so notify the holders, the trustee and the conversion agent (if other than the trustee) and thereafter neither we nor the bid solicitation agent (if other than us) shall be required to solicit bids again until a new holder request is made as provided above. We will initially act as the bid solicitation agent for the notes.
Conversion upon Notice of Redemption
If we call any or all of the notes for optional redemption, cleanup redemption or tax redemption prior to the close of business on the business day immediately preceding August 1, 2025, holders may convert all or any portion of their notes called for redemption at any time prior to the close of business on the second scheduled trading day prior to the redemption date, even if the notes are not otherwise convertible at such time. After that time, the right to convert such notes will expire, unless we default in the payment of the redemption price, in which case a holder of notes may convert all or any portion of its notes until the redemption price has been paid or duly provided for.
If we elect to redeem fewer than all of the outstanding notes as described under “—Optional Redemption,” and the holder of any note (or any owner of a beneficial interest in any global note) is reasonably not able to determine, before the close of business on the 24th scheduled trading day immediately before the relevant redemption date (or if, as permitted under “—Optional Redemption,” we deliver a notice of redemption not less than 5 scheduled trading days nor more than 45 scheduled trading days prior to the related redemption date, then prior to close of business on the 4th scheduled trading day immediately before the relevant redemption date), whether such note or beneficial interest, as applicable, is to be redeemed pursuant to such redemption, then such holder or owner, as applicable, will be entitled to convert such note or beneficial interest, as applicable, at any time before the close of business on the second scheduled trading day prior to such redemption date, unless we default in the payment of the redemption price, in which case such holder or owner, as applicable, will be entitled to convert such note or beneficial interest, as applicable, until the redemption price has been paid or duly provided for, and each such conversion will be deemed to be of a note called for redemption.
If a holder elects to convert notes called (or deemed called for redemption pursuant to the immediately preceding paragraph) for redemption from, and including, the redemption notice date until the close of business on the second scheduled trading day immediately preceding the related redemption date (any such period, a “redemption period”), we will, under certain circumstances, increase the conversion rate for such notes as described under “—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period.” Accordingly, if we elect to redeem fewer than all of the outstanding notes as described under “—Optional Redemption,” holders of the notes not called for redemption will not be entitled to convert such notes on account of the notice of redemption and will not be entitled to an increased conversion rate on account of the notice of redemption for conversions of such notes during the related redemption period if such notes are otherwise convertible, except in the circumstances set forth in the immediately preceding paragraph.
Conversion upon Specified Corporate Events
Certain Distributions
If, prior to the close of business on the business day immediately preceding August 1, 2025, we elect to:
•
issue to all or substantially all holders of our Class A subordinate voting shares any rights, options or warrants (other than in connection with a shareholder rights plan prior to separation of such rights from our Class A subordinate voting shares) entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase our Class A subordinate voting shares at a price per share that is less than the average of the last reported sale prices of our Class A subordinate voting shares for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of such issuance; or
•
distribute to all or substantially all holders of our Class A subordinate voting shares our assets, securities or rights to purchase our securities (other than in connection with a shareholder rights plan prior to separation of such rights from our Class A subordinate voting shares), which distribution has a per share value, as reasonably determined by us, exceeding 10% of the last reported sale price of our Class A subordinate voting shares on the trading day preceding the date of announcement for such distribution,then, in either case, we must notify the holders of the notes (such notification, a “Certain Distributions Notice”) (x) at least 25 scheduled trading days or (y) if we are then otherwise permitted to elect physical settlement in respect of any conversions and, in the Certain Distributions Notice, we elect physical settlement in respect of any conversions with conversion dates that occur after delivery to the holders of the Certain Distributions Notice until the Certain Distributions Conversion Period End Date (as defined below), at least 5 scheduled trading days prior to, in either case, prior to the ex-dividend date for such issuance or distribution (or, if later in the case of any such separation of rights issued pursuant to a shareholder rights plan as soon as reasonably practicable after we become aware that such separation or triggering event has occurred or will occur). Once we have given such notice, holders may surrender all or any portion of their notes for conversion at any time until the earlier of the close of business on the business day immediately preceding the ex-dividend date for such issuance or distribution and our announcement that such issuance or distribution will not take place, even if the notes are not otherwise convertible at such time (such earlier date and time, the “Certain Distributions Conversion Period End Date”).

Holders of the notes may not exercise this conversion right if they participate (other than in the case of a share split or share combination), at the same time and upon the same terms as holders of our Class A subordinate voting shares and solely as a result of holding the notes, in any of the transactions described above without having to convert their notes as if they held a number of shares of our Class A subordinate voting shares equal to the applicable conversion rate multiplied by the principal amount (expressed in thousands) of notes held by such holder.
Certain Corporate Events
If (i) a transaction or event that constitutes a (x) fundamental change (as defined under “—Offer to Purchase Upon a Fundamental Change”) or (y) a make-whole fundamental change (as defined under “—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period”) occurs prior to the close of business on the business day immediately preceding August 1, 2025, regardless of whether we are required to make an offer to purchase the notes as described under “—Offer to Purchase Upon a Fundamental Change” or (ii) we are a party to a consolidation, merger, amalgamation, arrangement, binding share exchange, combination or transfer or lease of all or substantially all of our assets that occurs prior to the close of business on the business day immediately preceding August 1, 2025, pursuant to which our Class A subordinate voting shares would be converted into cash, securities or other assets (other than a transaction effected solely to change our jurisdiction of incorporation that does not otherwise constitute a fundamental change or a make-whole fundamental change or a merger or amalgamation with one or more direct or indirect wholly owned subsidiaries), then, in each case, all or any portion of a holder’s notes may be surrendered for conversion at any time from or after the date that is the effective date of the transaction until 35 trading days after the actual effective date of such transaction or, if such transaction also constitutes a fundamental change (other than an excluded fundamental change pursuant to clause (b) of the definition thereof under “—Offer to Purchase upon a Fundamental Change”)), until the related fundamental change purchase date. We will notify holders, the trustee and the conversion agent (if other than the trustee) as promptly as practicable following the date we publicly announce such transaction but in no event later than the actual effective date of such transaction.
Conversions during the Three Months Immediately Preceding the Maturity Date
On or after August 1, 2025, a holder may convert all or any portion of its notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions.
Conversion Procedures
If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all transfer or similar taxes, if any. As such, if you are a beneficial owner of the notes, you must allow for sufficient time to comply with DTC’s procedures if you wish to exercise your conversion rights.
If you hold a certificated note, to convert you must:
•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;
•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;
•	if required, furnish appropriate endorsements and transfer documents; and
•	if required, pay funds equal to interest payable on the next interest payment date.
We will pay any documentary, stamp or similar issue or transfer tax on the issuance of any of our Class A subordinate voting shares upon conversion of the notes, unless the tax is due because the holder requests such shares to be issued in a name other than the holder’s name, in which case the holder will pay the tax.
We refer to the date you comply with the relevant procedures for conversion described above as the “conversion date.”
If a holder has already delivered a fundamental change purchase notice as described under “—Offer to Purchase upon a Fundamental Change” with respect to a note, the holder may not surrender that note for conversion unless the holder has withdrawn such fundamental change purchase notice in accordance with the relevant provisions of the indenture. If a holder submits its notes for required purchase, the holder’s right to withdraw the fundamental change purchase notice and convert the notes that are subject to purchase will terminate at the close of business on the business day immediately preceding the relevant fundamental change purchase date.
Settlement upon Conversion
Upon conversion, we may choose to pay or deliver, as the case may be, either cash (“cash settlement”), our Class A subordinate voting shares (“physical settlement”) or a combination of cash and our Class A subordinate voting shares (“combination settlement”), as described below. We refer to each of these settlement methods as a “settlement method.”
All conversions for which the relevant conversion date occurs on or after August 1, 2025 or during a single redemption period will be settled using the same settlement method. Except for any conversions for which the relevant conversion date occurs during a redemption period and any conversions for which the relevant conversion date occurs on or after August 1, 2025, we will use the same settlement method for all conversions occurring on the same conversion date, but we will not have any obligation to use the same settlement method with respect to conversions that occur on different conversion dates. For example, we may choose for notes converted on one conversion date to settle conversions in physical settlement, and choose for notes converted on another conversion date cash settlement or combination settlement.
If we elect a settlement method, we will inform holders so converting through the trustee of the settlement method we have selected no later than the close of business on the trading day immediately following the related conversion date (or in the case of any conversions occurring (i) during a redemption period as described under “—Optional Redemption,” “—Cleanup Redemption” or “—Redemption for Changes in Canadian Tax Law,” in the relevant notice of redemption, (ii) on or after August 1, 2025, no earlier than 15 business days prior to August 1, 2025 and no later than the close of business on the business day immediately preceding August 1, 2025 or (iii) for which we have elected physical settlement to apply in a Certain Distributions Notice, in such Certain Distributions Notice). If we do not timely elect a settlement method as described in the preceding sentence, we will no longer have the right to elect cash settlement or combination settlement for such conversion or during such period and we will be deemed to have elected physical settlement in respect of our conversion obligation, as described below. If we elect combination settlement, but we do not timely notify converting holders of the specified dollar amount per $1,000 principal amount of notes, such specified dollar amount will be deemed to be $1,000. Notwithstanding the foregoing, we will be permitted to irrevocably elect “physical settlement” in any Certain Distributions Notice and any such election would be applicable to conversions with conversion dates that occur after delivery to the holders of the Certain Distributions Notice until the Certain Distributions Conversion Period End Date.

Settlement amounts will be computed as follows:
•
if we elect (or are deemed to have elected) physical settlement, we will deliver to the converting holder in respect of each $1,000 principal amount of notes being converted a number of Class A subordinate voting shares equal to the conversion rate;

•
if we elect cash settlement, we will pay to the converting holder in respect of each $1,000 principal amount of notes being converted cash in an amount equal to the sum of the daily conversion values for each of the 20 consecutive trading days during the related observation period; and

•
if we elect combination settlement, we will pay or deliver, as the case may be, to the converting holder in respect of each $1,000 principal amount of notes being converted a “settlement amount” equal to the sum of the daily settlement amounts for each of the 20 consecutive trading days during the related observation period.

The “daily settlement amount,” for each of the 20 consecutive trading days during the observation period, will consist of:
•
cash equal to the lesser of (i) the maximum cash amount per $1,000 principal amount of notes to be received upon conversion as specified in the notice specifying our chosen settlement method (the “specified dollar amount”), if any, divided by 20 (such quotient the “daily measurement value”) and (ii) the daily conversion value; and

•
if the daily conversion value exceeds the daily measurement value, a number of shares equal to (i) the difference between the daily conversion value and the daily measurement value, divided by (ii) the daily VWAP for such trading day.

The “daily conversion value” means, for each of the 20 consecutive trading days during the observation period, 5% of the product of (1) the conversion rate on such trading day and (2) the daily VWAP on such trading day.
The “daily VWAP” means the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “SHOP <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our Class A subordinate voting shares on such trading day (on the relevant exchange or market as set forth in the definition of “trading day” below) determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The “daily VWAP” will be determined by us without regard to after-hours trading or any other trading outside of the regular trading session trading hours.
The “observation period” with respect to any note surrendered for conversion means:
•
subject to the immediately succeeding bullet, if the relevant conversion date occurs prior to August 1, 2025, the 20 consecutive trading day period beginning on, and including, the second trading day immediately succeeding such conversion date;

•
if the relevant conversion date occurs during a redemption period with respect to the notes as described under “—Optional Redemption,” “—Cleanup Redemption” or “—Redemption for Changes in Canadian Tax Law,” the 20 consecutive trading days beginning on, and including, the 21st scheduled trading day immediately preceding the relevant redemption date; and

•	if the relevant conversion date occurs on or after August 1, 2025, the 20 consecutive trading days beginning on, and including, the 21st scheduled trading day immediately preceding the maturity date.
For the purposes of determining amounts due upon conversion only, “trading day” means a day on which (i) there is no “market disruption event” (as defined below) and (ii) trading in our Class A subordinate voting shares generally occurs on the NYSE or, if our Class A subordinate voting shares are not then listed on the NYSE, on the principal other U.S. national or regional securities exchange on which our Class A subordinate voting shares are then listed or, if our Class A subordinate voting shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which our Class A subordinate voting shares are then admitted for trading. If our Class A subordinate voting shares are not so listed or admitted for trading, “trading day” means a “business day.”

“Scheduled trading day” means a day that is scheduled to be a trading day on the principal U.S. national or regional securities exchange or market on which our Class A subordinate voting shares are listed or admitted for trading. If our Class A subordinate voting shares are not so listed or admitted for trading, “scheduled trading day” means a “business day.”
For the purposes of determining amounts due upon conversion, “market disruption event” means (i) a failure by the principal U.S. national or regional securities exchange or market on which our Class A subordinate voting shares are listed or admitted for trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any scheduled trading day for our Class A subordinate voting shares for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in our Class A subordinate voting shares or in any options contracts or futures contracts relating to our Class A subordinate voting shares.
Except as described under “—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period” and “—Recapitalizations, Reclassifications and Changes of Our Class A Subordinate Voting Shares,” we will deliver the consideration due in respect of conversion on the second business day immediately following the relevant conversion date, if we elect (or are deemed to have elected) physical settlement or, in the case of any other settlement method, on the second business day immediately following the last trading day of the relevant observation period; provided that, with respect to any conversion date occurring (x) during a redemption period, we will settle any such conversion for which we elect physical settlement on the redemption date or (y) on or after August 1, 2025, we will settle any such conversion for which we elect physical settlement on the maturity date.
We will pay cash in lieu of delivering any fractional share of Class A subordinate voting shares issuable upon conversion based on the daily VWAP on the relevant conversion date (in the case of physical settlement) or based on the daily VWAP on the last trading day of the relevant observation period (in the case of combination settlement).
If a noteholder converts more than one note on a conversion date, then the consideration due upon such conversion will (in the case of any global note, to the extent permitted by, and practicable under, the applicable procedures of DTC) be computed based on the total principal amount of notes converted on such conversion date by that noteholder.
Each conversion will be deemed to have been effected as to any notes surrendered for conversion on the conversion date; provided, however, that the person in whose name any of our Class A subordinate voting shares shall be issuable upon such conversion will become the holder of record of such shares as of the close of business on the conversion date (in the case of physical settlement) or the last trading day of the relevant observation period (in the case of combination settlement).
Conversion Rate Adjustments
The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes may participate (other than in the case of (x) a share subdivision or share consolidation or (y) a tender or exchange offer), at the same time and upon the same terms as holders of our Class A subordinate voting shares and solely as a result of holding the notes, in any of the transactions described below without having to convert their notes as if they held a number of Class A subordinate voting shares equal to the conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holder.
(1)
If we exclusively issue our Class A subordinate voting shares as a dividend or distribution on our Class A subordinate voting shares, or if we effect a share subdivision or share consolidation, the conversion rate will be adjusted based on the following formula:

where,
CR0	=
the conversion rate in effect immediately prior to the open of business on the ex-dividend date of such dividend or distribution, or immediately prior to the open of business on the effective date of such share subdivision or share consolidation, as applicable;

CR1	=	the conversion rate in effect immediately after the open of business on such ex-dividend date or effective date;
OS0	=
the number of our Class A subordinate voting shares outstanding immediately prior to the open of business on such ex-dividend date or effective date (before giving effect to any such dividend, distribution, share subdivision or share consolidation); and

OS1	=	the number of our Class A subordinate voting shares outstanding immediately after giving effect to such dividend, distribution, share subdivision or share consolidation.
Any adjustment made under this clause (1) shall become effective immediately after the open of business on the ex-dividend date for such dividend or distribution, or immediately after the open of business on the effective date for such share subdivision or share consolidation, as applicable. If any dividend or distribution of the type described in this clause (1) is declared but not so paid or made, the conversion rate shall be immediately readjusted, effective as of the date we determine not to pay such dividend or distribution, to the conversion rate that would then be in effect if such dividend or distribution had not been declared.
(2)
If we issue to all or substantially all holders of our Class A subordinate voting shares any rights, options or warrants entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase our Class A subordinate voting shares at a price per share that is less than the average of the last reported sale prices of our Class A subordinate voting shares for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of such issuance, the conversion rate will be increased based on the following formula:

where,
CR0	=	the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such issuance;
CR1	=	the conversion rate in effect immediately after the open of business on such ex-dividend date;
OS0	=	the number of our Class A subordinate voting shares outstanding immediately prior to the open of business on such ex-dividend date;
X	=	the total number of our Class A subordinate voting shares issuable pursuant to such rights, options or warrants; and
Y	=
the number of our Class A subordinate voting shares equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the last reported sale prices of our Class A subordinate voting shares over the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this clause (2) will be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the open of business on the ex-dividend date for such issuance. To the extent that Class A subordinate voting shares are not delivered after the expiration of such rights, options or warrants, the conversion rate shall be decreased to the conversion rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Class A subordinate voting shares actually delivered. If such rights, options or warrants are not so issued, the conversion rate shall be decreased to the conversion rate that would then be in effect if such ex-dividend date for such issuance had not occurred.
For the purpose of this clause (2) and for the purpose of the first bullet point under “—Conversion upon Specified Corporate Events—Certain Distributions,” in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase our Class A subordinate voting shares at less than such average of the last reported sale prices for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of such issuance, and in determining the aggregate offering price of such Class A subordinate voting shares, there shall be taken into account any consideration received by us for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by us.

(3)
If we distribute shares, evidences of our indebtedness, other assets or property of ours or rights, options or warrants to acquire our shares or other securities, to all or substantially all holders of our Class A subordinate voting shares, excluding:

•	dividends, distributions or issuances described in clause (1) or (2) above;
•	dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to clause (4) below;
•
distributions of reference property in exchange for or upon conversion of our Class A subordinate voting shares in a transaction described in “—Recapitalizations, Reclassifications, and Changes of Our Class A Subordinate Voting Shares;” and

•	spin-offs as to which the provisions set forth below in this clause (3) shall apply; then the conversion rate will be increased based on the following formula:

where,
CR0	=	the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;
CR1	=	the conversion rate in effect immediately after the open of business on such ex-dividend date;
SP0	=
the average of the last reported sale prices of our Class A subordinate voting shares over the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the ex-dividend date for such distribution; and

FMV	=
the fair market value (as determined by us) of the shares, evidences of indebtedness, assets, property, rights, options or warrants distributed with respect to each outstanding share of our Class A subordinate voting shares on the ex-dividend date for such distribution.

Any increase made under the portion of this clause (3) above will become effective immediately after the open of business on the ex-dividend date for such distribution. If such distribution is not so paid or made, the conversion rate shall be readjusted to the conversion rate that would then be in effect had the adjustment been made on the basis of only the distribution, if any, actually made or paid. In the case of any distribution of rights, options or warrants, to the extent such rights, options or warrants expire unexercised, the applicable conversion rate shall be immediately readjusted to the applicable conversion rate that would then be in effect had the increase made for the distribution of such rights, options or warrants been made on the basis of delivery of only the number of our Class A subordinate voting shares actually delivered upon the exercise of such rights, options or warrants.
Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder of a note shall receive, in respect of each $1,000 principal amount thereof, at the same time and upon the same terms as holders of our Class A subordinate voting shares, the amount and kind of our shares, evidences of our indebtedness, other assets or property of ours or rights, options or warrants to acquire our shares or other securities that such holder would have received if such holder owned a number of Class A subordinate voting shares equal to the conversion rate in effect on the ex-dividend date for the distribution.
With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our Class A subordinate voting shares of shares of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange, which we refer to as a “spin-off,” the conversion rate will be increased based on the following formula:

where,
CR0	=	the conversion rate in effect immediately prior to the end of the valuation period (as defined below);

CR1	=	the conversion rate in effect immediately after the end of the valuation period;
FMV0	=
the average of the last reported sale prices of the shares or similar equity interests distributed to holders of our Class A subordinate voting shares applicable to one share of our Class A subordinate voting shares (determined by reference to the definition of last reported sale price set forth under “—Conversion upon Satisfaction of Sale Price Condition” as if references therein to our Class A subordinate voting shares were to such shares or similar equity interests) over the first 10 consecutive trading day period after, and including, the ex-dividend date of the spin-off (the “valuation period”); and

MP0	=	the average of the last reported sale prices of our Class A subordinate voting shares over the valuation period.
The adjustment to the conversion rate under the preceding paragraph will occur at the close of business on the last trading day of the valuation period; provided that (x) in respect of any conversion of notes for which physical settlement is applicable, if the relevant conversion date occurs during the valuation period, the reference to “10” in the preceding paragraph shall be deemed replaced with such lesser number of trading days as have elapsed between the ex-dividend date for such spin-off and such conversion date in determining the conversion rate and (y) in respect of any conversion of notes for which cash settlement or combination settlement is applicable, for any trading day that falls within the relevant observation period for such conversion and within the valuation period, the reference to “10” in the preceding paragraph shall be deemed replaced with such lesser number of trading days as have elapsed from, and including, the ex-dividend date for such spin-off to, and including, such trading day in determining the conversion rate as of such trading day. If any dividend or distribution that constitutes a spin-off is declared but not so paid or made, the conversion rate shall be immediately decreased, effective as of the date we determine not to pay or make such dividend or distribution, to the conversion rate that would then be in effect if such dividend or distribution had not been declared or announced.
(4)	If any cash dividend or distribution is made to all or substantially all holders of our Class A subordinate voting shares, the conversion rate will be adjusted based on the following formula:

where,
CR0	=	the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such dividend or distribution;
CR1	=	the conversion rate in effect immediately after the open of business on the ex-dividend date for such dividend or distribution;
SP0	=	the last reported sale price of our Class A subordinate voting shares on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and
C	=	the amount in cash per share we distribute to all or substantially all holders of our Class A subordinate voting shares.
Any increase made under this clause (4) shall become effective immediately after the open of business on the ex-dividend date for such dividend or distribution. If such dividend or distribution is not so paid, the conversion rate shall be decreased, effective as of the date we determine not to make or pay such dividend or distribution, to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.
Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder of a note shall receive, for each $1,000 principal amount of notes, at the same time and upon the same terms as holders of our Class A subordinate voting shares, the amount of cash that such holder would have received if such holder owned a number of our Class A subordinate voting shares equal to the conversion rate on the ex-dividend date for such cash dividend or distribution.

(5)
If we or any of our subsidiaries make a payment in respect of a tender or exchange offer for our Class A subordinate voting shares that is subject to the then applicable tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than any odd lot tender offer), to the extent that the cash and value of any other consideration included in the payment per Class A subordinate voting share exceeds the average of the last reported sale prices of our Class A subordinate voting shares over the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

where,
CR0	=
the conversion rate in effect immediately prior to the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;

CR1	=
the conversion rate in effect immediately after the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;

AC	=	the aggregate value of all cash and any other consideration (as determined by us) paid or payable for shares purchased in such tender or exchange offer;
OS0	=
the number of our Class A subordinate voting shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer);

OS1	=
the number of our Class A subordinate voting shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP1	=
the average of the last reported sale prices of our Class A subordinate voting shares over the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the date such tender or exchange offer expires.

The adjustment to the conversion rate under the preceding paragraph will occur at the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires; provided that (x) in respect of any conversion of notes for which physical settlement is applicable, if the relevant conversion date occurs during the 10 trading days immediately following, and including, the trading day next succeeding the expiration date of any tender or exchange offer, references to “10” or “10th” in the preceding paragraph shall be deemed replaced with such lesser number of trading days as have elapsed between the expiration date of such tender or exchange offer and such conversion date in determining the conversion rate and (y) in respect of any conversion of notes for which cash settlement or combination settlement is applicable, for any trading day that falls within the relevant observation period for such conversion and within the 10 trading days immediately following, and including, the trading day next succeeding the expiration date of any tender or exchange offer, references to “10” or “10th” in the preceding paragraph shall be deemed replaced with such lesser number of trading days as have elapsed from, and including, the expiration date of such tender or exchange offer to, and including, such trading day in determining the conversion rate as of such trading day.
If we are obligated to purchase our Class A subordinate voting shares pursuant to any such tender or exchange offer described in clause (5) but are permanently prevented by applicable law from effecting any such purchase or all such purchases are rescinded, the applicable conversion rate will be readjusted to be the conversion rate that would then be in effect if such tender or exchange offer had not been made or had been made only in respect of the purchases that have been made.
Notwithstanding the foregoing, if a conversion rate adjustment becomes effective on any ex-dividend date as described above, and a holder that has converted its notes on or after such ex-dividend date and on or prior to the related record date would be treated as the record holder of our Class A subordinate voting shares as of the related conversion date as described under “—Settlement upon Conversion” based on an adjusted conversion rate for such ex-dividend date, then, notwithstanding the foregoing conversion rate adjustment provisions, the conversion rate adjustment relating to such ex-dividend date will not be made for such converting holder. Instead, such holder will be treated as if such holder were the record owner of our Class A subordinate voting shares on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.
Except as stated herein, we will not adjust the conversion rate for the issuance of our Class A subordinate voting shares or any securities convertible into or exchangeable for our Class A subordinate voting shares or the right to purchase our Class A subordinate voting shares or such convertible or exchangeable securities.
As used in this section, “ex-dividend date” means the first date on which our Class A subordinate voting shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from us or, if applicable, from the seller of our Class A subordinate voting shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market, and “effective date” means the first date on which our Class A subordinate voting shares trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share subdivision or share consolidation, as applicable. For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of our Class A subordinate voting shares under a separate ticker symbol or CUSIP number will not be considered “regular way” for purposes of the definition of “ex-dividend date” or “effective date”.
As used in this section, “record date” means, with respect to any dividend, distribution or other transaction or event in which the holders of our Class A subordinate voting shares (or other applicable security) have the right to receive any cash, securities or other property or in which our Class A subordinate voting shares (or such other security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of our Class A subordinate voting shares (or such other security) entitled to receive such cash, securities or other property (whether such date is fixed by us, statute, contract or otherwise).
Subject to the applicable listing standards of the NYSE and the TSX, we are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 business days if we determine that such increase would be in our best interest. Subject to the applicable listing standards of the NYSE and the TSX, we may also (but are not required to) increase the applicable conversion rate to avoid or diminish income tax to holders of our Class A subordinate voting shares or rights to purchase our Class A subordinate voting shares in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.
A holder may, in some circumstances, including a distribution of cash dividends to holders of our Class A subordinate voting shares, be deemed to have received a distribution subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “U.S. Federal Income Tax Considerations.”
If we have a shareholder rights plan in effect upon conversion of the notes into Class A subordinate voting shares, you will, as a result of becoming a holder of Class A subordinate voting shares and not as additional consideration for conversion of the notes, receive, in addition to any Class A subordinate voting shares received in connection with such conversion, the rights under the rights plan. However, if, prior to any conversion, the rights have separated from our Class A subordinate voting shares in accordance with the provisions of the applicable rights plan, the conversion rate will be adjusted at the time of separation as if we distributed to all or substantially all holders of our Class A subordinate voting shares, shares, evidences of indebtedness, assets, property, rights, options or warrants as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.
Notwithstanding any of the foregoing, the conversion rate will not be adjusted:
•
upon the issuance of our Class A subordinate voting shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts of our Class A subordinate voting shares under any plan;

•
upon the issuance of our Class A subordinate voting shares or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•
upon the issuance of our Class A subordinate voting shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•
upon the repurchase of any of our Class A subordinate voting shares pursuant to an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer of the nature described under clause (5) above;

•
upon the issuance of rights to holders of our Class A subordinate voting shares under a shareholder rights plan provided that such rights have not separated from our Class A subordinate voting shares in accordance with the provisions of the applicable shareholder rights plan;

•	solely for a change in the par value of our Class A subordinate voting shares (if applicable); or
•	for accrued and unpaid interest, if any.
We will not adjust the applicable conversion rate pursuant to the clauses above unless the adjustment would result in a change of at least 1% in the then effective conversion rate. However, we will carry forward any adjustment to such conversion rate that we would otherwise have to make and take that adjustment into account in any subsequent adjustment. Notwithstanding the foregoing, all such carried-forward adjustments shall be made (i) where the aggregate of all such carried-forward adjustments equals or exceeds 1% of the conversion rate and (ii) regardless of whether the aggregate adjustment is less than 1% of the applicable conversion rate, (x) on the conversion date for any notes (in the case of physical settlement) or (y) on each trading day of any observation period with respect to any notes (in the case of cash settlement or combination settlement). Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share.
Recapitalizations, Reclassifications and Changes of Our Class A Subordinate Voting Shares
In the case of:
•	any recapitalization, reclassification or change of our Class A subordinate voting shares (other than changes resulting from a share subdivision or consolidation);
•	any consolidation, merger, amalgamation, arrangement, binding share exchange or combination involving us;
•
any sale, lease or other transfer to a third party (other than one or more of our direct or indirect wholly owned subsidiaries) of the consolidated assets of ours and our subsidiaries substantially as an entirety; or

•	any statutory share exchange,
in each case, as a result of which our Class A subordinate voting shares would be converted into, or exchanged for, capital stock, other securities, other property or assets (including cash or any combination thereof), then, at and after the effective time of the transaction, the right to convert each $1,000 principal amount of notes will be changed into a right to convert such principal amount of notes into the kind and amount of shares, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of Class A subordinate voting shares equal to the conversion rate immediately prior to such transaction would have owned or been entitled to receive (the “reference property”) upon such transaction. However, at and after the effective time of the transaction, (i) we will continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of notes, as set forth under “—Settlement upon Conversion” and (ii)(x) any amount payable in cash upon conversion of the notes as set forth under “—Settlement upon Conversion” will continue to be payable in cash, (y) any of our Class A subordinate voting shares that we would have been required to deliver upon conversion of the notes as set forth under “—Settlement upon Conversion” will instead be deliverable in the amount and type of reference property that a holder of that number of our Class A subordinate voting shares would have received in such transaction and (z) the daily VWAP will be calculated based on the value of a unit of reference property that a holder of one share of our Class A subordinate voting shares would have received in such transaction. If the transaction causes our Class A subordinate voting shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of our Class A subordinate voting shares. If the holders of our Class A subordinate voting shares receive only cash in such transaction, then for all conversions that occur after the effective date of such transaction (i) the consideration due upon conversion of each $1,000 principal amount of notes shall be solely cash in an amount equal to the conversion rate in effect on the conversion date (as may be increased as described under “—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period”), multiplied by the price paid per Class A subordinate voting share in such transaction and (ii) we will satisfy our conversion obligation by paying cash to converting holders on the second business day immediately following the conversion date. We will notify holders, the trustee and the conversion agent (if other than the trustee) of the weighted average in writing as soon as practicable after such determination is made.
The supplemental indenture providing that the notes will be convertible into reference property will also provide for anti-dilution and other adjustments that are as nearly equivalent as possible to the adjustments described under “—Conversion Rate Adjustments” above. If the reference property in respect of any such transaction includes shares, securities or other property or assets of a company other than us or the successor or purchasing corporation (excluding, for the avoidance of doubt, cash paid by such resulting or surviving company, successor or purchaser corporation) as the case may be, in such transaction, such other company will also execute such supplemental indenture, and such supplemental indenture will contain such additional provisions to protect the interests of the holders, including the requirement that we offer to purchase their notes upon a fundamental change as described under “—Offer to Purchase Upon a Fundamental Change” below, as we reasonably consider necessary by reason of the foregoing. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.
Notwithstanding the foregoing, if, prior to the date that is five years plus one day from the last date of original issuance of notes, holders of notes would otherwise be entitled to receive, on conversion of the notes, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied for the 2007 taxation year (“ineligible consideration”), such holders shall not be entitled to receive such ineligible consideration but we or the successor company, as the case may be, shall have the right (at our sole option or at the sole option of the successor company, as the case may be) to deliver either such ineligible consideration or “prescribed securities,” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied for the 2007 taxation year, with a market value equal to the market value of such ineligible consideration. We shall notify holders of notes, the trustee and the conversion agent (if other than the trustee) as promptly as practicable following the date we publicly announce such transaction but in no event less than 35 scheduled trading days prior to the anticipated effective date of such transaction, unless we have previously agreed to a physical settlement for all such conversions, in which case we shall notify holders of the notes, the trustee and the conversion agent (if other than the trustee) no less than 10 scheduled trading days prior to the anticipated effective date of such transaction. Such notice shall also state the consideration into which the notes will be convertible after the effective date of such transaction. After such notice, we or the successor company, as the case may be, may not change the consideration to be delivered on conversion of the notes except in accordance with any other provision of the indenture.
Adjustments of Prices
Whenever any provision of the indenture requires us to calculate the last reported sale prices, the daily VWAPs, the daily conversion values or the daily settlement amounts over a span of multiple days (including, without limitation, an observation period and the period, if any, for determining the “share price” for purposes of a make-whole fundamental change), we will make appropriate adjustments in good faith and in a commercially reasonable manner to each to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date, effective date or expiration date of the event occurs, at any time during the period when such last reported sale prices, daily VWAPs, daily conversion values or daily settlement amounts are to be calculated.
Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period
If the “effective date” (as defined below) of a “fundamental change” (as defined below and determined after giving effect to any exceptions to or exclusions from such definition, but without regard to the proviso in clause (2) of the definition thereof, a “make-whole fundamental change”) occurs prior to the maturity date of the notes, and a holder elects to convert its notes in connection with such make-whole fundamental change, or if we issue a notice of redemption as set forth under “—Optional Redemption,” “—Cleanup Redemption” or “—Redemption for Changes in Canadian Tax Law,” and a holder elects to convert notes called for redemption during the related redemption period, we will, under certain circumstances, increase the conversion rate for the notes so surrendered for conversion by a number of additional Class A subordinate voting shares (the “additional shares”), as described below. A conversion of notes will be deemed for these purposes to be “in connection with” such make-whole fundamental change if the relevant notice of conversion of the notes is received by the conversion agent from, and including, the effective date of the make-whole fundamental change up to, and including, the business day immediately prior to the related fundamental change purchase date (or, in the case of a make-whole fundamental change that would have been a fundamental change but for the proviso in clause (2) of the definition thereof or an excluded fundamental change pursuant to clause (b) of the definition thereof under “—Offer to Purchase upon a Fundamental Change”), the 35th trading day immediately following the effective date of such make-whole fundamental change) (such period, the “make-whole fundamental change period”).
For the avoidance of doubt, if we issue a notice of redemption as set forth under “—Optional Redemption,” we will increase the conversion rate during the related redemption period only with respect to conversions of notes called (or deemed called) for redemption, and not for notes not called for redemption. Accordingly, if we elect to redeem fewer than all of the outstanding notes as described under “—Optional Redemption,” holders of the notes not called for redemption will not be entitled to convert such notes on account of the notice of redemption and will not be entitled to an increased conversion rate for conversions of such notes on account of the notice of redemption during the related redemption period if such notes are otherwise convertible, except in the circumstances set forth under “—Conversion Rights—Conversion upon Notice of Redemption.”
Upon surrender of notes for conversion in connection with a make-whole fundamental change or during a redemption period, we will, at our option, satisfy our conversion obligation by physical settlement, cash settlement or combination settlement, based on the conversion rate as increased to reflect the additional shares pursuant to the table set forth below, as described under “—Settlement upon Conversion.” However, if the consideration for our Class A subordinate voting shares in any make-whole fundamental change described in clause (2) of the definition of fundamental change is composed entirely of cash, for any conversion of notes following the effective date of such make-whole fundamental change, the conversion obligation will be calculated based solely on the “share price” (as defined below) for the transaction and will be deemed to be an amount of cash per $1,000 principal amount of converted notes equal to the conversion rate (including any increase to reflect the additional shares as described in this section), multiplied by such share price. In such event, the conversion obligation will be determined and paid to holders in cash on the second business day following the conversion date. We will notify holders of the effective date of any make-whole fundamental change no later than five business days after such effective date.
The number of additional shares, if any, by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the make-whole fundamental change occurs or becomes effective (the “effective date”) or the redemption notice date, as applicable, and the price (the “share price”) paid (or deemed to be paid) per Class A subordinate voting share in the make-whole fundamental change or on the redemption notice date. If the holders of our Class A subordinate voting shares receive in exchange for their Class A subordinate voting shares only cash in a make-whole fundamental change described in clause (2) of the definition of fundamental change, the share price will be the cash amount paid per share (unless we elect to deliver prescribed securities). Otherwise, the share price will be the average of the last reported sale prices of our Class A subordinate voting shares over the five trading day period ending on, and including, the trading day immediately preceding the effective date of the make-whole fundamental change or the redemption notice date, as the case may be. In the event that a conversion during a redemption period would also be deemed to be in connection with a make-whole fundamental change, a holder of the notes to be converted will be entitled to a single increase to the conversion rate with respect to the first to occur of the applicable redemption notice date or the effective date of the applicable make-whole fundamental change, and the later event will be deemed not to have occurred for purposes of this section.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the conversion rate for the notes is otherwise adjusted. The adjusted share prices will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares as set forth in the table below will be adjusted in the same manner and at the same time as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of notes:
Share Price
Effective Date/Redemption Notice Date	$	$	$	$	$	$	$	$	$	$	$	$	$
September , 2020
November 1, 2021
November 1, 2022
November 1, 2023
November 1, 2024
November 1, 2025
The exact share prices and effective dates or redemption notice dates may not be set forth in the table above, in which case:
•
If the share price is between two share prices in the table or the effective date or redemption notice date, as the case may be, is between two effective dates or redemption notice dates, as applicable, in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share prices and the earlier and later effective dates or redemption notice dates, as applicable, based on a 365-day year.

•
If the share price is greater than $   per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•
If the share price is less than $   per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed   Class A subordinate voting shares, subject to adjustment in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”
Because in the case of a conversion in connection with a make-whole fundamental change we will not deliver the consideration due solely as a result of the increase in the conversion rate described above until after the effective date of the make-whole fundamental change, such consideration may not consist of our Class A subordinate voting shares as a result of the provisions described above under “—Recapitalization, Reclassifications and Changes of our Class A Subordinate Voting Shares.” Accordingly, the shares, if any, due as a result of such increase may be paid in reference property (provided such property is not ineligible consideration).
Our obligation to increase the conversion rate for notes converted in connection with a make-whole fundamental change or during a redemption period could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.
Offer to Purchase upon a Fundamental Change
If a “fundamental change” (as defined below in this section) occurs at any time prior to the maturity date, we will be required to offer to purchase for cash all of the outstanding notes. The “fundamental change purchase date” will be a date specified by us that is not less than 20 calendar or more than 35 business days following the date of our fundamental change notice as described below. The fundamental change purchase date will be subject to postponement to comply with applicable tender offer rules under the Exchange Act or any similar Canadian securities laws.
The fundamental change purchase price we are required to pay will be equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the fundamental change purchase date (unless the fundamental change purchase date falls after a regular record date but on or prior to the interest payment date to which such regular record date relates, in which case we will instead pay the full amount of accrued and unpaid interest to the holder of record on such regular record date, and the fundamental change purchase price will be equal to 100% of the principal amount of the notes to be purchased).

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued if any of the following occurs:
(1)
a “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) (other than (x) us, (y) our wholly owned subsidiaries or (z) any employee benefit plans of ours or our wholly owned subsidiaries) files any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of our common equity representing more than 50% of the voting power of all of our then-outstanding common equity (unless such beneficial ownership arises solely as a result of a revocable proxy delivered in response to a public proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act and provided that no person or group shall be deemed to be the beneficial owner of any securities tendered pursuant to a tender or exchange offer or takeover bid made by or on behalf of such person or group until such tendered securities are accepted for purchase or exchange under such offer);

(2)
the consummation of (A) any recapitalization, reclassification or change of our Class A subordinate voting shares (other than changes resulting from a share subdivision or consolidation) as a result of which our Class A subordinate voting shares would be converted into, or exchanged for, shares, other securities, other property or assets; (B) any consolidation, merger, amalgamation, arrangement, share exchange or combination of us pursuant to which our Class A subordinate voting shares will be converted into cash, securities or other property or assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our direct or indirect wholly owned subsidiaries; provided, however, that neither (a) a transaction described in clause (B) in which the holders of all classes of our common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing, resulting or surviving company or transferee or the parent thereof immediately after such transaction in substantially the same proportions as such ownership immediately prior to such transaction nor (b) any transaction by us solely for the purpose of changing our jurisdiction of incorporation to a jurisdiction in the United States or Canada that results in a reclassification, conversion or exchange of outstanding Class A subordinate voting shares solely into shares of the resulting or surviving entity shall be a fundamental change pursuant to this clause (2); or

(3)	our shareholders approve any plan or proposal for the liquidation or dissolution of us.
A transaction or transactions described in clauses (1) or (2) above will not constitute a fundamental change, however, if at least 90% of the consideration received or to be received by our Class A subordinate voting shareholders, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights, in connection with such transaction or transactions consists of American depositary receipts, ordinary shares, subordinate voting shares or other common equity interests that are listed or quoted on any of the NYSE, The Nasdaq Global Select Market, The Nasdaq Global Market or the TSX (or any of their respective successors) or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions such consideration becomes reference property for the notes, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights (subject to the provisions set forth above under “—Conversion Rights—Settlement upon Conversion”).
If any transaction in which our Class A subordinate voting shares are replaced by the securities of another entity occurs, following completion of any related make-whole fundamental change period (or, in the case of a transaction that would have been a fundamental change or a make-whole fundamental change but for the immediately preceding paragraph, following the effective date of such transaction), references to us in the definition of “fundamental change” above shall instead be references to such other entity.
For purposes of the definition of “fundamental change” above, any transaction that constitutes a fundamental change pursuant to both clause (1) and clause (2) of such definition shall be deemed a fundamental change solely under clause (2) of such definition.
On or before the 20th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and setting out the terms of the purchase offer. Such notice shall state, among other things:
•	the events causing a fundamental change;

•	the date of the fundamental change;
•	the last date on which a holder may exercise the purchase right;
•	the fundamental change purchase price;
•	the fundamental change purchase date;
•	the name and address of the paying agent and the conversion agent, if applicable;
•	if applicable, the conversion rate and any adjustments to the conversion rate;
•
that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder validly withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes in accordance with our offer to purchase such notes.
Notwithstanding anything to the contrary above, we will not be required to offer to purchase the notes upon a fundamental change (an “excluded fundamental change”) if either (a) a third party makes such an offer in the same manner, at the same time and otherwise in compliance with the requirements for an offer made by us as set forth in the indenture and such third party purchases all notes properly surrendered and not validly withdrawn under its offer in the same manner, at the same time and otherwise in compliance with the requirements for an offer made by us as set forth in the indenture or (b) the fundamental change is under clause (2) of the definition thereof and results in the notes being convertible into an amount of cash per $1,000 principal amount of notes that is greater than the fundamental change purchase price per $1,000 principal amount of notes (assuming the maximum amount of accrued interest would be payable as part of the fundamental change purchase price, based on the latest possible fundamental change purchase date) and we provide timely notice of the holders’ right to convert their notes based on such fundamental change as described above under “—Conversion Rights—Conversion upon Specified Corporate Events—Certain Corporate Events.” For the avoidance of doubt, in the case of clause (a) above, the date such third party purchases such notes will be deemed to be the fundamental change purchase date for purposes of “—Conversion Rights—Conversion upon Specified Corporate Events—Certain Corporate Events” and “—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period.”
In order to accept such purchase offer, a holder must deliver, on or before the business day immediately preceding the fundamental change purchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice (the “fundamental change purchase notice”), to the paying agent. Each fundamental change purchase notice must state:
•	if certificated, the certificate numbers of your notes to be delivered for purchase;
•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and
•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.
If the notes are not in certificated form, such fundamental change purchase notice must instead comply with appropriate DTC procedures.
A holder may withdraw any fundamental change purchase notice (in whole or in part) by delivering to the paying agent and trustee (if the trustee is not the paying agent) a written notice of withdrawal prior to the close of business on the business day immediately preceding the fundamental change purchase date. The notice of withdrawal must state:
•	the principal amount of the withdrawn notes;
•	any CUSIP number identifying the notes;
•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and
•	the principal amount, if any, which remains subject to the fundamental change purchase notice.

If the notes are not in certificated form, such notice of withdrawal must instead comply with appropriate DTC procedures.
We will be required to purchase the notes on the fundamental change purchase date. Holders who have exercised the purchase right will receive payment of the fundamental change purchase price on the later of (i) the fundamental change purchase date and (ii) the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the fundamental change purchase price of the notes on the fundamental change purchase date, then, with respect to the notes that have been properly surrendered for purchase and have not been validly withdrawn:
•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the notes are delivered to the paying agent); and
•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price).
In connection with any offer to purchase pursuant to a fundamental change purchase notice, we will, if required:
•	comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act and any Canadian securities laws and regulations that may then be applicable;
•	file a Schedule TO or any other required schedule under the Exchange Act or any applicable Canadian securities laws and regulations; and
•
otherwise comply in all material respects with all federal and state securities laws in connection with any offer by us to purchase the notes, in each case, so as to permit the rights and obligations under this “—Offer to Purchase upon a Fundamental Change” to be exercised in the time and in the manner specified in the indenture.

No notes may be purchased on any date at the option of holders upon a fundamental change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a default by us in the payment of the fundamental change purchase price with respect to such notes).
The purchase rights of the holders could discourage a potential acquirer of us. The fundamental change purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.
To the extent that the provisions of any U.S. or Canadian securities laws or regulations conflict with the provisions of the indenture relating to our obligations to purchase the notes upon a fundamental change, we will comply with the applicable U.S. and Canadian securities laws and regulations and will not be deemed to have breached our obligations under such provisions of the indenture by virtue of such conflict.
The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger, amalgamation, arrangement or similar transaction involving us.
Furthermore, we may not be required to offer to purchase for cash all of the outstanding notes, or holders may not be entitled to an increase in the conversion rate upon conversion as described under “—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period” in circumstances involving a significant change in the composition of our board unless such change is in connection with a fundamental change or make-whole fundamental change as described herein.
The definition of fundamental change includes a phrase relating to the sale, lease or other transfer of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the sale, lease or other transfer of less than all of our assets may be uncertain.
If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price. Our ability to purchase the notes for cash may be limited by restrictions on our ability to obtain funds for such purchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. See “Risk Factors—Risks Relating to the Offering—We may not have the ability to raise the funds necessary to settle conversions of the notes in cash or to purchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or purchase of the notes.” If we fail to purchase notes when required following a fundamental change, we will be in default under the indenture. In addition, we may in the future incur other indebtedness with, similar change in control provisions permitting our holders to accelerate the relevant indebtedness or require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.
For a discussion of certain tax consequences to a holder upon the exercise of the fundamental change purchase right, see “U.S. Federal Income Tax Considerations.”
Consolidation, Merger and Sale of Assets
The indenture will provide that we will not consolidate, merge, amalgamate, effect an arrangement or combine with or into, or sell, convey, transfer or lease all or substantially all of our properties and assets to, another person (other than a sale, conveyance, transfer or lease to one or more of our direct or indirect wholly owned subsidiaries), unless (x) (i) the resulting, surviving or transferee person (if not us) is a corporation for U.S. tax purposes organized and existing under the laws of the United States of America, any State thereof, the District of Columbia or the laws of Canada or any province or territory thereunder, and such corporation (if not us) expressly assumes by supplemental indenture, or assumes by operation of law, all of our obligations under the notes and the indenture and (ii) immediately after giving effect to such transaction, no default or event of default has occurred and is continuing under the indenture and (y) in the case of the resulting, surviving or transferee person (if not us) being organized and existing under the laws of Canada or any province or territory thereunder, the transaction will not result in the successor company being required to make any deduction or withholding on account of Canadian taxes from any payments in respect of the notes. Upon any such consolidation, merger, amalgamation, arrangement, combination or sale, conveyance, transfer or lease, the resulting, surviving or transferee person (if not us) shall succeed to, and may exercise every right and power of, ours under the indenture, and we will be discharged from our obligations under the notes and the indenture, except in the case of any such lease.
Although these types of transactions will be permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change requiring us to offer to purchase the notes of such holder as described above.
Some of the transactions described above could constitute a fundamental change that requires us to offer to purchase all of the outstanding notes, as described under “—Offer to Purchase upon a Fundamental Change.”
Events of Default
Each of the following is an event of default with respect to the notes:
(1)	default in any payment of interest on any note when due and payable and the default continues for a period of 30 days;
(2)
default in the payment of principal of any note when due and payable at its stated maturity, upon optional redemption, cleanup redemption or tax redemption, upon any required purchase, upon declaration of acceleration or otherwise;

(3)
our failure to comply with our obligation to convert the notes in accordance with the indenture upon exercise of a holder’s conversion right and the failure continues for a period of five (5) business days;

(4)
our failure to give a fundamental change notice as described under “—Offer to Purchase Upon a Fundamental Change” or notice of a specified corporate transaction as described under “—Conversion Rights—Conversion upon Specified Corporate Events,” in each case when due and such failure continues for five (5) business days after the date of such notice;

(5)	our failure to comply with our obligations under “Consolidation, Merger and Sale of Assets;”
(6)
our failure for 60 days after written notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding has been received to comply with any of our other agreements contained in the notes or the indenture;

(7)
default by us or any of our significant subsidiaries with respect to any hypothec, mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of $100 million (or its foreign currency equivalent) in the aggregate of us and/or any such significant subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable prior to its stated maturity or (ii) constituting a failure to pay the principal or interest of any such indebtedness when due and payable (after the expiration of all applicable grace periods) at its stated maturity, upon required purchase, upon declaration of acceleration or otherwise, and such acceleration shall not have been rescinded or annulled or such failure to pay or default shall not have been cured or waived, or such indebtedness shall not have been paid or discharged, as the case may be, within 30 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of notes then outstanding has been received;
(8)	certain events of bankruptcy, insolvency, receivership, liquidation or reorganization involving us or our assets or any of our significant subsidiaries or their assets; or
(9)	a termination of trading (as defined below) occurs and continues for twenty (20) consecutive days.
For purposes of clauses (7) and (8), the term “significant subsidiary” has the meaning set forth in Article 1, Rule 1-02 of Regulation S-X promulgated by the SEC; provided that, in the case of a subsidiary that meets the criteria of clause (3) of the definition thereof but not clause (1) or (2) thereof, such subsidiary shall not be deemed to be a significant subsidiary unless the subsidiary’s income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle exclusive of amounts attributable to any non-controlling interests for the last completed fiscal year prior to the date of such determination exceeds $50,000,000. For the avoidance of doubt, for purposes of this definition, to the extent any such subsidiary would not be deemed to be a “significant subsidiary” under the relevant definition set forth in Rule 1-02(w) of Regulation S-X (or any successor rule) as in effect on the relevant date of determination, such subsidiary shall not be deemed to be a “significant subsidiary” under the indenture irrespective of whether such subsidiary would otherwise be deemed to be a “significant subsidiary” after giving effect to the proviso in the immediately preceding sentence.
If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes by written notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest, if any, on all the notes to be due and payable. In case of certain events of bankruptcy, insolvency, receivership, liquidation or reorganization involving us or our assets, 100% of the principal of and accrued and unpaid interest on the notes will automatically become due and payable. Upon such a declaration of acceleration, such principal and accrued and unpaid interest, if any, will be due and payable immediately.
A “termination of trading” default will be deemed to occur if our Class A subordinate voting shares (or other shares underlying the notes) are not listed or quoted on at least one of the NYSE, The Nasdaq Global Select Market, The Nasdaq Global Market or the TSX (or any of their respective successors).
Notwithstanding the foregoing, the indenture will provide that, to the extent we elect, the sole remedy for an event of default relating to (i) our failure to file with the trustee pursuant to Section 314(a)(1) of the Trust Indenture Act any documents or reports that we are required to file with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 or 15(d) of the Exchange Act or (ii) our failure to comply with our obligations as set forth under “—Reports” below, will, for the first 365 days after the occurrence of such an event of default, consist exclusively of the right to receive additional interest on the notes at a rate equal to 0.25% per annum of the principal amount of the notes outstanding for each day during the first 180 days after the occurrence of such an event of default and 0.50% per annum of the principal amount of the notes outstanding from the 181st day until the 365th day following the occurrence of such an event of default during which such event of default is continuing; provided that in no event shall additional interest payable at our election for failure to comply with our reporting obligations pursuant to this “—Events of Default” accrue at a rate in excess of 0.50% per annum pursuant to the indenture, regardless of the number of events or circumstances giving rise to the requirement to pay such additional interest.
If we so elect, such additional interest will be payable in the same manner and on the same dates as the stated interest payable on the notes. On the 366th day after such event of default (if the event of default relating to the reporting obligations is not cured or waived prior to such 366th day), the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders of any notes in the event of the occurrence of any other event of default. In the event we do not elect to pay the additional interest following an event of default in accordance with this paragraph or we elected to make such payment but do not pay the additional interest when due, the notes will be immediately subject to acceleration as provided above.

In order to elect to pay the additional interest as the sole remedy during the first 365 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the two immediately preceding paragraphs, we must notify all holders of notes, the trustee and the paying agent of such election prior to the beginning of such 365-day period. Upon our failure to timely give such notice, the notes will be immediately subject to acceleration as provided above.
If any portion of the amount payable on any note upon acceleration is considered by a court to be unearned interest (through the allocation of the value of the instrument to the embedded warrant or otherwise), the court could disallow recovery of any such portion.
Notwithstanding the foregoing, we may elect to cure a default described in clause (9) above by offering to purchase the outstanding notes utilizing the procedures under “—Offer to Purchase upon a Fundamental Change” as if the occurrence of such event of default were an occurrence of a fundamental change. To make this election, we must send out a notice setting out the terms of the purchase offer within 20 days of the occurrence of a termination of trading, which notice will be deemed a notice of the fundamental change for the purposes of the offer to purchase described under “—Offer to Purchase Upon a Fundamental Change.” The purchase offer under these circumstances must remain open for at least 20 calendar days but cannot be open for more than 35 business days. Further, if we elect to cure such default by making such purchase offer, a holder shall be entitled to convert all or any portion of its notes as if the occurrence of such default were an occurrence of a make-whole fundamental change in accordance with the provisions set forth in “—Conversion upon Specified Corporate Events—Certain Corporate Events” and “—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period,” and we shall comply with all applicable provisions therein. Upon our making of such purchase offer as described above and in accordance with the provisions set forth in “—Offer to Purchase upon a Fundamental Change,” holders and the trustee may not exercise any remedies or institute enforcement proceedings with respect to the notes or the indenture (or the related obligations) arising from the occurrence of such event of default, including, without limitation, acceleration of the notes, or institute any insolvency proceedings with respect to us or any of our subsidiaries.
The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest or with respect to the failure to deliver the consideration due upon conversion) and rescind any such acceleration with respect to the notes and its consequences if (i) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing events of default, other than the nonpayment of the principal of and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.
Each holder shall have the right to receive payment or delivery, as the case may be, of:
•	the principal (including the redemption price and the fundamental change purchase price, if applicable) of;
•	accrued and unpaid interest, if any, on; and
•	the consideration due upon conversion of,
its notes, on or after the respective due dates expressed or provided for in the indenture, or to institute suit for the enforcement of any such payment or delivery.
Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, or the right to receive payment or delivery of the consideration due upon conversion, no holder may pursue any remedy with respect to the indenture or the notes unless:
(1)	such holder has previously given the trustee written notice that an event of default is continuing;
(2)	holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;
(3)	such holders have offered the trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of such security or indemnity; and
(5)
the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee.
The indenture will provide that in the event an event of default has occurred and is continuing under such indenture and is actually known to the trustee, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification or security satisfactory to it against any loss, liability or expense caused by taking or not taking such action.
The indenture will provide that if a default occurs and is continuing and is actually known to the trustee, the trustee must deliver to each holder notice of the default within 90 days after it obtains actual knowledge thereof. Except in the case of a default in the payment of principal of or interest on any note or a default in the payment or delivery of the consideration due upon conversion, the trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or proposing to take in respect thereof; provided that we are not required to deliver such notice if the default has been cured.
Payments of the redemption price, the fundamental change purchase price, principal and interest that are not made when due will accrue interest per annum at the then-applicable interest rate from the required payment date.
Modification and Amendment
Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:
(1)	reduce the amount of notes whose holders must consent to an amendment;
(2)	reduce the rate of or extend the stated time for payment of interest on any note;
(3)	reduce the principal of or extend the stated maturity of any note;
(4)	make any change that adversely affects the conversion rights of any note;
(5)
reduce the redemption price or the fundamental change purchase price of any note or amend or modify in any manner adverse to the holders the times at which, or the circumstances under which, the notes may or will be redeemed or purchased by us, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6)	make any note payable in money, or at a place of payment, other than that stated in the note;
(7)	change the ranking of the notes;
(8)	impair the right of any holder to bring suit to enforce any payment of principal and interest on such holder’s notes on or after the due dates therefor;
(9)	change the provisions described under “—Additional Amounts” above in a manner adverse to holders of the notes; or

(10)	make any change in the amendment provisions that require each holder’s consent or in the waiver provisions.
Notwithstanding anything to the contrary, without the consent of any holder, we, the trustee and the co-trustee may amend the indenture to:
(1)	cure any ambiguity, omission, defect or inconsistency;
(2)	provide for the assumption by a successor corporation of our obligations under the indenture;
(3)	add guarantees with respect to the notes;
(4)	secure the notes;
(5)	add to our covenants or events of default for the benefit of the holders or surrender any right or power conferred upon us under the indenture;
(6)	make any change that does not materially and adversely affect the rights of any holder under the indenture or the notes;
(7)	increase the conversion rate as provided in the indenture;
(8)
provide for the acceptance of appointment by a successor trustee or successor co-trustee, remove the co-trustee or facilitate the administration of the trusts under the indenture by more than one trustee and/or one co-trustee;

(9)	irrevocably elect a settlement method or a specified dollar amount (or a minimum specified dollar amount), or eliminate our right to elect a settlement method;
(10)
make provisions with respect to conversion rights of the holders of the notes as described under “—Conversion Rights—Recapitalizations, Reclassifications and Changes of Our Class A Subordinate Voting Shares” in accordance with the applicable provisions of the indenture;

(11)
comply with the requirements of any Canadian securities regulatory authority, the SEC, the NYSE, the TSX or any applicable securities depository or stock exchange or market on which our Class A subordinate voting shares may be principally listed or admitted for trading, provided that no such amendment or supplement materially and adversely affects the rights of any holder of the notes;

(12)	comply with any requirement of the SEC in connection with qualification of the indenture under the Trust Indenture Act, as applicable;
(13)	comply with the rules of any applicable securities depositary in a manner that does not adversely affect the rights of any holders; or
(14)	conform the provisions of the indenture to any provision of the “Description of Notes” in the preliminary Prospectus Supplement, as supplemented by the related pricing term sheet.
Holders do not need to approve the particular form of any proposed amendment. It will be sufficient if such holders approve the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to deliver to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.
Discharge
We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at maturity, at any redemption date, at any fundamental change purchase date, upon conversion or otherwise, cash or cash and/or Class A subordinate voting shares (solely to satisfy outstanding conversions, as applicable) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.
Calculations in respect of the Notes
Except as otherwise provided above, we will be solely responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the share price, the last reported sale prices of our Class A subordinate voting shares, the daily VWAPs, the daily conversion values, the daily settlement amounts, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and the conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the written request of that holder, and the trustee, acting in any capacity hereunder, will have no liability or responsibility for making any calculation called for under the indenture or any document executed in connection therewith.
Reports
The indenture will provide that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act (excluding any such information, documents or reports, or portions thereof, subject to confidential treatment and any correspondence with the SEC) must be filed by us with the trustee within 15 days after the same are required to be filed with the SEC (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act). Documents filed by us with the SEC via the EDGAR system will be deemed to be filed with the trustee as of the time such documents are filed via EDGAR, it being understood that the trustee shall not be responsible for determining whether such filings have been made. Delivery of reports, information and documents to the trustee under the indenture is for informational purposes only and the information and the trustee’s receipt of the foregoing shall not constitute constructive or actual notice of any information contained therein, or determinable from information contained therein including our compliance with any of our covenants thereunder (as to which the trustee is entitled to rely exclusively on an officer’s certificate). The trustee will have no liability or responsibility for the filing, timeliness or content of any such reports, and will not be obligated to monitor or confirm, on a continuing basis or otherwise, our compliance with the covenants or with respect to any reports or other documents filed with the SEC or EDGAR or our website under the indenture, or participate in any conference calls.
No Personal Liability of Directors, Officers, Employees or Shareholders
None of our past, present or future directors, officers, employees or shareholders, as such, will have any liability for any of our obligations under the notes or the indenture or for any claim based on, or in respect or by reason of, such obligations or their creation. By accepting a note, each holder waives and releases all such liability. This waiver and release is part of the consideration for the issue of the notes. However, this waiver and release may not be effective to waive liabilities under U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.
Trustees
We have appointed Computershare Trust Company, N.A. as the initial trustee, security registrar, paying agent and conversion agent for the notes and Computershare Trust Company of Canada as the initial co-trustee. We may appoint Computershare Inc. to also act as conversion agent alongside Computershare Trust Company, N.A. and, if we do so, all references to conversion agent herein will also be deemed to refer to Computershare Inc. Computershare Trust Company, N.A. and Computershare Trust Company of Canada, in each of their capacities hereunder, assume no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information. Neither the trustee nor the conversion agent will have any obligation to independently determine or verify if any fundamental change, make-whole fundamental change or any other event has occurred or to notify the holders of any such event. Further, neither the trustee nor the conversion agent will have any responsibility for any other party’s action or inaction hereunder. The rights and protections hereunder shall extend to the trustee and the conversion agent acting in any capacity, including, but not limited to, security registrar or paying agent.
The transfer agent for our Class A subordinate voting shares in the United States is Computershare Trust Company, N.A. and the transfer agent for our Class A subordinate voting shares in Canada is Computershare Investor Services Inc.
Governing Law
The indenture will provide that it and the notes, and any claim, controversy or dispute arising under or related to the indenture or the notes, will be governed by and construed in accordance with the laws of the State of New York.

Book-Entry, Settlement and Clearance
The Global Notes
The notes will be initially issued in the form of one or more registered notes in global form, without interest coupons (the “global notes”). Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.
Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:
•	upon deposit of a global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the underwriters; and
•
ownership of beneficial interests in a global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described in the indenture.
Book-Entry Procedures for the Global Notes
All interests in the global notes will be subject to the operations and procedures of DTC and, therefore, you must allow for sufficient time in order to comply with these procedures if you wish to exercise any of your rights with respect to the notes. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the underwriters are responsible for those operations or procedures.
DTC has advised us that it is:
•	a limited purpose trust company organized under the laws of the State of New York;
•	a “banking organization” within the meaning of the New York State Banking Law;
•	a member of the Federal Reserve System;
•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and
•	a “clearing agency” registered under Section 17A of the Exchange Act.
DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the underwriters; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.
So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:
•	will not be entitled to have notes represented by the global note registered in their names;
•	will not receive or be entitled to receive physical, certificated notes; and
•
will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest). Neither we nor the trustee, co-trustee, paying agent or conversion agent has any responsibility or liability for any act or omission of DTC.

Payments of principal and interest with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we, the trustee nor the paying agent will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.
Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.
Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.
Certificated Notes
Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:
•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;
•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days; or
•	an event of default with respect to the notes has occurred and is continuing and such beneficial owner requests that its notes be issued in physical, certificated form.

DIVIDEND POLICY
We have never declared or paid any dividends on our securities. We do not have any present intention to pay cash dividends on our Class A Subordinate Voting Shares and we do not anticipate paying any cash dividends on our Class A Subordinate Voting Shares in the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. However, any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.
CONCURRENT OFFERING OF THE OFFERED SHARES
Concurrently with the Offering, we are conducting the Concurrent Equity Offering of 1,100,000 Class A Subordinate Voting Shares at a price of US$    per Offered Share.
The Concurrent Equity Offering is being conducted pursuant to a prospectus supplement filed under the Shelf Prospectus. The completion of the Offering is not conditional upon the completion of the Concurrent Equity Offering and the completion of the Concurrent Equity Offering is not conditional upon the completion of the Offering. The Concurrent Equity Offering is expected to close on or about   , 2020, the same date as the Offering. See “Risk Factors”.
PRIOR SALES
We adopted a Fourth Amended and Restated Incentive Stock Option Plan (the “Legacy Option Plan”). Each option granted under our Legacy Option Plan is exercisable for one Class B multiple voting share. The Class B multiple voting shares are convertible into Class A Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances. No further awards will be made under the Legacy Option Plan, as all stock option awards made after the completion of our initial public offering, which was completed in May 2015, have been and will be made under our amended and restated stock option plan (the “Stock Option Plan”). Each option granted under the Stock Option Plan is exercisable for one Class A Subordinate Voting Share. We also have an amended and restated long-term incentive plan (the “LTIP”) which provides for the grant of share units (“LTIP Units”), consisting of restricted share units (“RSUs”), performance share units and deferred share units (“DSUs”). Each LTIP Unit represents the right to receive one Class A Subordinate Voting Share in accordance with the terms of the LTIP. In connection with the acquisition of 6 River Systems, Inc. (“6RS”) on October 17, 2019, we assumed the 6 River Systems, Inc. Amended and Restated 2016 Stock Option and Grant Plan (the “6RS Stock Option Plan”). Following the acquisition, no additional options have been or will be granted under the 6RS Stock Option Plan.

For the 12-month period prior to the date hereof, the Company has not issued any notes or securities convertible into notes. For the 12-month period prior to the date hereof, the Company has issued or granted Class A Subordinate Voting Shares and securities convertible into Class A Subordinate Voting Shares as listed in the table set forth below:
Date	Type of Security Issued	Number of Securities Issued	Issuance/Exercise Price per Security ($)
September 11, 2019 to September 11, 2020	Options to purchase Class A Subordinate Voting Shares(1)	375,294	$348.51 (weighted average exercise price)

September 11, 2019 to September 11, 2020	RSUs and DSUs(2)	562,594	—

September 19, 2019	Class A Subordinate Voting Shares(3)	2,185,000	$317.50

May 7, 2020	Class A Subordinate Voting Shares(4)	2,127,500	$700.00

September 11, 2019 to September 11, 2020	Class A Subordinate Voting Shares(5)	514,973	$331.34

September 11, 2019 to September 11, 2020	Class A Subordinate Voting Shares	3,011,066 (6)	$63.05 (weighted average exercise price)(7)

September 11, 2019 to September 11, 2020	Class B multiple voting shares(8)	501,161	$3.38 (weighted average exercise price)
Notes:
(1)	Issued under the Stock Option Plan and the 6RS Stock Option Plan.
(2)	Issued under the LTIP.
(3)	Issued under a prospectus supplement dated September 16, 2019 to the Company’s short form base shelf prospectus dated August 3, 2018.
(4)	Issued under a prospectus supplement dated May 7, 2020 to the Company’s short form base shelf prospectus dated August 3, 2018.
(5)	Issued in connection with the acquisition of 6RS.
(6)
Includes 929,787 Class A Subordinate Voting Shares issued upon the exercise of options pursuant to the Stock Option Plan and the 6RS Stock Option Plan, 866,736 Class A Subordinate Voting Shares issued as a result of conversions of Class B multiple voting shares and 1,214,543 Class A Subordinate Voting Shares issued upon vesting of RSUs pursuant to the LTIP.

(7)	Exercise price relates solely to Class A Subordinate Voting Shares issued upon the exercise of options pursuant to the Stock Option Plan.
(8)	Issued upon the exercise of options pursuant to the Legacy Option Plan.
EARNINGS COVERAGE RATIOS
The following earnings coverage ratios have been calculated on a consolidated basis for the respective 12 month periods ended December 31, 2019 and June 30, 2020 and are derived from figures in the audited financial statements in the case of December 31, 2019 and unaudited financial information in the case of June 30, 2020. The pro forma information gives effect to: (i) the issuance of the notes under this Prospectus Supplement and (ii) the completion of the Concurrent Equity Offering. The earnings coverage ratios set out below do not purport to be indicative of earnings coverage ratios in any future period.
	Pro Forma December 31, 2019	Pro Forma June 30, 2020
Earnings coverage ratio(1)(2)
Notes:
(1)
After giving effect to the Offering, the Concurrent Equity Offering and the use of proceeds of the Offering and the Concurrent Equity Offering, our borrowing costs amounted to approximately $    million for the twelve month period ended December 31, 2019 and $    for the twelve month period ended June 30, 2020. Our consolidated loss before borrowing costs and income tax expense/recovery was $    million for the twelve month period ended December 31, 2019, which is     times our interest borrowing cost requirements for such period, and $    million for the twelve month period ended June 30, 2020, which is     times our interest borrowing cost requirements for such period.

(2)
The dollar amount of the numerator for the earnings coverage ratio that would be required to achieve an earnings coverage ratio of one to one for the 12-month period ended December 31, 2019 is approximately $    million, and approximately $    million for the 12-month period ended June 30, 2020.

TRADING PRICE AND VOLUME
The Class A Subordinate Voting Shares are listed and traded under the symbol “SHOP” on the NYSE and on the TSX.
The following table sets forth, for the periods indicated, the high and low trading prices in U.S. dollars and trading volumes of the Class A Subordinate Voting Shares on the NYSE.
Month	Price per Class A Subordinate Voting Share ($) Monthly High	Price per Class A Subordinate Voting Share ($) Monthly Low	Class A Subordinate Voting Share Total Volume for Period
September 2019	395.71	286.07	11,969,454
October 2019	349.22	291.11	10,272,543
November 2019	344.00	282.16	7,335,599
December 2019	416.60	311.60	8,674,206
January 2020	481.56	396.00	6,223,246
February 2020	587.00	425.69	9,455,684
March 2020	514.00	305.84	14,070,606
April 2020	665.34	335.00	12,670,827
May 2020	844.00	595.19	12,299,741
June 2020	958.50	702.20	8,744,057
July 2020	1,104.45	884.74	8,795,020
August 2020	1,115.19	965.00	4,963,397
September 1, 2020 – September 14, 2020	1,145.00	897.00	3,191,170
The following table sets forth, for the periods indicated, the high and low trading prices in Canadian dollars and trading volumes of the Class A Subordinate Voting Shares on the TSX.
Month	Price per Class A Subordinate Voting Share (C$) Monthly High	Price per Class A Subordinate Voting Share (C$) Monthly Low	Class A Subordinate Voting Shares Total Volume for Period
September 2019	524.64	380.21	5,948,958
October 2019	462.97	380.80	4,301,850
November 2019	457.50	372.01	3,700,698
December 2019	544.00	414.38	4,979,571
January 2020	639.09	514.74	6,238,714
February 2020	786.07	567.42	7,120,062
March 2020	688.35	435.03	10,910,128
April 2020	945.36	476.38	7,005,589
May 2020	1,206.08	840.01	5,957,443
June 2020	1,301.77	943.74	5,822,963
July 2020	1,472.98	1,190.00	4,532,655
August 2020	1,467.00	1,285.00	3,744,289
September 1, 2020 – September 14, 2020	1,502.00	1,178.39	2,511,023

UNDERWRITING
Under the terms and subject to the conditions in the Underwriting Agreement, the Underwriters named below, for whom Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. are acting as representatives (the “representatives”), have severally agreed to purchase, and we have agreed to sell to them, the aggregate principal amount of notes indicated below:
Name	Principal amount of notes
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc
Credit Suisse Securities (USA) LLC
Total:	US$800,000,000
The Underwriters are offering the notes subject to their acceptance of the notes from the Company and subject to prior sale. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of notes offered by this Prospectus Supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters may terminate their obligations under the Underwriting Agreement by notice given by the representatives to the Company, if after the execution and delivery of the Underwriting Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, the NYSE, the Nasdaq Global Market or the TSX, (ii) trading of any securities of the Company shall have been suspended on the NYSE or the TSX, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal, New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the representatives’ judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the representatives’ judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the notes on the terms and in the manner contemplated in this Prospectus Supplement. The Underwriters are, however, obligated to take and pay for all of the notes if any such notes are taken. However, the Underwriters are not required to take or pay for the notes covered by the Over-Allotment Option unless and until the Over-Allotment Option is exercised.
The Offering is being made concurrently in the United States and in each of the provinces and territories of Canada, other than Québec. The notes will be offered in the United States through certain of the Underwriters listed above, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The notes will be offered in each of the provinces and territories of Canada, other than Québec, through certain of the Underwriters or their Canadian affiliates who are registered to offer the notes for sale in such provinces and territories, or through such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer notes outside of the United States and Canada.
The Underwriters initially propose to offer a portion of the notes directly to the public and a portion of the notes to certain dealers, in each case at the offering price listed on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the notes at the offering price specified on the cover page, the offering price may be decreased from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the notes is less than the gross price paid by the Underwriters to the Company. The notes are being offered in the United States and Canada in U.S. dollars.
We have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to US$120,000,000 aggregate principal amount of additional notes at the offering price, less underwriting discounts and commissions. The Underwriters may exercise the Over-Allotment Option solely for the purpose of covering the Underwriters’ over-allocation position, if any, made in connection with the initial offering of the notes offered by this Prospectus Supplement and consequent market stabilization purposes. To the extent the option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same proportion of the aggregate principal amount of additional notes as the principal amount listed next to the Underwriter’s name in the preceding table bears to the total aggregate principal amount of notes listed next to the names of all Underwriters in the preceding table.

The following table shows the price per note and total price to the public, Underwriters’ discounts and commissions and the net proceeds to the Company. These amounts are shown assuming both no exercise and full exercise of the Over-Allotment Option.
	No Exercise (per US$1,000 principal amount of Notes)	Full Exercise (per US$1,000 principal amount of Notes)	No Exercise (total)	Full Exercise (total)
Price to the Public	US$	US$	US$	US$
Underwriters’ Discounts and Commissions	US$	US$	US$	US$
Net Proceeds to the Company	US$	US$	US$	US$
The expenses of the Offering, estimated to be approximately US$    , will be paid for by us out of the gross proceeds of the Offering.
The Company has applied to list the Class A Subordinate Voting Shares underlying the notes on the NYSE and the TSX. Listing will be subject to the Company fulfilling all of the listing requirements of the NYSE and of the TSX.
The Company and all its directors and officers collectively representing 10.52% of its outstanding shares and options on a fully diluted basis (each, a “locked-up party”) have agreed that, without the prior written consent of the representatives on behalf of the Underwriters, they will not, during the period ending 60 days after the date of this Prospectus Supplement (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A Subordinate Voting Shares or Class B multiple voting shares of the Company (collectively, the “subject shares”) or any securities convertible into or exercisable or exchangeable for any subject shares or publicly disclose the intention to do so; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the subject shares or such other securities;
whether any such transaction described above is to be settled by delivery of subject shares or such other securities, in cash or otherwise. In addition, we and each such locked-up party have agreed that, without the prior written consent of the representatives, on behalf of the Underwriters, we or such locked-up party will not, during the restricted period, make any demand for or exercise any right with respect to, the registration or qualification for distribution of any subject shares or any security convertible into or exercisable or exchangeable for any subject shares.
In respect of our directors and officers who have signed lock-ups, the restrictions described in the immediately preceding paragraph do not apply to:
•
transactions relating to the subject shares or other securities acquired in open market transactions after the completion of the Offering; provided that no filing or public announcement under Section 16(a) of the Exchange Act, under any Canadian securities laws or otherwise is required or voluntarily made during the restricted period in connection with any such subsequent sales of the subject shares or other securities acquired in such open market transactions;

•
the exercise of stock options or other similar awards granted pursuant to our equity incentive plans or the vesting or settlement of awards granted pursuant to our equity incentive plans (including the delivery and receipt of subject shares, other awards or any securities convertible into or exercisable or exchangeable for subject shares in connection with such vesting or settlement), provided that the foregoing restrictions shall apply to any locked-party’s subject shares or any security convertible into or exchangeable for such shares issued or received upon such exercise, vesting or settlement;

•
transfers of subject shares or any security convertible into or exercisable or exchangeable for such shares: (i) as a bona fide gift, including as a result of estate or intestate succession, or pursuant to a will or other testamentary document; (ii) if the locked-up party is a natural person, to a member of the immediate family of such locked-up party, any trust or other like entity for the direct or indirect benefit of such locked-up party or the immediate family of such locked-up party or to a corporation, partnership, limited liability company or other entity of which such locked-up party and the immediate family of such locked-up party are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity; and (iii) if the locked-up party is a corporation, partnership, limited liability company or other entity, to any trust or other like entity for the direct or indirect benefit of such locked-up party or any affiliate (as defined in Rule 405 under the Securities Act), wholly owned subsidiary, limited partner, member or stockholder of such locked-up party, to any affiliate, wholly owned subsidiary, limited partner, member or stockholder of such locked-up party or to any investment fund or other entity controlled or managed by such locked up-party; provided that in the case of any transfer or distribution pursuant to this paragraph, no public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws, reporting a reduction in beneficial ownership of the subject shares, shall be required or shall be voluntarily made during the restricted period;
•
the sale of subject shares or other securities by officers or directors of the Company or their affiliates pursuant to an automatic share distribution plan established pursuant to Canadian securities laws in effect as of the date of the Underwriting Agreement, provided that the total number of subject shares sold pursuant to such plans shall not exceed 82,488 during the restricted period;

•
(A) the establishment or modification of any trading plan that complies with Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of subject shares, provided that (i) such plan does not provide for the transfer or modification of such shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian securities laws, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer or modification of such shares may be made under such plan during the restricted period, and (B) the termination of any trading plan established pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of subject shares;

•
the transfer of subject shares or any security convertible into or exercisable or exchangeable for such shares to us, pursuant to agreements or rights in existence on the date hereof under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, in each case, in connection with the termination of the locked-up party’s employment or other service relationship with us; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made solely to the Company pursuant to the circumstances described above;

•
the transfer of subject shares or any securities convertible into or exercisable or exchangeable for such shares from a locked-up party to the Company (or the purchase and cancellation of same by us) upon a vesting event of our securities or upon the exercise of options to purchase such shares by a locked-up party, in each case on a “cashless” or “net exercise” basis, or to cover tax withholding obligations of such locked-up party in connection with such vesting or exercise; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made pursuant to the circumstances described above;

•
the transfer of subject shares or any security convertible into or exercisable or exchangeable for such shares pursuant to a bona fide third-party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of such shares involving a change of control of the Company, provided that in the event that the tender offer, merger, amalgamation, consolidation or other such transaction is not completed, such shares owned by such locked-up party shall remain subject to the restrictions described in the immediately preceding paragraph;

•
the exercise of any right with respect to, or the taking of any other action in preparation for, a registration by the Company of subject shares or any securities convertible into or exercisable or exchangeable for such shares, provided that no transfer of a locked-up party’s shares proposed to be registered pursuant to the exercise of such rights shall occur, and no registration statement shall be filed, during the restricted period; and further provided that no public announcement regarding such exercise or taking of such action shall be required or shall be voluntarily made during the restricted period;

•
any transfer of subject shares that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made solely to the Company pursuant to the circumstances described above; and

•	the conversion of Class B multiple voting shares into Class A Subordinate Voting Shares in accordance with their terms;
provided that in the case of the third and tenth bullets above, each donee, distributee or transferee shall agree to the restrictions described in the immediately preceding paragraph concurrently with such transfer or distribution.
The restrictions described above do not apply to the Company with respect to:
•	the notes to be sold by the Company in the Offering;
•	the issuance of Class A Subordinate Voting Shares upon the conversion of Class B multiple voting shares in accordance with their terms;
•	the issuance of the Class A Subordinate Voting Shares in connection with the Concurrent Equity Offering;
•	the issuance of Class A Subordinate Voting Shares upon the conversion of the notes;
•	the issuance by the Company of subject shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof;
•	subject shares issued or options or other securities granted pursuant to our incentive plans disclosed in the documents incorporated by reference into this Prospectus Supplement;
•	the filing by the Company of one or more registration statements on Form S-8;
•
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of subject shares, provided that such plan does not provide for the transfer of subject shares during the restricted period and that to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of subject shares may be made under such plan during the restricted period; or

•
the entry into an agreement providing for the issuance by the Company of Class A Subordinate Voting Shares or any security convertible into or exercisable for Class A Subordinate Voting Shares in connection with the acquisition by the Company or any of its subsidiaries of the securities, technology, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by the Company in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement, or the entry into an agreement providing for the issuance of Class A Subordinate Voting Shares or any security convertible into or exercisable for Class A Subordinate Voting Shares in connection with joint ventures, commercial relationships, debt financings, charitable contributions or other strategic corporate transactions, and the issuance of any such securities pursuant to any such agreement; provided that in the case of this exception, the aggregate number of Class A Subordinate Voting Shares that the Company may sell or issue or agree to sell or issue pursuant to this exception shall not exceed 10% of the total number of subject shares issued and outstanding immediately following the completion of the Offering and each recipient of Class A Subordinate Voting Shares or securities convertible into or exercisable or exchangeable for Class A Subordinate Voting Shares pursuant to this exception shall execute a lock-up agreement substantially in the form entered into by our other securityholders in connection with the Offering.

The representatives, in their sole discretion, may release the subject shares subject to the lock-up agreements described above in whole or in part at any time.
In accordance with Canadian securities laws, the Underwriters may not, throughout the period of distribution, bid for or purchase the notes or the Class A Subordinate Voting Shares. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the notes or the Class A Subordinate Voting Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable Canadian securities regulatory authorities and the TSX, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the Offering and pursuant to the first exception mentioned above, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the notes or the Class A Subordinate Voting Shares at levels other than those which might otherwise prevail on the open market. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because another underwriter or its affiliates have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions. Any of the foregoing activities may have the effect of preventing or slowing a decline in the market price of the notes or the Class A Subordinate Voting Shares underlying the notes. They may also cause the price of the notes or the Class A Subordinate Voting Shares underlying the notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions on the NYSE, the TSX, in the OTC market or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time.
The Company has agreed to indemnify the Underwriters, and the Underwriters have agreed to indemnify the Company, against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities laws.
The accompanying Shelf Prospectus as supplemented by this Prospectus Supplement in electronic format may be made available on websites maintained by one or more Underwriters or selling group members, if any, participating in the Offering. The representatives may agree to allocate a portion of the aggregate principal amount of notes to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to Underwriters that may make internet distributions on the same basis as other allocations.
Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Offering is expected to close on or about September    , 2020 or such later date as we and the Underwriters may agree but, in any event, not later than    , 2020.
Conflicts of Interest
The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In addition, certain of the Underwriters and their respective affiliates are underwriters in the Concurrent Equity Offering.
In addition, in the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The Underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
The price of the notes was determined by negotiation between the Company and the Underwriters.
Selling Restrictions
Other than in the United States and each of the provinces and territories of Canada, other than Québec, no action has been taken by the Company that would permit a public offering of the notes in any jurisdiction where action for that purpose is required. The notes may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any notes in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area
The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of:
(a)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”);
(b)
a customer within the meaning of Directive 2016/97/EU (as amended, the “Insurance Distribution Directive”) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(c)	not a qualified investor as defined in the Regulation (EU) No 2017/1129, known as the “Prospectus Regulation”.
Consequently, no key information document required by Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
United Kingdom
Each Underwriter has represented and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.
Hong Kong
The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)
Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following summary describes the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Tax Act”) to a purchaser who acquires as a beneficial owner, notes, including entitlement to all payments thereunder, pursuant to this Prospectus Supplement and, if applicable, Class A Subordinate Voting Shares upon the conversion of, or otherwise pursuant to the terms of, the notes (“underlying shares”), and who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (1) acquires and holds such notes and underlying shares (each, a “Security” and collectively, the “Securities”) as capital property; (2) deals at arm’s length with the issuer and the underwriters; (3) is not affiliated with the issuer or the Underwriters, and (4) does not use or hold, and is not deemed to use or hold, the Securities in connection with a business carried on in Canada (a “Holder”). The Securities will generally be considered to be capital property to a Holder provided that the Holder does not hold the Securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is based on the current provisions of the Tax Act, the regulations thereunder (“Regulations”), and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not take into account or anticipate any changes in law or administrative policies or assessing practice of the CRA whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may be different from those discussed herein. This summary also assumes that all notes issued pursuant to the Offering are issued on or prior to five years plus one day prior to the maturity date and that the underlying shares qualify as “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied to the 2007 taxation year.
This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of the notes should consult their own tax advisors having regard to their own particular circumstances.
Currency Conversion
For purposes of the Tax Act, any amount relating to the acquisition, holding or disposition of the Securities (other than the amounts related to the acquisition of underlying shares on a qualifying conversion as described below. See “Holders Resident in Canada – Conversion of notes”), including interest, dividends, adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the United States-Canadian dollar daily exchange rate quoted by the Bank of Canada on the day on which the amount first arose or such other exchange rate as is acceptable to the CRA.
Holders Resident in Canada
This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act, including as a consequence of the application of any applicable income tax treaty or convention (“Resident Holder”). Certain Resident Holders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have their Securities, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holders, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.
This section of the summary is not applicable to a Resident Holder: (1) that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules; (2) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (3) that is a “specified financial institution” as defined in the Tax Act; (4) that makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (5) that has entered or will enter into a “derivative forward agreement” as defined in the Tax Act with respect to any of its Securities, or (6) that is a corporation resident in Canada and is (or does not deal at arm’s length for the purposes of the Tax Act with a corporation resident in Canada that is), or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of Securities, controlled by a non-resident person or group of non-resident persons not dealing at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Any such Resident Holder should consult its own tax advisor with respect to an investment in Securities.
Taxation of Interest on Notes
A Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the notes that accrues or is deemed to accrue to it to the end of the particular taxation year or that has become receivable by or is received by the Resident Holder before the end of that taxation year, except to the extent that such interest was included in computing the Resident Holder’s income for a preceding taxation year.
Any other Resident Holder, including an individual, will be required to include in computing income for a taxation year all interest on the Offered notes that is received or receivable by the Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing income), except to the extent that the interest was included in the Resident Holder’s income for a preceding taxation year. In addition, if at any time a note should become an “investment contract” (as defined in the Tax Act) in relation to a Resident Holder, such Resident Holder will be required to include in computing income for a taxation year any interest that accrues to the Resident Holder on the note up to any “anniversary day” (as defined in the Tax Act) in that taxation year to the extent such interest was not otherwise included in the Resident Holder’s income for that taxation year or a preceding taxation year.
A Resident Holder of notes that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a refundable tax on its “aggregate investment income”, which is generally defined in the Tax Act to include interest.
Conversion of Notes
If on a conversion of notes pursuant to a Resident Holder’s right of conversion the issuer delivers to the Resident Holder only underlying shares (other than any cash paid in lieu of a fraction of an underlying share) (a “qualifying conversion”), the Resident Holder will generally be deemed not to have disposed of the notes pursuant to the Tax Act and, accordingly, the Resident Holder will not realize a capital gain or capital loss on such qualifying conversion. A Resident Holder’s aggregate cost of the underlying shares acquired on a qualifying conversion will be equal to the adjusted cost base of the notes converted, subject to the discussion below regarding cash in lieu of a fraction of an underlying share. The adjusted cost base of the underlying shares acquired by the Resident Holder on a qualifying conversion will be averaged with the adjusted cost base of all other Class A Subordinate Voting Shares held by the Resident Holder as capital property at the time of the qualifying conversion. Under the current administrative practice of the CRA, a Resident Holder who, upon a qualifying conversion, receives cash not in excess of C$200 in lieu of a fraction of an underlying share may either treat this amount as proceeds of disposition of a portion of the notes, thereby realizing a capital gain or capital loss, as discussed below under the heading “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses,” or alternatively may reduce the adjusted cost base of the underlying shares that the Resident Holder received on the qualifying conversion by the amount of cash received.
A conversion of a note that is not a qualifying conversion, will be a disposition for the purposes of the Tax Act that will be subject to the tax treatment described below under the heading “Holders Resident in Canada – Disposition of Notes.”
Any Resident Holder that disposes of its notes on a conversion for consideration equal to its fair market value will generally be entitled to deduct in computing income for the year of disposition an amount equal to any interest included in income for that or any preceding taxation year to the extent that no amount was received or became receivable by the Resident Holder in respect of such interest, to the extent and under the circumstances described in the Tax Act.
Disposition of Notes
A disposition or deemed disposition of a note by a Resident Holder, including on a redemption, payment on maturity, purchase for cancellation or pursuant to a conversion that is not a qualifying conversion, will generally result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”. For these purposes, the proceeds of disposition will generally be equal to the fair market value, at the time of disposition of the note, of the underlying shares and any other consideration so received (except consideration received in satisfaction of accrued interest). The cost to the Resident Holder of any underlying shares so received will be equal to the fair market value thereof at the time of acquisition and must be averaged with the adjusted cost base of all other Class A Subordinate Voting Shares held by the Resident Holder as capital property at the time of the disposition.
Upon a disposition or deemed disposition of a note, interest accrued thereon to the date of disposition will be included in computing the income of the Resident Holder as described above under “Holders Resident in Canada – Taxation of Interest on Notes” except to the extent such interest has otherwise been included in computing the Resident Holder’s income for the taxation year or a preceding taxation year and will be excluded in computing the Resident Holder’s proceeds of disposition of the notes. Any Resident Holder that disposes of its notes on a redemption, payment on maturity or purchase for cancellation for consideration equal to fair market value will generally be entitled to deduct in computing income for the year of disposition an amount equal to any interest included in income for that or any preceding taxation year to the extent that no amount was received or became receivable by the Resident Holder in respect of such interest, to the extent and under the circumstances described in the Tax Act.
Disposition of Underlying Shares
A disposition or a deemed disposition of an underlying share by a Resident Holder (except to the issuer, other than a purchase by the issuer in the open market, if the issuer acquired the underlying share in the manner in which shares would normally be purchased by any member of the public in the open market) will generally result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the underlying share are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.
The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of an underlying share may be reduced by the amount of dividends received or deemed to be received by it on such underlying share (or on a share for which the underlying share has been substituted) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns underlying shares directly or indirectly through another partnership or a trust.
A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” may be liable to pay a refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains.
Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.
Receipt of Dividends on Underlying Shares
Dividends (including deemed dividends) received on underlying shares by a Resident Holder that is an individual (other than certain trusts) will be included in the individual’s income and will generally be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a “taxable Canadian corporation”, as defined in the Tax Act, including the enhanced gross-up and dividend tax credit rules applicable to “eligible dividends”, as defined in the Tax Act. “Eligible dividends” will generally include dividends paid by a “taxable Canadian corporation”, such as the issuer, where those dividends have been designated as “eligible dividends” by the corporation at or prior to the time the dividends are paid. There may be limitations on the ability of the issuer to designate dividends as “eligible dividends”.

Dividends (including deemed dividends) received by a Resident Holder that is a corporation will be included in computing such Holder’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.
A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) will generally be liable to pay a refundable tax under Part IV of the Tax Act on the dividends received (or deemed to be received) on the underlying shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income. Taxable dividends received by an individual (including certain trusts) may give rise to a liability for minimum tax as calculated under the detailed rules set out in the Tax Act.
Holders Not Resident in Canada
This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (1) is not, and is not deemed to be, resident in Canada; and (2) does not use or hold the Securities in connection with carrying on a business in Canada (“Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder: (1) that is an insurer that carries on an insurance business in Canada and elsewhere; (2) that is an “authorized foreign bank” (as defined in the Tax Act); or (3) that is, or does not deal at arm’s length with, a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the issuer. A “specified shareholder” for these purposes generally includes a person that owns, has a right to acquire or is otherwise deemed to own, either alone or together with persons with whom such person does not deal at arm’s length for purposes of the Tax Act, shares of the issuer’s capital stock that either: (1) give the holders of such shares 25% or more of the votes that could be cast at an annual meeting of the shareholders or (2) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of the issuer’s capital stock. Any such Non-Resident Holders should consult their own tax advisors.
Taxation of Interest on Notes
A Non-Resident Holder will not be subject to Canadian withholding tax in respect of amounts paid (or deemed to be paid) or credited by the issuer as, on account or in lieu of payment of, or in satisfaction of, interest, premium or principal on the notes.
Conversion or Redemption of Notes
On a conversion of notes that is a qualifying conversion, a Non-Resident Holder will generally be deemed not to have disposed of the notes pursuant to the Tax Act and, accordingly, the Non-Resident Holder will not realize a capital gain or capital loss on such qualifying conversion. A Non-Resident Holder’s aggregate cost of the underlying shares acquired on a qualifying conversion will be equal to the adjusted cost base of the notes converted, subject to the discussion below regarding cash in lieu of a fraction of an underlying share. The adjusted cost base of the underlying shares acquired by the Non-Resident Holder on a qualifying conversion will be averaged with the adjusted cost base of all other Class A Subordinate Voting Shares held by the Non-Resident Holder as capital property at the time of the qualifying conversion. Under the current administrative practice of the CRA, a Non-Resident Holder who, upon a qualifying conversion, receives cash not in excess of C$200 in lieu of a fraction of an underlying share may either treat this amount as proceeds of disposition of a portion of the notes, thereby realizing a capital gain or capital loss, as discussed below under the heading “Holders Not Resident in Canada – Disposition of Notes and Underlying Shares,” or alternatively may reduce the adjusted cost base of the underlying shares that the Non-Resident Holder received on the qualifying conversion by the amount of cash received.
A redemption of a note or a conversion of a note that is not a qualifying conversion will be a disposition for the purposes of the Tax Act which will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest paid or deemed to be paid on the redemption, exceed (or are less than) the adjusted cost base of the note to the Non-Resident Holder immediately before the disposition and any reasonable costs of disposition. Such capital gain or (capital loss) will be subject to the tax treatment described below under the heading “Holders Not Resident in Canada – Disposition of Notes and Underlying Shares”. For these purposes, the proceeds of disposition will generally be equal to the fair market value, at the time of disposition of the note, of the underlying shares and any other consideration so received (except consideration received in satisfaction of accrued interest). The cost to the Non-Resident Holder of any underlying shares acquired on such conversion or redemption will be equal to the fair market value thereof at the time of acquisition and must be averaged with the adjusted cost base of all other Class A Subordinate Voting Shares held by the Non-Resident Holder as capital property at the time of the conversion or redemption.
Disposition of Notes and Underlying Shares
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of a note (including upon a redemption or conversion that is not a qualifying conversion) or an underlying share unless such Security constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention.
Generally, provided that the Class A Subordinate Voting Shares are listed on a “designated stock exchange” (which currently includes the TSX and NYSE) at the time a Non-Resident Holder disposes of a Security, the Security will not constitute taxable Canadian property to the Non-Resident Holder at that time unless at any time during the 60-month period immediately preceding the disposition: (a) (i) the Non-Resident Holder; (ii) persons with whom the Non-Resident Holder does not deal at arm’s length; (iii) partnerships in which the Non-Resident Holder or persons described in clause (a)(ii) holds a membership interest directly or indirectly through one or more partnerships, or (iv) any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the issuer’s capital stock and (b) more than 50% of the fair market value of the Class A Subordinate Voting Shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect of, or interests in rights in property described in clauses (b)(i) to (iii). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the underlying shares could be deemed to be taxable Canadian property to a Non-Resident Holder.
Even if a Security is considered to be taxable Canadian property of a Non-Resident Holder at the time of the disposition of the Security, a capital gain realized on the disposition of the Security may nevertheless be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. For example, where the Non-Resident Holder is a resident of the United States for the purposes of the Canada-U.S. Income Tax Convention (1980) (“US Treaty”) and is fully entitled to the benefits of that treaty, a capital gain realized on the disposition of a Security by such Non-Resident Holder will generally be exempt from tax under the Tax Act except in the case of an underlying share where at the time of disposition the underlying share derives its value principally from real property situated in Canada.
Generally, in the event that a Security constitutes taxable Canadian property to a Non-Resident Holder at the time of the disposition of the note or underlying share and any resulting capital gain realized by the Non-Resident Holder is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty or convention, the Non-Resident Holder will be required to include one-half of the amount of the capital gain (a “taxable capital gain”) in its income for the year. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss realized by a Non-Resident Holder in a taxation year from the disposition of taxable Canadian property (an “allowable capital loss”) may be deducted from any taxable capital gains realized by the Non-Resident Holder in the year from the disposition of taxable Canadian property. If allowable capital losses for a year exceed taxable capital gains from the disposition of taxable Canadian property, the excess may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years from the disposition of taxable Canadian property to the extent and in the circumstances prescribed by the Tax Act. Non-Resident Holders whose Securities are, or may be, taxable Canadian property should consult their own advisors.
Dividends on Underlying Shares
Dividends paid or credited, or deemed to be paid or credited, on the underlying shares to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention. For example, where the Non-Resident Holder is resident in the United States for the purposes of the US Treaty, is fully entitled to the benefits of that treaty and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% pursuant to the terms of the US Treaty.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of notes acquired by U.S. Holders (as defined below) pursuant to the Offering and any Class A Subordinate Voting Shares received by such U.S. Holders upon the conversion of notes. This discussion does not address all potentially relevant U.S. federal income tax considerations applicable to the ownership or disposition of the notes or Class A Subordinate Voting Shares received upon conversion of the notes, and unless otherwise specifically provided, it does not address any state, local or non-U.S. tax considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax, net investment income tax, estate tax or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements.
As used herein, the term “U.S. Holder” means a beneficial owner of notes or Class A Subordinate Voting Shares that, for U.S. federal income tax purposes, is: (1) a citizen or individual resident of the United States; (2) a corporation (or other entity classified as a corporation) organized under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons with respect to all substantial decisions, or (b) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds notes or Class A Subordinate Voting Shares, the tax treatment of a partner in the partnership (or other entity or arrangement) will generally depend upon the status of the partner and the activities of the partnership. Prospective investors who are partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal tax purposes) that are beneficial owners of our Class A Subordinate Voting Shares are urged to consult their tax advisors regarding the tax consequences of the ownership and disposition of notes acquired pursuant to this prospectus supplement.
This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and U.S. Treasury regulations, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary is not binding on the U.S. Internal Revenue Service (the “IRS”), and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.
This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of the notes or Class A Subordinate Voting Shares received upon conversion of the notes, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to, tax exempt organizations, partnerships and other pass through entities and their owners, banks or other financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold the notes or Class A Subordinate Voting Shares received upon conversion of the notes as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, dealers in securities or foreign currencies, traders in securities electing to mark to market, persons who are required to recognize income for U.S. federal income tax purposes no later than when such income is taken into account in applicable financial statements, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, holders subject to the alternative minimum tax, U.S. expatriates, persons that hold the notes or Class A Subordinate Voting Shares received upon conversion of the notes other than as a capital asset within the meaning of the Code, or persons that own directly, indirectly, or by application of the constructive ownership rules of the Code, 10% or more of our shares by voting power or by value.
This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to them with regard to their particular circumstances.
Interest on the Notes
Interest paid on the notes (if any) will be includible by a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with such holder’s method of accounting for U.S. federal income tax purposes and will include amounts withheld in respect of any foreign taxes and any additional amounts paid in respect thereof. Interest income on the notes will generally constitute non-U.S. source income and will generally be treated as “passive category income” for U.S. foreign tax credit limitation purposes. The rules governing the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.
Original Issue Discount.
The notes are not expected to be issued with original issue discount (“OID”) for U.S. federal income tax purposes. If, however, the notes are issued with OID, the amount of OID with respect to a note will equal the excess (if any) of the note’s stated redemption price at maturity (i.e., the face amount of the note) over its issue price (i.e., the first price at which a substantial amount of notes is sold for cash, other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).
Each U.S. Holder of notes issued with OID will be required to include such OID in gross income, determined on an economic accrual basis, before the receipt of cash attributable to that income, regardless of such U.S. Holder’s method of accounting for U.S. federal income tax purposes. Any OID so included will increase the U.S. Holder’s adjusted tax basis in its notes by an equivalent amount.
Disposition of the Notes
Except as described below under “—Conversion of the Notes,” upon the sale, taxable exchange, repurchase, or other taxable disposition of a note, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received upon such disposition (except to the extent attributable to accrued but unpaid interest, which, to the extent not previously included in income, will generally be subject to tax as described above) and (2) the holder’s adjusted tax basis in the note, which will generally equal the holder’s cost of the note. Such gain or loss will generally be long-term capital gain or loss if the holder’s holding period in the note exceeds one year at the time of such disposition. Long-term capital gain of non-corporate taxpayers is generally eligible for preferential rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the disposition of a note will generally be treated as U.S.-source for U.S. foreign tax credit limitation purposes. Consequently, foreign tax credits attributable to foreign taxes imposed on the disposition of a note will not be available to the U.S. Holder unless they can be applied (subject to applicable limitations) against taxes due on the holder’s non-U.S. source income.
Conversion of the Notes
Upon conversion of a note, a U.S. Holder will receive cash, Class A Subordinate Voting Shares, or a combination of cash and Class A Subordinate Voting Shares, at our election. Although the matter is not free from doubt, we intend to take the position that the notes are treated as securities for U.S. federal income tax purposes and the remainder of this disclosure assumes such treatment.
A conversion of a note settled solely in cash will generally be treated as a taxable sale or exchange of the note as described above under “—Disposition of the Notes.”
A U.S. Holder will generally not recognize gain or loss on the conversion of a note settled solely in Class A Subordinate Voting Shares, except with respect to cash received in lieu of a fractional share (discussed below). A U.S. Holder’s adjusted tax basis in Class A Subordinate Voting Shares received upon conversion of a note will generally equal the holder’s tax basis in the note (reduced by any basis allocable to a fractional share). A U.S. Holder’s holding period for Class A Subordinate Voting Shares received upon conversion of a note will generally include the holding period for the note.
A U.S. Holder that receives a combination of cash and Class A Subordinate Voting Shares in settlement of the conversion of a note will generally recognize gain (but not loss) equal to the lesser of (i) the excess of the fair market value of the Class A Subordinate Voting Shares (including any fractional share) and cash received (excluding any cash received in lieu of a fractional share (discussed below)) over such U.S. Holder’s tax basis in the note, and (ii) the amount of cash received (excluding any cash attributable to a fractional share (discussed below)). A U.S. Holder’s adjusted tax basis in Class A Subordinate Voting Shares received will generally equal the U.S. Holder’s tax basis in the note reduced by any basis allocable to a fractional share and the amount of cash received (excluding any cash received in lieu of a fractional share (discussed below)), and increased by the amount of any taxable gain recognized on the conversion (other than with respect to a fractional share). A U.S. Holder’s holding period for Class A Subordinate Voting Shares received upon conversion of a note will generally include the holding period for the note.

Cash received in lieu of a fractional share upon conversion of the notes will generally be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share will generally result in the recognition of capital gain or loss measured by the difference between the cash received for the fractional share and the portion of the U.S. Holder’s tax basis allocable to the fractional share. Any gain or loss recognized upon conversion of a note (whether with respect to a fractional share or otherwise) will generally be treated in the same manner as described above under “—Disposition of the Notes.” A U.S. Holder’s tax basis in a fractional share will generally be determined by allocating the holder’s tax basis in the Class A Subordinate Voting Shares received (including the fractional share deemed received) between the Class A Subordinate Voting Shares actually received upon conversion and the fractional share, in accordance with their respective fair market values.
U.S. Holders should consult their tax advisors regarding the tax treatment of the receipt of a combination of cash and Class A Subordinate Voting Shares upon conversion of a note.
Possible Effect of the Change in Conversion Consideration after a Change in Control
If we undergo certain of the events described under “Description of Notes—Conversion Rights—Recapitalizations, Reclassifications, and Changes of Our Class A Subordinate Voting Shares,” the conversion rate and the related conversion consideration may be adjusted such that a U.S. Holder would be entitled to convert its notes into the shares, property, or assets described in such section. Depending on the facts and circumstances at the time of any such event, such adjustment may result in a deemed exchange of the outstanding notes, which may be a taxable event for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of such an adjustment.
Constructive Distributions
As described in “Description of Notes—Conversion Rights—Conversion Rate Adjustments,” the conversion rate of the notes is subject to adjustment in certain circumstances. An adjustment (or the failure to make an adjustment) that has the effect of increasing a U.S. Holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to such U.S. Holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the U.S. Holders of the notes will generally not be deemed to result in such a distribution, however.
Certain of the possible conversion rate adjustments provided for in the notes may not qualify as being pursuant to such a bona fide reasonable adjustment formula. If such adjustments occur, a U.S. Holder will be deemed to have received a distribution even though it has not received any cash or property as a result of such adjustments. Any such deemed distribution will be subject to tax as dividend, return of capital, or capital gain, as described in “—Distributions of Our Class A Subordinate Voting Shares” below. However, it is not clear whether a constructive dividend deemed paid to a non-corporate U.S. Holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received. It is also unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividend.
Distributions on Our Class A Subordinate Voting Shares
We have never declared or paid any dividends on our Class A Subordinate Voting Shares and do not intend to pay dividends in the foreseeable future. However, in the event that we do make a distribution with respect to our Class A Subordinate Voting Shares, then, a U.S. Holder will generally recognize dividend income on the receipt of the distribution on our Class A Subordinate Voting Shares to the extent out of our current or accumulated earnings and profits (determined in accordance with U.S. federal income tax principles). Because we do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.
The amount of any distributions paid in Canadian dollars will equal the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax). A U.S. Holder will have a tax basis in Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S.

dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S. source ordinary income or loss.
Provided that we are not treated as a passive foreign investment company in the current or the preceding taxable years, as discussed below, we believe that we are a “qualified foreign corporation,” and, therefore, dividends paid by us to certain non-corporate U.S. Holders may be eligible for a preferential tax rate provided applicable holding period and no-hedging requirements are satisfied. Any such dividends will generally not be eligible for the dividends received deduction available to certain U.S. corporate shareholders.
As discussed below under “Certain Canadian Federal Income Tax Considerations”, distributions to a U.S. Holder with respect to Class A Subordinate Voting Shares will be subject to Canadian non-resident withholding tax. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. Because the foreign tax credit rules are complex, U.S. Holders should consult their advisors concerning the application of these rules in light of their particular circumstances. U.S. Holders who do not elect to claim a foreign tax credit may be able to claim an ordinary income tax deduction for Canadian income tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year.
Dispositions of Our Class A Subordinate Voting Shares
Upon a sale, exchange, or other taxable disposition of Class A Subordinate Voting Shares, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange, or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition) and the tax basis of such Class A Subordinate Voting Shares. Such gain or loss will be a long-term capital gain or loss if the U.S. Holder’s holding period in such Class A Subordinate Voting Shares exceeds one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate taxpayers are eligible for reduced rates of taxation. For both corporate and non-corporate taxpayers, limitations apply to the deductibility of capital losses.
Passive Foreign Investment Company Rules
A foreign corporation will be considered a passive foreign investment company, or a PFIC, for any taxable year in which (1) 75% or more of its gross income is “passive income” or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. We believe that we were not a PFIC in the preceding taxable year nor do we anticipate that we will be a PFIC in the current taxable year or in the foreseeable future. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge our determination concerning our PFIC status or that we will not be a PFIC for any taxable year. If we are classified as a PFIC in any year during which a U.S. Holder owns our Class A Subordinate Voting Shares, may be subject to certain adverse tax consequences. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from our treatment as a PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to an investment in our Class A Subordinate Voting Shares and the availability of any elections or protective elections to mitigate any adverse consequences.
Required Disclosure with Respect to Foreign Financial Assets
Certain U.S. Holders are required to report information relating to an interest in our Class A Subordinate Voting Shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in our Class A Subordinate Voting Shares. U.S. Holders are urged to consult their tax advisors regarding information reporting requirements relating to their ownership of our Class A Subordinate Voting Shares.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE NOTES IN THEIR PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS
Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on our behalf by Stikeman Elliott LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on our behalf by Skadden, Arps, Slate, Meagher & Flom LLP and on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP. The partners, counsel and associates of each of Stikeman Elliott LLP and by Blake, Cassels & Graydon LLP, respectively as a group, beneficially own directly and indirectly, less than one percent of our outstanding securities of any class.
AUDITORS, REGISTRAR AND TRANSFER AGENT
The independent registered public accounting firm of the Company is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, at its office in Ottawa, Ontario.
The transfer agent and registrar of our Class A Subordinate Voting Shares in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts, and in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
Certain of the Company’s directors, namely Gail Goodman and Jeremy Levine, reside outside of Canada. Each of these directors has appointed Shopify Inc., 150 Elgin Street, 8th Floor, Ottawa, Ontario, Canada, K2P 1L4 (Attn: Corporate Secretary) as agent for service of process.
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors or officers, as applicable; (iii) the consent of PricewaterhouseCoopers LLP; (iv) the consent of Stikeman Elliott LLP; (v) the consent of Blake, Cassels & Graydon LLP; (vi) the Underwriting Agreement; (vii) the form of indenture relating to debt securities that may be issued under the accompanying Shelf Prospectus; and (viii) the indenture.

SHORT FORM BASE SHELF
PROSPECTUS
New Issue and Secondary Offering	August 6, 2020

SHOPIFY INC.
$7,500,000,000
Class A Subordinate Voting Shares
Preferred Shares
Debt Securities
Warrants
Subscription Receipts
Units
Shopify Inc. (the “Company”, “Shopify”, “us” or “we”) may offer and issue from time to time Class A subordinate voting shares (“Class A Subordinate Voting Shares”), preferred shares (“Preferred Shares”), debt securities (“Debt Securities”), warrants (“Warrants”) to acquire any of the other securities that are described in this short form base shelf prospectus (the “Prospectus”), subscription receipts (“Subscription Receipts”), units (“Units”) comprised of one or more of any of the other securities that are described in this Prospectus, or any combination of such securities (all of the foregoing collectively, the “Securities” and individually, a “Security”), for up to an aggregate offering price of $7,500,000,000 (or its equivalent in Canadian dollars or any other currencies), in one or more transactions during the 25-month period that this Prospectus, including any amendments hereto, remains effective.
We will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See “The Selling Securityholders”.
All dollar amounts in this Prospectus are in U.S. dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.
An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.
Our Securities may be sold pursuant to this Prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. This Prospectus may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 – Shelf Distributions). In connection with any underwritten offering of Securities, other than an at-the-market offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”. A Prospectus Supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of our Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such Securities, including the net proceeds we expect to receive from the sale of such Securities, if any, the amounts and prices at which such Securities are sold and the compensation of such underwriters, dealers or agents.
The Company has two classes of issued and outstanding shares: the Class A Subordinate Voting Shares and the Class B multiple voting shares. The Class B multiple voting shares carry a greater number of votes per share relative to the Class A Subordinate Voting Shares. The Class A Subordinate Voting Shares are therefore “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Class A Subordinate Voting Shares and the Class B multiple voting shares are substantially identical with the exception of the multiple voting and conversion rights attached to the Class B multiple voting shares. Each Class A Subordinate Voting Share is entitled to one vote and each Class B multiple voting share is entitled to ten votes on all matters requiring shareholder approval, and holders of Class A Subordinate Voting Shares and Class B multiple voting shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares, except to the extent that a separate vote of holders as a separate class is required by law or provided by our restated articles of incorporation. The Class B multiple voting shares are convertible into Class A Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances. The holders of Class A Subordinate Voting Shares benefit from contractual provisions that give them certain rights in the event of a take-over bid for the Class B multiple voting shares. See “Description of the Share Capital of the Company – Take-Over Bid Protection”.
(cover continued on next page)

(cover continued from previous page)
Our Class A Subordinate Voting Shares are listed on the New York Stock Exchange (the “NYSE”) and on the Toronto Stock Exchange (the “TSX”) under the symbol “SHOP”. On August 5, 2020, the closing prices of the Class A Subordinate Voting Shares on the NYSE and the TSX were $1,094.65 and C$1,453.62, respectively. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Class A Subordinate Voting Shares will not be listed on any securities exchange. There is currently no market through which such Securities may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus and the applicable Prospectus Supplement relating to such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See the “Risk Factors” section of the applicable Prospectus Supplement.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Shopify is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Shopify prepares its annual financial statements and its interim financial statements in accordance with accounting principles generally accepted in the United States of America.
Purchasers of Securities should be aware that the acquisition of Securities may have tax consequences both in the United States and in Canada. This Prospectus does not discuss U.S. or Canadian tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada, and that all or a substantial portion of the assets of the Company and said persons are located outside of the United States. See “Enforceability of Civil Liabilities”.

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS
We have not authorized anyone to provide readers with information different from that contained in this Prospectus (or incorporated by reference herein) or in any free writing prospectus prepared by us. We take no responsibility for, and can provide no assurance as to, the reliability of any other information that others may give readers of this Prospectus. We are not making an offer of Securities in any jurisdiction where the offer is not permitted.
Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.
This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. We do not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at the address set forth on the cover page of this Prospectus, and are also available electronically at www.sedar.com (“SEDAR”) and www.sec.gov (“EDGAR”).
The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)
Shopify’s audited consolidated financial statements as at and for the years ended December 31, 2019 and 2018, and the related notes thereto, together with management’s annual report on internal control over financial reporting and the report of independent registered public accounting firm thereon;

(b)	Shopify’s Management’s Discussion and Analysis for the year ended December 31, 2019;

(c)	Shopify’s Annual Information Form, dated February 12, 2020, for the year ended December 31, 2019;
(d)	Shopify’s Management Information Circular dated April 16, 2020 in connection with the annual general meeting of the shareholders of Shopify held on May 27, 2020;
(e)
Shopify’s unaudited interim condensed consolidated financial statements as at June 30, 2020 and for the three and six-month periods ended June 30, 2020 and 2019, together with the related notes thereto; and

(f)	Shopify’s Management’s Discussion and Analysis as at June 30, 2020 and for the three and six-month periods ended June 30, 2020 and 2019.
Any statement contained in this Prospectus or in any document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.
Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the report of independent registered public accounting firm thereon, management’s discussion and analysis and information circulars of the Company filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC on or after the date of this Prospectus shall be deemed to be incorporated by reference into the registration statement on Form F-10 (the “Registration Statement”) of which this Prospectus forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.
Upon the filing of a new annual information form and new annual consolidated financial statements by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.
References to our website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and we disclaim any such incorporation by reference.
Any “template version” of “marketing materials” (as those terms are defined in National Instrument 41-101— General Prospectus Requirements) pertaining to a distribution of Securities filed after the date of a Prospectus Supplement and before termination of the distribution of Securities offered pursuant to such Prospectus Supplement will be deemed to be incorporated by reference into the Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
A Prospectus Supplement containing the specific terms of an offering of Securities and other information in relation to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus and the documents incorporated herein by reference contain forward-looking statements about Shopify’s business outlook, objectives, strategies, plans, strategic priorities and results of operations as well as other statements that are not historical facts. A statement Shopify makes is forward-looking when it uses what Shopify knows and expects today to make a statement about the future. In some cases, you can identify forward-looking statements by words such as “may”, “might”, “will”, “should”, “could”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “continue”, or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All such forward-looking statements are made under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and constitute forward-looking information within the meaning of applicable Canadian securities legislation.
Specifically, without limiting the generality of the foregoing, all statements included in this Prospectus, including the documents incorporated by reference herein, that address activities, events or developments that Shopify expects or anticipates will or may occur in the future, and other statements that are not historical facts, are forward-looking statements. These statements are based upon our management’s perception of historic trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors, including but not limited to the risks described in detail in the section entitled “Risk Factors” and elsewhere in documents incorporated by reference herein, that may cause our actual results to be materially different from any future results expressed or implied by these forward-looking statements. Accordingly, prospective purchasers should not place undue reliance on the forward-looking statements contained in this Prospectus or in the documents incorporated by reference herein.
Forward-looking statements made in this Prospectus and in the documents incorporated herein by reference are based on a number of assumptions that Shopify believed were reasonable on the day it made the forward-looking statements. Refer to the documents incorporated by reference herein for certain assumptions that Shopify has made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.
The forward-looking statements in this Prospectus represent our views as of the date of this Prospectus and forward-looking statements contained in the documents incorporated herein by reference represent our views as of the date of such documents, unless otherwise indicated in such documents. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law.
Prospective purchasers are cautioned that the risks referred to above are not the only ones that could affect Shopify. Additional risks and uncertainties not currently known to Shopify or that Shopify currently deems to be immaterial may also have a material adverse effect on Shopify’s financial position, financial performance, cash flows, business or reputation.
ENFORCEABILITY OF CIVIL LIABILITIES
We are a corporation incorporated under and governed by the Canada Business Corporations Act (the “CBCA”). Most of our directors and officers reside principally in Canada, and the majority of our assets and all or a substantial portion of the assets of these persons is located outside the United States. The Company has appointed an agent for service of process in the United States; however it may nevertheless be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or any such persons, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any such persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Corporation Service Company as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of Securities under this Prospectus.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
We express all amounts in this Prospectus in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. On August 5, 2020 the Bank of Canada rate of exchange was US$1.00 = C$1.3262 or C$1.00 = US$0.7540.
WHERE YOU CAN FIND MORE INFORMATION
Shopify files certain reports with, and furnishes other information to, each of the SEC and certain securities regulatory authorities of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, Shopify is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Shopify’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Shopify’s reports and other information filed or furnished with or to the SEC are available, from EDGAR at www.sec.gov, as well as from commercial document retrieval services. Shopify’s Canadian filings are available on SEDAR at www.sedar.com.
Shopify has filed with the SEC under the Securities Act the Registration Statement relating to the Securities being offered hereunder, of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.
SHOPIFY INC.
Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Shopify builds web- and mobile-based software and lets merchants easily set up beautiful online storefronts that are rich with retail functionality. Merchants use our software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting and access financing, all from one integrated back office.
The Shopify platform is engineered to enterprise-level standards and functionality while being designed for simplicity and ease of use. We also design our platform with a robust technical infrastructure able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons and flash sales. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.
Shopify’s principal and registered office is located at 150 Elgin Street, 8th floor, Ottawa, Ontario, Canada K2P 1L4. Additional information about our business is included in the documents incorporated by reference into this Prospectus.

THE SELLING SECURITYHOLDERS
Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of our securityholders. The Prospectus Supplement that we will file in connection with any offering of Securities by selling securityholders will include the following information:
•	the names of the selling securityholders;
•	the number or amount of Securities owned, controlled or directed by each selling securityholder;
•	the number or amount of Securities being distributed for the account of each selling securityholder;
•
the number or amount of Securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities;

•	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and
•	all other information that is required to be included in the applicable Prospectus Supplement.
USE OF PROCEEDS
The net proceeds to the Company from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities. The Company will not receive any proceeds from any sales of Securities offered by a selling securityholder.

DESCRIPTION OF THE SHARE CAPITAL OF THE COMPANY
Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares of which 108,314,905 were issued and outstanding as of August 5, 2020, an unlimited number of Class B multiple voting shares of which 11,870,018 were issued and outstanding as of August 5, 2020, and an unlimited number of preferred shares, issuable in series, none of which are issued and outstanding as of August 5, 2020.
The Class B multiple voting shares carry a greater number of votes per share relative to the Class A Subordinate Voting Shares. The Class A Subordinate Voting Shares are therefore “restricted securities” within the meaning of such term under applicable Canadian securities laws. We are entitled to file this Prospectus on the basis that we comply with Section 12.3(b) of National Instrument 41-101 - General Prospectus Requirements.
Except as described in this Prospectus, the Class A Subordinate Voting Shares and the Class B multiple voting shares have the same rights, are equal in all respects and are treated by the Company as if they were one class of shares.
Rank
The Class A Subordinate Voting Shares and Class B multiple voting shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of the Company’s assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class A Subordinate Voting Shares and the holders of Class B multiple voting shares are entitled to participate equally in the remaining property and assets of the Company available for distribution to the holders of shares, without preference or distinction among or between the Class A Subordinate Voting Shares and the Class B multiple voting shares, subject to the rights of the holders of any preferred shares.
Dividends
The holders of outstanding Class A Subordinate Voting Shares and Class B multiple voting shares are entitled to receive dividends on a share for share basis at such times and in such amounts and form as our board of directors may from time to time determine, but subject to the rights of the holders of any preferred shares, without preference or distinction among or between the Class A Subordinate Voting Shares and the Class B multiple voting shares. We are permitted to pay dividends unless there are reasonable grounds for believing that: (i) we are, or would after such payment be, unable to pay our liabilities as they become due; or (ii) the realizable value of our assets would, as a result of such payment, be less than the aggregate of our liabilities and stated capital of all classes of shares. In the event of a payment of a dividend in the form of shares, Class A Subordinate Voting Shares shall be distributed with respect to outstanding Class A Subordinate Voting Shares and Class B multiple voting shares shall be distributed with respect to outstanding Class B multiple voting shares, unless otherwise determined by our board.
Voting Rights
Under our restated articles of incorporation, each Class A Subordinate Voting Share is entitled to one vote per share and each Class B multiple voting share is entitled to 10 votes per share. As of August 5, 2020, the Class A Subordinate Voting Shares collectively represent 90.12% of our total issued and outstanding shares and 47.71% of the voting power attached to all of our issued and outstanding shares and the Class B multiple voting shares collectively represent 9.88% of our total issued and outstanding shares and 52.29% of the voting power attached to all of our issued and outstanding shares.
Conversion
The Class A Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Class B multiple voting share may at any time, at the option of the holder, be converted into one Class A Subordinate Voting Share. Upon the first date that a Class B multiple voting share is Transferred (as defined below) by a holder of Class B multiple voting shares, other than to a Permitted Holder (as defined below) or from any such Permitted Holder back to such holder of Class B multiple voting shares and/or any other Permitted Holder of such holder of Class B multiple voting shares, the holder thereof, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Class B multiple voting share into a fully paid and non-assessable Class A Subordinate Voting Share, on a share for share basis.

In addition, all Class B multiple voting shares will convert automatically into Class A Subordinate Voting Shares on the date on which the outstanding Class B multiple voting shares represent less than 5% of the aggregate number of outstanding Class A Subordinate Voting Shares and Class B multiple voting shares as a group.
For the purposes of the foregoing:
“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person;
“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse, or child or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;
“Permitted Holders” means, in respect of a holder of Class B multiple voting shares that is an individual, the Members of the Immediate Family of such individual and any Person controlled, directly or indirectly, by any such holder, and in respect of a holder of Class B multiple voting shares that is not an individual, an Affiliate of that holder;
“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;
“Transfer” of a Class B multiple voting share shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A “Transfer” shall also include, without limitation, (1) a transfer of a Class B multiple voting share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (2) the transfer of, or entering into a binding agreement with respect to, Voting Control over a Class B multiple voting share by proxy or otherwise, provided, however, that the following shall not be considered a “Transfer”: (a) the grant of a proxy to our officers or directors at the request of our board of directors in connection with actions to be taken at an annual or special meeting of shareholders; or (b) the pledge of a Class B multiple voting share that creates a mere security interest in such share pursuant to a bona fide loan or indebtedness transaction so long as the holder of the Class B multiple voting share continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such Class B multiple voting share or other similar action by the pledgee shall constitute a “Transfer”; and
“Voting Control” with respect to a Class B multiple voting share means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Class B multiple voting share by proxy, voting agreement or otherwise.
A Person is “controlled” by another Person or other Persons if: (1) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (2) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.
Subdivision or Consolidation
No subdivision or consolidation of the Class A Subordinate Voting Shares or the Class B multiple voting shares may be carried out unless, at the same time, the Class B multiple voting shares or the Class A Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Certain Class Votes
Except as required by the CBCA, applicable securities laws or our restated articles of incorporation, holders of Class A Subordinate Voting Shares and Class B multiple voting shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares. Under the CBCA, certain types of amendments to our articles are subject to approval by special resolution of the holders of our classes of shares voting separately as a class, including amendments to:
•	change the rights, privileges, restrictions or conditions attached to the shares of that class;
•	increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of that class; and
•	make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of that class.
Without limiting other rights at law of any holders of Class A Subordinate Voting Shares or Class B multiple voting shares to vote separately as a class, neither the holders of the Class A Subordinate Voting Shares nor the holders of the Class B multiple voting shares shall be entitled to vote separately as a class upon a proposal to amend our articles of incorporation in the case of an amendment to (1) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (2) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a) and (e) of subsection 176(1) of the CBCA. Pursuant to our restated articles of incorporation, neither holders of our Class A Subordinate Voting Shares nor holders of our Class B multiple voting shares will be entitled to vote separately as a class on a proposal to amend our articles to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 176(1)(b) of the CBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A Subordinate Voting Shares and Class B multiple voting shares differently, on a per share basis, and such holders are not already otherwise entitled to vote separately as a class under applicable law or our restated articles of incorporation in respect of such exchange, reclassification or cancellation.
Pursuant to our restated articles of incorporation, holders of Class A Subordinate Voting Shares and Class B multiple voting shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the CBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our Class A Subordinate Voting Shares and Class B multiple voting shares, each voting separately as a class.
Take-Over Bid Protection
Under applicable Canadian law, an offer to purchase Class B multiple voting shares would not necessarily require that an offer be made to purchase Class A Subordinate Voting Shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Class A Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Class B multiple voting shares, the holders of not less than 80% of the outstanding Class B multiple voting shares on completion of our initial public offering entered into a customary coattail agreement with Shopify and a trustee (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX listed corporations designed to prevent transactions that otherwise would deprive the holders of Class A Subordinate Voting Shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class B multiple voting shares had been Class A Subordinate Voting Shares.
The undertakings in the Coattail Agreement will not apply to prevent a sale of Class B multiple voting shares by a holder of Class B multiple voting shares party to the Coattail Agreement if concurrently an offer is made to purchase Class A Subordinate Voting Shares that:
a)	offers a price per Class A Subordinate Voting Share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class B multiple voting shares;
b)
provides that the percentage of outstanding Class A Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class B multiple voting shares to be sold (exclusive of Class B multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);
c)
has no condition attached other than the right not to take up and pay for Class A Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Class B multiple voting shares; and

d)	is in all other material respects identical to the offer for Class B multiple voting shares.
In addition, the Coattail Agreement will not prevent the sale of Class B multiple voting shares by a holder thereof to a Permitted Holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Class B multiple voting shares into Class A Subordinate Voting Shares, shall not, in and of itself, constitute a sale of Class B multiple voting shares for the purposes of the Coattail Agreement.
Under the Coattail Agreement, any sale of Class B multiple voting shares (including a transfer to a pledgee as security) by a holder of Class B multiple voting shares party to the Coattail Agreement will be conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class B multiple voting shares are not automatically converted into Class A Subordinate Voting Shares in accordance with our restated articles of incorporation.
The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class A Subordinate Voting Shares. The obligation of the trustee to take such action will be conditional on Shopify or holders of the Class A Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Class A Subordinate Voting Shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class A Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee.
The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Class A Subordinate Voting Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class A Subordinate Voting Shares held directly or indirectly by holders of Class B multiple voting shares, their affiliates and related parties and any persons who have an agreement to purchase Class B multiple voting shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.
No provision of the Coattail Agreement limits the rights of any holders of Class A Subordinate Voting Shares under applicable law.
Preferred Shares
We are authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by our board of directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares, and will not be entitled to vote separately as a class upon a proposal to amend our articles of incorporation in the case of an amendment of the kind referred to in paragraph (a), (b) or (e) of subsection 176(1) of the CBCA. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the preferred shares are entitled to preference over the Class A Subordinate Voting Shares, Class B multiple voting shares and any other shares ranking junior to the preferred shares and may also be given such other preferences over Class A Subordinate Voting Shares, Class B multiple voting shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.
The issuance of preferred shares and the terms selected by our board of directors could decrease the amount of earnings and assets available for distribution to holders of our Class A Subordinate Voting Shares and Class B multiple voting shares or adversely affect the rights and powers, including the voting rights, of the holders of our

Class A Subordinate Voting Shares and Class B multiple voting shares without any further vote or action by the holders of our Class A Subordinate Voting Shares and Class B multiple voting shares. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could make it more difficult for a third-party to acquire a majority of our outstanding voting shares and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our Class A Subordinate Voting Shares.
DESCRIPTION OF DEBT SECURITIES
As of the date of this Prospectus, the Company has no Debt Securities outstanding. The Company may issue Debt Securities, separately or together, with Class A Subordinate Voting Shares, Preferred Shares, Warrants, Subscription Receipts or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for the applicable series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the Registration Statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:
•
the specific designation of the Debt Securities; any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•
the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

•	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;
•	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;
•	the covenants applicable to the Debt Securities;
•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;
•
whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;
•	the denominations in which registered Debt Securities will be issuable;
•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;
•	if other than U.S. dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;
•	material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Debt Securities;
•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and
•	any other terms of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than U.S. dollars or a non-U.S. dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than U.S. dollars or a non-U.S. dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-U.S. dollar currency or currencies or non-U.S. dollar unit or units in the applicable Prospectus Supplement.
Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The terms on which a series of Debt Securities may be convertible into or exchangeable for Class A Subordinate Voting Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Class A Subordinate Voting Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.
To the extent any Debt Securities are convertible into Class A Subordinate Voting Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.
DESCRIPTION OF WARRANTS
As of the date of this Prospectus, the Company has no Warrants outstanding. The Company may issue Warrants, separately or together, with Class A Subordinate Voting Shares, Preferred Shares, Debt Securities, Subscription Receipts or Units or any combination thereof, as the case may be. The Warrants would be issued under a separate Warrant agreement or indenture. The specific terms and provisions that will apply to any Warrants that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:
•	the number of Warrants offered;
•	the price or prices, if any, at which the Warrants will be issued;
•	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;
•	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;
•	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;
•	if applicable, the identity of the Warrant agent;
•	whether the Warrants will be listed on any securities exchange;
•	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;
•	any minimum or maximum subscription amount;
•
whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;
•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants;
•	material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Warrants and the Securities to be issued upon exchange of the Warrants; and
•	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.
Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
As of the date of this Prospectus, the Company has no Subscription Receipts outstanding. The Company may issue Subscription Receipts, separately or together, with Class A Subordinate Voting Shares, Preferred Shares, Debt Securities, Warrants, or Units or any combination thereof, as the case may be. The Subscription Receipts would be issued under an agreement or indenture. The specific terms and provisions that will apply to any Subscription Receipts that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:
•	the number of Subscription Receipts offered;
•	the price or prices, if any, at which the Subscription Receipts will be issued;
•	the manner of determining the offering price(s);
•	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;
•	the Securities into which the Subscription Receipts may be exchanged;
•	conditions to the exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;
•
the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per Security or the aggregate principal amount, denominations and terms of the series of Debt Securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of Securities may be subject to adjustment;

•	the dates or periods during which the Subscription Receipts may be exchanged;
•	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;
•
provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

•	if applicable, the identity of the Subscription Receipt agent;
•	whether the Subscription Receipts will be listed on any securities exchange;
•	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;
•	any minimum or maximum subscription amount;
•
whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, noncertificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;
•
material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and
•	any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.
Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.
DESCRIPTION OF UNITS
As of the date of this Prospectus, the Company has no Units outstanding. The Company may issue Units, separately or together, with Class A Subordinate Voting Shares, Preferred Shares, Debt Securities, Warrants, or Subscription Receipts or any combination thereof, as the case may be. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The specific terms and provisions that will apply to any Units that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:
•	the number of Units offered;
•	the price or prices, if any, at which the Units will be issued;
•	the manner of determining the offering price(s);
•	the currency at which the Units will be offered;
•	the Securities comprising the Units;
•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;
•	any minimum or maximum subscription amount;
•
whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Units or the Securities comprising the Units;
•	material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Securities comprising the Units;
•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and
•
any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.
CONSOLIDATED CAPITALIZATION
The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company since the date of the Company’s most recently filed financial statements, including, as required, any material change, and the effect of such material change, that will result from the issuance of Securities pursuant to such Prospectus Supplement.
EARNINGS COVERAGE RATIOS
The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.
PRIOR SALES
Prior sales of our Securities will be provided, as required, in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME
Trading price and volume of our Securities will be provided, as required, in each Prospectus Supplement to this Prospectus.
PLAN OF DISTRIBUTION
We may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by us from time to time. We may distribute the Securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to prevailing market prices or at negotiated prices. A description of such pricing will be disclosed in the applicable Prospectus Supplement. We may offer Securities in the same offering, or we may offer Securities in separate offerings.
This Prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.
A Prospectus Supplement will describe the terms of each specific offering of Securities, including (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.
If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. Securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Only underwriters named in a Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.
The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.
We and/or the selling securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.
Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in and subject to limitations imposed by applicable Canadian securities laws which includes sales made directly on an existing trading market for the Class A Subordinate Voting Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to “at-the-market” offerings, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an “at-the-market”

offering, as defined under applicable Canadian securities laws, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer may enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the applicable Prospectus Supplement, including selling an aggregate number or principal amount of Securities that would result in the underwriter or dealer creating an over-allocation position in the Securities.
We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.
Each class or series of Securities, other than the Class A Subordinate Voting Shares, that is not a secondary offering will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units may be sold and purchasers may not be able to resell Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. RESIDENTS
The applicable Prospectus Supplement may describe certain U.S. federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
RISK FACTORS
Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the risk factors described in the documents incorporated by reference herein and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which we currently are unaware or that are unknown or that we currently deem to be immaterial could have a material adverse effect on our business, financial condition and results of operation. We cannot assure you that we will successfully address any or all of these risks.
LEGAL MATTERS
Unless otherwise specified in the Prospectus Supplement relating to the Securities, the issue and sale of the Securities will be passed upon on our behalf by Stikeman Elliott LLP as to legal matters relating to Canadian law and by Skadden, Arps, Slate, Meagher & Flom LLP as to matters relating to U.S. law. The partners, counsel and associates of Stikeman Elliott LLP, as a group, beneficially own, directly or indirectly, less than one percent of any class of our securities.

AUDITORS, REGISTRAR AND TRANSFER AGENT
The independent registered public accounting firm of the Company is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, at its office in Ottawa, Ontario.
The transfer agent and registrar of our Class A Subordinate Voting Shares in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts, and in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed or furnished with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of PricewaterhouseCoopers LLP; and (iv) the form of indenture relating to the Debt Securities. A copy of the form of warrant agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.